                                                      Pursuant to Rule 424(b)(4)
                                                   Registration Number 333-44277

PROSPECTUS

                                5,500,000 SHARES

                                [LOGO]

                                  COMMON STOCK
                               -----------------

OF THE 5,500,000 SHARES OF COMMON STOCK OFFERED, 4,500,000 SHARES ARE BEING OFFERED INITIALLY IN THE UNITED STATES AND CANADA BY THE U.S. UNDERWRITERS AND
  1,000,000 SHARES ARE BEING OFFERED INITIALLY OUTSIDE OF THE UNITED STATES AND CANADA BY THE INTERNATIONAL UNDERWRITERS. SEE "UNDERWRITERS." ALL OF
     THE SHARES OF COMMON STOCK BEING OFFERED HEREBY ARE BEING SOLD BY THE
      COMPANY. SHARES OF COMMON STOCK ARE BEING RESERVED FOR SALE TO DIRECTORS, OFFICERS, EMPLOYEES, BUSINESS ASSOCIATES AND RELATED
        PERSONS OF THE COMPANY AT THE INITIAL PUBLIC OFFERING PRICE.
        SUCH PERSONS ARE EXPECTED TO PURCHASE, IN THE AGGREGATE, UP TO
         19% OF THE COMMON STOCK OFFERED. PRIOR TO THIS OFFERING, THERE
         HAS BEEN NO PUBLIC MARKET FOR THE COMMON STOCK OF THE
           COMPANY. SEE "UNDERWRITERS" FOR A DISCUSSION OF THE
             FACTORS CONSIDERED IN DETERMINING THE INITIAL PUBLIC
             OFFERING PRICE.
                            ------------------------

 THE COMMON STOCK HAS BEEN APPROVED FOR LISTING, SUBJECT TO NOTICE OF ISSUANCE,
                             ON THE NEW YORK STOCK
                        EXCHANGE UNDER THE SYMBOL "RLT."
                            ------------------------

          SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR INFORMATION THAT

                 SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                               -----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
       REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                              -------------------

                               PRICE $29 A SHARE
                              -------------------

                                                                       UNDERWRITING
                                                  PRICE TO             DISCOUNTS AND           PROCEEDS TO
                                                   PUBLIC             COMMISSIONS (1)          COMPANY (2)
                                            ---------------------  ---------------------  ---------------------
PER SHARE.................................         $29.00                  $1.89                 $27.12
TOTAL (3).................................      $159,500,000            $10,367,500           $149,132,500

------------------------
(1) THE COMPANY HAS AGREED TO INDEMNIFY THE UNDERWRITERS AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED.
(2) BEFORE DEDUCTING EXPENSES PAYABLE BY THE COMPANY ESTIMATED AT $1,200,000.
(3) THE COMPANY HAS GRANTED THE U.S. UNDERWRITERS AN OPTION, EXERCISABLE WITHIN 30 DAYS OF THE DATE HEREOF, TO PURCHASE UP TO AN AGGREGATE OF 825,000 ADDITIONAL SHARES AT THE PRICE TO PUBLIC LESS UNDERWRITING DISCOUNTS AND COMMISSIONS FOR THE PURPOSE OF COVERING OVER-ALLOTMENTS, IF ANY. IF THE U.S. UNDERWRITERS EXERCISE SUCH OPTION IN FULL, THE TOTAL PRICE TO PUBLIC, UNDERWRITING DISCOUNTS AND COMMISSIONS AND PROCEEDS TO COMPANY WILL BE $183,425,000, $11,922,625 AND $171,502,375, RESPECTIVELY. SEE
    "UNDERWRITERS."
                            ------------------------

    THE SHARES ARE OFFERED, SUBJECT TO PRIOR SALE, WHEN, AS AND IF ACCEPTED BY THE UNDERWRITERS NAMED HEREIN AND SUBJECT TO APPROVAL OF CERTAIN LEGAL MATTERS BY SIMPSON THACHER & BARTLETT, COUNSEL FOR THE UNDERWRITERS. IT IS EXPECTED THAT DELIVERY OF THE SHARES WILL BE MADE ON OR ABOUT MARCH 18, 1998 AT THE OFFICE OF MORGAN STANLEY & CO. INCORPORATED, NEW YORK, NEW YORK, AGAINST PAYMENT THEREFOR IN IMMEDIATELY AVAILABLE FUNDS.
                              -------------------

MORGAN STANLEY DEAN WITTER                                  SALOMON SMITH BARNEY

GOLDMAN, SACHS & CO.
                  DEUTSCHE MORGAN GRENFELL
                                    LEHMAN BROTHERS
                                                      J.P. MORGAN & CO.

MARCH 12, 1998

                      [diagram of network architecture and
                       photographs of selected products]

RELTEC CORPORATION

A leader in the design, manufacture and sale of a broad range of telecommunications systems, products and services to wireline and wireless service providers and original equipment manufacturers in North America and around the globe.

Most of RELTEC's systems, products and services can be found in the access portion of the telecommunications network, also referred to as the local loop. They can be categorized as: Access Systems, Integrated Wireless Solutions and Network Components and Services.

ACCESS SYSTEMS

RELTEC designs, manufactures, markets and supports a suite of local loop access solutions, including traditional Next Generation Digital Loop Carrier (NGDLC) systems, Fiber-to-the-Curb (FTTC) systems, Digital Subscriber Loop (xDSL) solutions and pairgain products.

INTEGRATED WIRELESS SOLUTIONS

RELTEC is one of the leading global independent suppliers of integrated electromechanical subsystems used in wireless base stations. These subsystems are sold to the major telecommunications OEMs and wireless service providers and, together with the radio electronics manufactured by the wireless OEMs, comprise what is commonly referred to as a base station. RELTEC also designs and manufactures outside plant, power systems, cabling and other products and provides installation services for wireless OEMs and service providers.

NETWORK COMPONENTS AND SERVICES

New Components include: outside plant products, power systems, modular power products, network test and monitoring systems and data networking racks. RELTEC's products are marketed under the Lorain-Registered Trademark-, Rainford-TM- and Reliable Electric-Registered Trademark- brand names. Network Services include project management and aftermarket services.

Significant growth in data, video and voice communications traffic in recent years has caused service providers to focus on increasing the bandwidth of the public switched telephone network. The emergence of cost-effective new technologies is creating opportunities for telecommunications providers to increase the access network bandwidth. Among these technologies are:

DIGITAL LOOP CARRIERS (DLC)

DLCs extend the digital capabilities of the network from the central office to a remote terminal closer to the customer. NGDLCs support a fiber feed from the central office to the remote terminal, thereby pushing fiber deeper into the access portion of the network.

FIBER-TO-THE-CURB (FTTC)

FTTC systems push fiber deeper within the access network (local loop) to a short distance from each customer so that the final transmission can take place at very high speeds over traditional twisted pair copper architecture.

DIGITAL SUBSCRIBER LINE (XDSL)

xDSL technologies provide broadband services over existing copper twisted pairs by modulating and demodulating digital signals.

HYBRID FIBER COAX (HFC)

HFC leverages the existing coaxial infrastructure of cable television operators and enhances the bandwidth and performance characteristics by adding additional fiber and two-way amplifiers.

WIRELESS LOCAL LOOP (WLL)

WLL uses radio frequency communications instead of traditional wireline technologies (e.g., copper) to provide network access.

RELTEC sells its telecommunications systems, products and services to a broad range of customers on a global basis, including RBOCs, CLECs, IXCs, independent telephone companies, wireless service providers, private network operators, OEMs, PTTs, cable systems operators, distributors and other service providers. The Company enjoys strong relationships with these customers and many of its products have become standardized.

Opportunities exist for the development, expansion and enhancement of telecommunications infrastructures throughout the world. As a result, RELTEC maintains global manufacturing, service and sales operations. The Company has two wholly-owned entities and two joint ventures in China and a joint venture in Japan. It currently is expanding its worldwide resources and capabilities in Brazil, China, Costa Rica, Hong Kong, Japan, Mexico, New Zealand, Singapore and the United Kingdom. RELTEC's strategy is to build integrated businesses within each global region (North America, Europe, Latin America and Asia/Pacific) including manufacturing, product development, marketing, sales and general management.

    NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SHARES OF COMMON STOCK OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH AN OFFERING OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

    UNTIL APRIL 6, 1998 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                            ------------------------

                               TABLE OF CONTENTS

                                                     PAGE
                                                   ---------
Prospectus Summary...............................          4
Risk Factors.....................................         11
The Company......................................         17
Use of Proceeds..................................         17
Dividend Policy..................................         18
Capitalization...................................         18
Dilution.........................................         19
Selected Consolidated Financial Data.............         20
Management's Discussion and Analysis of Financial
  Condition and Results of Operations............         24
Business.........................................         31
Management.......................................         44

                                                     PAGE
                                                   ---------

Certain Relationships and Related Transactions...         56
Principal Stockholders...........................         58
Description of Certain Indebtedness..............         59
Description of Capital Stock.....................         60
Shares Eligible for Future Sale..................         62
Certain United States Tax Consequences to
  Non-United States Holders......................         64
Underwriters.....................................         67
Legal Matters....................................         71
Experts..........................................         71
Available Information............................         71
Glossary.........................................        G-1
Index to Financial Statements....................        F-1

                            ------------------------

    The Company intends to furnish its stockholders annual reports containing audited consolidated financial statements examined by an independent accounting firm and quarterly reports for the first three quarters of each fiscal year containing interim unaudited consolidated financial information.

                            ------------------------

       [LOGO]
                  , RELTEC-Registered Trademark-, Advanced Copper Solutions-SM-, Deep Fiber Solutions-SM-, DISCHS-Registered Trademark-,
FIBERCAST-TM-, FIBERSTHR-TM-, Lorain-Registered Trademark-, MatrixExpress-TM-, Rainford-TM-, Reliable Electric-Registered Trademark- and Vortex-TM- are trademarks or service marks of the Company. All other trademarks, service marks or brand names appearing in this Prospectus are the property of their respective holders.

                            ------------------------

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

                               PROSPECTUS SUMMARY

    THIS PROSPECTUS CONTAINS CERTAIN STATEMENTS OF A FORWARD-LOOKING NATURE RELATING TO FUTURE EVENTS OR THE FUTURE FINANCIAL PERFORMANCE OF THE COMPANY. IN EVALUATING SUCH STATEMENTS, PROSPECTIVE INVESTORS SHOULD SPECIFICALLY CONSIDER THE VARIOUS FACTORS IDENTIFIED IN THIS PROSPECTUS, INCLUDING, BUT NOT LIMITED TO, THE MATTERS SET FORTH UNDER THE CAPTION "RISK FACTORS," WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE INDICATED BY SUCH FORWARD-LOOKING STATEMENTS. THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. SEE "GLOSSARY" BEGINNING ON PAGE G-1 FOR DEFINITIONS OF VARIOUS ACRONYMS AND TECHNICAL TERMS USED IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, THE INFORMATION CONTAINED IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED.

                                  THE COMPANY

    RELTEC Corporation ("RELTEC" or the "Company") is a leader in the design, manufacture and sale of a broad range of telecommunications systems, products and services to wireline and wireless service providers and OEMs in North America and around the globe. Most of the Company's systems, products and services can be found in the access portion of the telecommunications network, also referred to as the local loop. The Company's systems, products and services can be categorized as follows:

- ACCESS SYSTEMS--The Company believes it is one of the top three U.S. suppliers of next generation digital loop carrier (NGDLC) systems, which the Company markets under the DISCHS brand name. In addition, RELTEC is a leader in providing fiber-to-the-curb (FTTC) systems, with what it believes are more installed FTTC lines in the United States than all other suppliers combined. In 1997, Access Systems accounted for net sales of $283.6 million, or 32.0% of the Company's total net sales.

- INTEGRATED WIRELESS SOLUTIONS--The Company is one of the leading global independent suppliers of integrated electro-mechanical subsystems used in outdoor wireless base stations. These subsystems are sold to the major telecommunications OEMs and wireless service providers and, together with the radio electronics manufactured by the wireless OEMs, comprise what is commonly referred to as a base station. RELTEC also designs and manufactures outside plant, power systems, cabling and other products and provides installation services for wireless OEMs and service providers. In 1997, Integrated Wireless Solutions accounted for net sales of $195.3 million, or 22.0% of the Company's total net sales.

- NETWORK COMPONENTS AND SERVICES--Network Components include outside plant products (enclosures, environmental control and heat management systems, and advanced connection and protection products); power systems and modular power products; network test and monitoring systems; and data networking racks. Network Services include program management and aftermarket services. In 1997, Network Components and Services accounted for net sales of $408.3 million, or 46.0% of the Company's total net sales.

    The significant growth in voice, data and video communications traffic in recent years has caused service providers to focus on increasing the bandwidth of the public switched telephone network (PSTN). Transmission speed is limited by the bandwidth of the "slowest" portion of the network, which is typically found in the access segment. Until recently, technological solutions to improve the performance of the access portion of the telephone network were generally not cost effective for broad-based deployment by service providers. In the current environment, however, the opportunity for telecommunications equipment providers to increase the access network bandwidth is being driven by (i) customer demand for improved data and wireless communications, (ii) the emergence of new service providers, created by significant regulatory changes and (iii) the emergence of cost-effective, new technologies which are enabling increased bandwidth. As a result of the accelerating changes that are occurring in the telecommunications industry, service providers are requiring flexible and scalable solutions that not only meet their needs today but also will permit easy, cost-effective enhancements in the future.

    The Company's objective is to build and maintain a leading market position across a broad range of systems, products and services for wireline and wireless communications networks globally. Key elements of the Company's strategy include:

- LEVERAGE EXPERTISE TO PROVIDE INTEGRATED SYSTEMS SOLUTIONS -- The Company believes that its customers place a high degree of value on its ability to deliver integrated systems solutions due to the increasing complexity of system-level components and their desire to simplify their strategic supply chains. The Company intends to continue to leverage its experience of over 60 years in providing high quality network components to design high value integrated systems solutions.

- INCREASE BANDWIDTH IN THE ACCESS NETWORK -- Much of the Company's research and development focus has been and will continue to be on designing architectures that cost-effectively increase the bandwidth in the access portion of the PSTN.

- CAPITALIZE ON ESTABLISHED CUSTOMER RELATIONSHIPS -- The Company believes that the longevity and breadth of its relationships with a number of major customers provide competitive advantages. The Company intends to capitalize on its longstanding relationships with major customers to introduce new system solutions, products and services more rapidly than its competitors.

- EXPAND GLOBAL PRESENCE -- RELTEC's global strategy is to increase its sales, design, marketing and manufacturing capabilities within each major region of the world, leveraging its existing customer relationships, product offerings and technologies.

- CONTINUE TO IMPROVE MARGINS AND QUALITY -- The Company is continuing to focus on improving margins and further improving the quality of its systems and products.

- PURSUE ACQUISITIONS, STRATEGIC INVESTMENTS AND JOINT VENTURES -- The Company has used and expects to continue to use acquisitions, strategic investments and joint ventures as an integral part of executing its growth strategies.

    RELTEC sells its telecommunications systems, products and services to a broad range of customers on a global basis. The Company's customers for its Access Systems are primarily wireline telecommunications service providers such as BellSouth, GTE, SBC Communications, Sprint and U S WEST. The customers for the Company's Integrated Wireless Solutions are primarily telecommunications OEMs such as Lucent Technologies, Motorola, Nokia, Northern Telecom and Siemens. Network Components and Services are sold to a wide range of telecommunications service providers, OEMs, cable system operators and distributors.

    The Company has over 20 manufacturing and service locations in the United States, Canada, China, Mexico and the United Kingdom. The Company has sales offices and distributor relationships throughout North America, Europe, Latin America and Asia/Pacific. In 1997, approximately 25% of the Company's sales originated outside the United States.

    Management and partnerships affiliated with Kohlberg Kravis Roberts & Co., L.P. ("KKR") purchased the Company in August 1995 (the "RELTEC Acquisition") for approximately $475.0 million, excluding fees and expenses of $18.0 million. The existing shareholders have invested an aggregate of $345.5 million, at an average price of $6.90 per share, in the Common Stock of the Company. Based upon the initial public offering price set forth on the cover of this Prospectus, the aggregate value of the Common Stock held by the existing holders would be approximately $1.5 billion. Since the RELTEC Acquisition, net sales have grown from $513.8 million in 1995 to $887.2 million in 1997, a compounded annual growth rate of 31.4%.

                                  THE OFFERING

U.S. Offering...............................  4,500,000 shares

International Offering......................  1,000,000 shares

        Total...............................  5,500,000 shares

Common Stock to be outstanding after the
  Offering..................................  55,538,608 shares(1)

Use of proceeds by the Company..............  For repayment of approximately $147.9 million of indebtedness and for general corporate
                                              purposes. See "Use of Proceeds."

New York Stock Exchange symbol..............  RLT

------------------------

(1) Based on the number of shares outstanding at December 31, 1997, including 295,104 shares of redeemable common stock which cease to be redeemable upon consummation of the Offering and excluding (i) 3,648,040 shares of Common Stock issuable upon exercise of stock options outstanding as of December 31, 1997, of which options to purchase 1,128,818 shares were then exercisable and (ii) 5,076,211 shares of Common Stock reserved for future issuance under the Company's equity plans. See "Management--Benefit Plans."

                                  RISK FACTORS

    Prospective purchasers should consider all of the information contained in this Prospectus before making an investment in shares of Common Stock. In particular, prospective purchasers should consider the factors set forth herein under "Risk Factors."

                             SUMMARY FINANCIAL DATA
                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

    The following summary financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's Consolidated and Combined Financial Statements and the Notes thereto and the other information contained elsewhere in this Prospectus. The summary historical combined financial data for the years ended December 31, 1993 and 1994 are derived from the audited Combined Financial Statements of the Company ("Predecessor B") prior to the acquisition of Reliance Electric Company ("Reliance"), the former corporate parent of the Company, by Rockwell International Corporation ("Rockwell") effective January 1, 1995 (the "Rockwell Acquisition"). The historical combined financial data for the seven months ended July 31, 1995 are derived from the audited combined financial statements of RELTEC ("Predecessor A") prior to its acquisition by management and KKR (the "RELTEC Acquisition") on July 31, 1995. The RELTEC Acquisition has been accounted for under the purchase method of accounting and accounting adjustments in connection therewith have been reflected in the financial data. The summary combined financial data of Predecessor B are not comparable with the Company's financial data subsequent to January 1, 1995 in all respects.

                                                         PREDECESSOR B
                                                      --------------------  PREDECESSOR A               SUCCESSOR
                                                                            -------------  -----------------------------------
                                                           YEAR ENDED       SEVEN MONTHS    FIVE MONTHS        YEAR ENDED
                                                          DECEMBER 31,          ENDED          ENDED          DECEMBER 31,
                                                      --------------------    JULY 31,     DECEMBER 31,   --------------------
                                                        1993       1994         1995           1995         1996       1997
                                                      ---------  ---------  -------------  -------------  ---------  ---------
STATEMENT OF OPERATIONS DATA:
Net sales...........................................  $   438.1  $   458.9    $   288.3      $   225.5    $   689.4  $   887.2
Cost of sales(1)....................................      309.6      322.3        205.3          166.2        482.9      633.4
                                                      ---------  ---------       ------         ------    ---------  ---------
Gross profit........................................      128.5      136.6         83.0           59.3        206.5      253.8
Operating expenses:
  Research and product engineering..................       39.5       42.4         27.1           18.3         46.5       55.7
  Selling and administrative........................       57.7       62.6         39.1           27.6         75.7       94.1
  Goodwill and intangible amortization..............       12.5       12.7         11.6            9.0         24.5       31.9
  Write-off of acquired in-process research and
    development.....................................     --         --             32.9           35.3          8.9        0.7
  Other (income) expense............................        4.7        0.8       --                0.9         (0.2)      (1.8)
                                                      ---------  ---------       ------         ------    ---------  ---------
    Total operating expenses                              114.4      118.5        110.7           91.1        155.4      180.6
                                                      ---------  ---------       ------         ------    ---------  ---------
Operating income (loss).............................       14.1       18.1        (27.7)         (31.8)        51.1       73.2
Interest expense....................................       31.5       32.1         19.0           12.5         25.6       18.6
Income tax provision................................        0.7        0.6        (14.1)         (13.9)        17.4       29.6
Cumulative effect of change in accounting method and
  extraordinary charge, net of tax benefit..........     --            1.3       --             --              6.3     --
                                                      ---------  ---------       ------         ------    ---------  ---------
Net income (loss)(2)................................  $   (18.1) $   (15.9)   $   (32.6)     $   (30.4)   $     1.8  $    25.0
                                                      ---------  ---------       ------         ------    ---------  ---------
                                                      ---------  ---------       ------         ------    ---------  ---------
Basic earnings (loss) per common share:
  Income (loss) before extraordinary charge(3)(4)...                                         $   (0.88)   $    0.20  $    0.51
  Net income (loss)(4)..............................                                             (0.88)        0.04       0.51
Diluted earnings (loss) per common share:
  Income (loss) before extraordinary charge(3)(5)...                                             (0.88)        0.20       0.50
  Net income (loss)(5)..............................                                             (0.88)        0.04       0.50

OTHER FINANCIAL DATA:
Net cash provided by (used for) operating
  activities........................................  $     3.9  $     5.0    $    (6.6)     $    19.3    $    61.6  $    33.9
Net cash used for investing activities..............      (13.9)     (14.5)        (6.3)          (5.5)      (111.9)     (64.2)
Net cash provided by (used for) financing
  activities........................................        8.8        8.9         14.9          (11.9)        54.6       33.5
EBITDA(6)...........................................       37.8       41.4         (6.7)         (16.2)        93.7      126.9
Capital expenditures................................       15.0       13.8          6.3            5.5         16.9       26.5

                                                                                                      AS OF
                                                                                                DECEMBER 31, 1997
                                                                                              ----------------------
                                                                                               ACTUAL    AS ADJUSTED
                                                                                              ---------  -----------
BALANCE SHEET DATA:
Working capital.............................................................................  $   127.2   $   148.1
Total assets................................................................................      804.6       804.6
Total long-term obligations(7)..............................................................      285.4       155.0
Stockholders' equity........................................................................      343.5       494.8

                                                        (FOOTNOTES ON NEXT PAGE)

------------------------
(1) For the year ended December 31, 1996, cost of sales includes nonrecurring purchase accounting charges of $1.3 million related to the write-off of inventory acquisition step-up.

(2) The Company's operating results include the following nonrecurring amounts:

                                                                   PREDECESSOR B
                                                                   --------------  PREDECESSOR A             SUCCESSOR
                                                                                   --------------   ---------------------------
                                                                     YEAR ENDED        SEVEN        FIVE MONTHS     YEAR ENDED
                                                                    DECEMBER 31,       MONTHS          ENDED       DECEMBER 31,
                                                                   --------------  ENDED JULY 31,   DECEMBER 31,   ------------
                                                                    1993    1994        1995            1995       1996   1997
                                                                   ------  ------  --------------   ------------   -----  -----
Nonrecurring purchase accounting charges:
  Acquired in-process research and development...................    $--     $--       $ 32.9          $ 35.3      $ 8.9  $ 0.7
  Acquired inventory step-up.....................................     --      --           --            11.3        1.3     --
Gain on curtailment of pension benefits..........................     --      --           --              --         --   (6.5)
Reserve for investment in NextWAVE...............................     --      --           --              --         --    5.0
Facility closing and relocation costs............................    4.7     0.8           --              --        2.5     --
Receipt from software settlement agreement.......................     --      --           --              --       (2.5)    --
Discontinued financing transaction...............................     --      --           --             0.9         --     --
                                                                   ------  ------       -----           -----      -----  -----
    Total nonrecurring adjustments, pretax.......................  $ 4.7   $ 0.8       $ 32.9          $ 47.5      $10.2  $(0.8)
                                                                   ------  ------       -----           -----      -----  -----
                                                                   ------  ------       -----           -----      -----  -----

(3) Income (loss) before extraordinary charge represents earnings (loss) per share before an extraordinary charge of $6.3 million or $(0.16) per share for the year ended December 31, 1996.

(4) Calculated based on a weighted average number of shares outstanding of 34,363,638, 39,498,277 and 48,837,053 for the five months ended December 31,
    1995 and for the years ended December 31, 1996 and 1997, respectively.

(5) Calculated based on a weighted average number of shares and options outstanding of 34,363,638, 39,834,904 and 49,705,758 for the five months ended December 31, 1995 and for the years ended December 31, 1996 and 1997, respectively.

(6) EBITDA represents earnings before interest expense, income taxes, depreciation and goodwill and intangible amortization expense. Adjusted EBITDA represents EBITDA adjusted for the effects of other nonrecurring (income) expense and nonrecurring purchase accounting charges described in note (2) above. Management believes that in addition to cash flows and net income, EBITDA and adjusted EBITDA are useful performance measures for assessing the operating performance of the Company because, together with net income and cash flows, EBITDA and adjusted EBITDA provide investors with an additional basis to evaluate the ability of the Company to incur and service debt and to fund acquisitions and other capital expenditures. Adjusted EBITDA does not represent net income or cash flows from operating, investing or financing activities as defined by GAAP and does not necessarily indicate that cash flows will be sufficient to fund cash needs nor may these measures be comparable to similarly titled measures reported by other companies. It should not be considered as an alternative to net income as an indication of the Company's operating performance or to cash flows as a measure of liquidity. The following table reconciles net income
    (loss) before cumulative effect of change in accounting and extraordinary charge to EBITDA and adjusted EBITDA:

                                                                                                          SUCCESSOR
                                                                PREDECESSOR B       PREDECESSOR A   ----------------------
                                                             --------------------  ---------------                 YEAR
                                                                                        SEVEN                      ENDED
                                                             YEAR ENDED DECEMBER       MONTHS                    DECEMBER
                                                                     31,                ENDED       FIVE MONTHS     31,
                                                             --------------------     JULY 31,      ENDED DEC.   ---------
                                                               1993       1994          1995         31, 1995      1996
                                                             ---------  ---------  ---------------  -----------  ---------
Net income (loss) before cumulative effect of change in
 accounting and extraordinary charge.......................  $   (18.1) $   (14.6)    $   (32.6)     $   (30.4)  $     8.1
Adjustments:
  Interest expense.........................................       31.5       32.1          19.0           12.5        25.6
  Income taxes.............................................        0.7        0.6         (14.1)         (13.9)       17.4
  Depreciation expense.....................................       11.2       10.6           9.4            6.6        18.1
  Goodwill amortization (a)................................       10.7       10.7           6.5            4.5        12.9
  Intangible amortization..................................        1.8        2.0           5.1            4.5        11.6
                                                             ---------  ---------        ------     -----------  ---------
EBITDA.....................................................       37.8       41.4          (6.7)         (16.2)       93.7
  Total nonrecurring adjustments (b).......................        4.7        0.8          32.9           47.5        10.2
                                                             ---------  ---------        ------     -----------  ---------
Adjusted EBITDA............................................  $    42.5  $    42.2     $    26.2      $    31.3   $   103.9
                                                             ---------  ---------        ------     -----------  ---------
                                                             ---------  ---------        ------     -----------  ---------


                                                               1997
                                                             ---------
Net income (loss) before cumulative effect of change in
 accounting and extraordinary charge.......................  $    25.0
Adjustments:
  Interest expense.........................................       18.6
  Income taxes.............................................       29.6
  Depreciation expense.....................................       21.8
  Goodwill amortization (a)................................       17.7
  Intangible amortization..................................       14.2
                                                             ---------
EBITDA.....................................................      126.9
  Total nonrecurring adjustments (b).......................       (0.8)
                                                             ---------
Adjusted EBITDA............................................  $   126.1
                                                             ---------
                                                             ---------

------------------------------

     (a) Not tax deductible or tax-affected.

     (b) Refer to note (2) above.

(7) Includes redeemable preferred stock, redeemable common stock, long-term debt obligations, pension and postretirement benefits and other noncurrent obligations. For purposes of the December 31, 1997 "As Adjusted" amounts, redeemable common stock has been reclassified to stockholders' equity. The 295,104 shares of redeemable common stock will cease to be redeemable upon consummation of the Offering. See "Certain Relationships and Related Transactions."

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION CONTAINED HEREIN, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE RISK FACTORS SET FORTH BELOW BEFORE MAKING AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

RAPID TECHNOLOGICAL CHANGE AND IMPORTANCE OF NEW PRODUCTS

    Technology in the telecommunications equipment industry has evolved, and is expected to continue to evolve, rapidly. The introduction of new products, technologies and applications and the emergence of new industry standards can render existing products or products in development obsolete. Rapid and significant changes in technology have compelled telecommunications equipment suppliers to invest significant amounts in new technology in order to remain competitive. Any failure by the Company to anticipate or respond on a cost-effective and timely basis to technological developments, changes in industry standards or customer requirements, or any significant delays in product development or introduction, could have a material adverse effect on the Company's ability to compete in the telecommunications equipment industry.

UNCERTAIN MARKET FOR BROADBAND SYSTEMS

    Although the Company has made significant investments in developing its proprietary broadband systems, there can be no assurance that consumer demand for, or customer purchases of, broadband platforms generally will reach the levels or will occur at the times anticipated by the Company in the United States or internationally. In addition, in the event of significant demand for broadband technology, there can be no assurance that the Company's broadband platform will be compatible with the industry standards ultimately adopted or generally accepted for such systems. Development, customer acceptance and the timing of such development or customer acceptance of new technologies and applications is inherently uncertain, and there can be no assurance that systems such as the Company's broadband platform will be commercially successful.

POTENTIAL FLUCTUATIONS IN FUTURE OPERATING RESULTS

    The Company's operating results may fluctuate significantly from quarter to quarter due to several factors, including, without limitation, the volume and timing of orders from and shipments to major customers, the timing of new product announcements by and the availability of products from the Company or its competitors, the overall level of capital expenditures by public network providers, market acceptance of new and enhanced versions of the Company's products, variations in the mix of products, systems and services sold by the Company or its sales channels and the availability and cost of key components. The Company's expense levels are based in part on expectations of future revenues. If revenue levels in a particular period do not meet expectations, operating results will be adversely affected. In addition, the Company's results of operations are subject to seasonal factors. The Company has historically experienced a stronger demand for certain of its products at certain times during the year, particularly its outdoor products, primarily as a result of customer budget cycles and appropriate weather for installation of the Company's systems.

LONG AND UNPREDICTABLE SALES CYCLES

    The Company expects that the period of time between initial customer contact with respect to the evaluation of the purchase of a product and an actual purchase order may span a year or more. In addition, even when committed to proceed with deployment of equipment, telecommunications carriers and service providers typically undertake extensive and lengthy product evaluation and factory acceptance and field testing of new equipment before purchasing and installing any of it in their networks. Additionally, the purchase of network equipment is typically carried out by network operators with multiyear purchasing programs, which may increase or decrease annually as the operators adjust their capital equipment budgets and purchasing priorities. The Company's customers do not typically share information on the duration or magnitude of planned purchasing programs, nor do they consistently provide to the Company advance notice of contemplated changes in their capital equipment budgets and purchasing priorities. These uncertainties substantially complicate the Company's manufacturing planning. Curtailment or termination of customer purchasing programs, decreases in customer capital budgets or reduction in the purchasing priority assigned to equipment produced by the Company, particularly if significant and unanticipated by the Company, could have a material adverse effect on the Company's business, financial condition, results of operations or cash flows.

COMPETITION

    The telecommunications equipment industry is highly competitive, and the Company believes that competition may increase substantially as the introduction of new technologies, deployment of broadband networks and potential regulatory changes create new opportunities for established and new companies in the industry. In addition, a number of the Company's competitors have significantly greater financial and other resources than the Company to meet new competitive opportunities. RELTEC's Access Systems products compete in North America with products offered by DSC Communications, Lucent Technologies, Northern Telecom and Advanced Fibre Communications. In addition, the Company's Access Systems products compete indirectly with companies that produce alternate technologies such as PairGain Technologies, ADTRAN and ADC Telecommunications. RELTEC's Integrated Wireless Solutions products compete primarily on a regional basis with Hoffman Schroff, Rittal and Zero Corporation, as well as with a number of captive or allied manufacturing companies serving telecommunications OEMs. Most of the independent competitors for Integrated Wireless Solutions do not provide the same range of integrated capabilities that the Company offers. RELTEC's Network Components and Services compete by product and region with a variety of manufacturers and service providers, the largest of which include Lucent Technologies, Northern Telecom, Siecor, Raychem and Argus Technologies, as well as several other telecommunications OEMs.

    The rapid technological developments within the telecommunications industry have resulted in frequent changes to the Company's group of competitors. The Company believes its success in competing with other manufacturers of telecommunications products depends primarily on its engineering, manufacturing and marketing skills, the price, quality and reliability of its products and its delivery and service capabilities. The Company may face increasing pricing pressures from current and future competitors in certain or all of the markets for its products and services.

    The Company believes that technological change, the increasing addition of data, video and other services to networks, continuing regulatory change and industry consolidation or new entrants will continue to cause rapid evolution in the competitive environment of the telecommunications equipment market, the full scope and nature of which is difficult to predict. Increased competition could result in price reductions, reduced margins and loss of market share by the Company. The Company believes industry regulatory change may create new opportunities for suppliers of telecommunications equipment; however, the Company expects that such opportunities may attract increased competition from others as well. The Company also believes that the rapid technological changes which characterize the telecommunications industry will continue to make the markets in which the Company competes attractive to new entrants. There can be no assurance that the Company will be able to compete successfully with its existing or new competitors or that competitive pressures faced by the Company will not materially and adversely affect its business, financial condition, results of operations or cash flows.

HISTORY OF NET LOSSES

    For the years ended December 31, 1993 and 1994, the seven months ended July 31, 1995, the five months ended December 31, 1995, and the years ended December 31, 1996 and 1997, the Company incurred a net loss of $18.1 million, $15.9 million, $32.6 million and $30.4 million and had net income of

$1.8 million and $25.0 million, respectively. There can be no assurance that the Company will not incur additional losses in the future.

CHANGING REGULATORY ENVIRONMENT

    The telecommunications industry is subject to regulation in the United States and other countries. Federal and state agencies regulate most of the Company's U.S. customers. The Company's business will be dependent upon the telecommunications industry in the United States and internationally, which is affected by regulation. Legislation has been adopted in the United States that lifts certain restrictions on the ability of companies, including certain customers of the Company, to compete with the Company. In particular, the RBOCs are no longer prohibited from commercially manufacturing the types of equipment and systems that the Company produces. The resulting effect of such legislation on the market for the Company's products is difficult to predict at this time. Changes in current or future laws or regulations in the United States or elsewhere could have a material adverse effect on the Company's business, financial condition, results of operations or cash flows.

CUSTOMER CONCENTRATION

    The universe of potential customers for the Company's products is relatively limited. Moreover, increased competition among telecommunications companies has produced a trend toward consolidation within the industry, absorbing some new market entrants and reducing the number of existing telephone companies. As companies combine operations, they may seek to realize economies of scale by consolidating their network architectures or limiting the number of outside suppliers of equipment. In the event that a significant existing customer of the Company is merged with another telecommunications company, there can be no assurance that such customer will continue to purchase its systems from the Company. In 1997, sales to the Company's top five customers--BellSouth, GTE, Nokia, SBC Communications and Sprint--represented approximately 46% of the Company's total sales. Of these customers only BellSouth and Sprint accounted for more than 10% of the Company's total sales during the same period. The loss of a significant customer could have a material adverse effect on the Company's business, financial condition, results of operations or cash flows.

RESEARCH AND PRODUCT DEVELOPMENT

    Management believes that the Company's success will depend on its ability to develop and introduce in a timely manner new products and enhancements to its existing products. The Company has announced the development of a number of new products including its international NGDLC platform and small line size NGDLC platforms. There can be no assurance that the Company will not experience difficulties that could delay or prevent the successful development, introduction or marketing of such new products and enhancements, or that its new products and enhancements will adequately meet the requirements of the marketplace and achieve market acceptance. Announcements of currently planned or other new product offerings by the Company or its competitors may cause customers to defer or cancel the purchase of existing Company products. The Company's inability to develop on a timely basis new products or enhancements to existing products, or the failure of such new products or enhancements to achieve market acceptance, could have a material adverse effect on the Company's business, financial condition, results of operations or cash flows.

    In addition, new products and enhancements offered by the Company may contain undetected or unresolved errors when they are first introduced or as new versions are released. There can be no assurance that despite extensive testing by the Company, errors will not be found in new products or upgrades after commencement of commercial shipments, resulting in delays in or loss of market acceptance and sales, diversion of development resources, injury to the Company's reputation or increased service and warranty costs, any of which could have a material adverse effect on the Company's business, financial condition, results of operations or cash flows.

RISKS ASSOCIATED WITH ACQUISITIONS

    The Company expects to continue to identify and acquire companies with complementary products or services that may be expected to enhance the Company's operations and profitability. However, there can be no assurance that the Company will be able to acquire suitable acquisition targets on acceptable terms. In addition, if the Company completes any such acquisitions, there can be no assurance that the Company will be able to integrate the operations of any acquired company successfully with existing operations or that any of such acquisitions will prove profitable. Completed acquisitions may reduce the financial resources available to the Company to invest in product development or other internal growth.

INTERNATIONAL OPERATIONS

    International sales accounted for 14%, 24% and 25% of the Company's net sales in 1995, 1996 and 1997, respectively, and the Company expects that international sales will increase as a percentage of net sales in the future. In addition, the Company expects to commit substantial resources to expand into new markets internationally. The Company has manufacturing operations located in Canada, China, Mexico and the United Kingdom. Due to its export sales and international manufacturing operations, the Company is subject to the risks of conducting business internationally, including unexpected changes in legislative or regulatory requirements, currency fluctuations which could materially and adversely affect U.S. dollar revenues or operating expenses, tariffs and other barriers and restrictions, potentially longer payment cycles, greater difficulty in accounts receivable collection, potentially adverse taxes, and the burdens of complying with a variety of foreign laws and telecommunications standards. The Company also is subject to general geopolitical risks, such as political and economic instability and changes in diplomatic and trade relationships, in connection with its international operations. There can be no assurance that such factors will not have a material adverse effect on the Company's operations in the future or require the Company to modify significantly its current business practices. In addition, the laws of certain foreign countries may not protect the Company's proprietary technology to the same extent as do the laws of the United States. See "Business -- Manufacturing and Facilities."

POTENTIAL NEED FOR ADDITIONAL CAPITAL RESOURCES

    The Company expects to fund its anticipated additional capital requirements through existing resources, internally generated funds and additional debt or equity financing as appropriate. There can be no assurance, however, that the Company will be successful in producing sufficient cash flow or raising additional debt or equity capital on terms that it will consider acceptable. In addition, the Company's future capital requirements will depend upon a number of factors, including research and development and marketing expenses, staffing levels and customer growth, as well as other factors that will not be within the Company's control such as competitive conditions or governmental regulation. Failure to generate sufficient funds may have a material adverse effect on the Company's business, financial condition, results of operations or cash flows.

INTELLECTUAL PROPERTY

    The Company relies on a combination of patents, trade secrets, trademarks, copyrights and other intellectual property law, nondisclosure agreements and other protective measures to protect its proprietary rights. The Company also utilizes unpatented proprietary know-how and trade secrets and employs various methods to protect its trade secrets and know-how. Although the Company employs a variety of intellectual property in the development and manufacturing of its products, it believes that none of such intellectual property is individually critical to its current operations. Taken as a whole, the Company believes its intellectual property rights are significant and that the loss of all or a substantial portion of such rights could have a material adverse effect on its results of operations. There can be no assurance that the Company's intellectual property protection measures will be sufficient to prevent misappropriation of the Company's technology. In addition, the laws of many foreign countries do not protect the Company's intellectual properties to the same extent as the laws of the United States. From time to time, the Company may desire or be required to renew or to obtain licenses from others in order to further develop and market commercially viable products effectively. There can be no assurance that any necessary licenses will be available on reasonable terms.

COMPANY SUBJECT TO CONTROL OF THE KKR PARTNERSHIPS

    Following the Offering, CMT Associates, L.P. and KKR Partners II, L.P. (the "KKR Partnerships") will own approximately 76.8% of the outstanding Common Stock of the Company on a fully diluted basis. KKR Associates, L.P., a New York limited partnership ("KKR Associates"), is the general partner of the KKR Partnerships and therefore indirectly controls RELTEC and has the power to elect a majority of its directors, appoint new management and approve any action requiring the approval of the holders of Common Stock, including adopting amendments to RELTEC's Certificate of Incorporation and approving mergers or sales of substantially all of the Company's assets. In addition, the majority ownership position of the KKR Partnerships may preclude or slow the consummation of an unsolicited bid to acquire the Company. There can be no assurance that the interests of the KKR Partnerships and KKR Associates will not conflict with the interests of the other holders of Common Stock.

ENVIRONMENTAL MATTERS

    The Company is subject to comprehensive and changing foreign, federal, state, provincial and local environmental requirements, including those governing discharges to the air and water, the handling and disposal of solid and hazardous wastes and the remediation of contamination associated with releases of hazardous substances. The Company believes that it is in compliance with current environmental requirements. Nevertheless, the Company uses solvents and other hazardous substances, and as is the case with manufacturers in general, if a release of hazardous substances occurs on or from the Company's properties, the Company may be held liable and may be required to pay the cost of remedying the condition. The amount of any such liability could be material.

    On March 11, 1998, the Company received a notice from the United States Environmental Protection Agency that its Lorain Products division may be a potentially responsible party in connection with a superfund site in Kansas City, Kansas and Kansas City, Missouri. The notice stated that over 1,500 parties sent materials to the site. Although the Company is not able at this time to estimate the cost to it of its responsibility for this site, the Company's preliminary review of its records and publicly available information leads it to believe that the Company's allocable share, if any, of the clean-up costs of this site would not be material.

    The Company has made, and will continue to make, expenditures to comply with current and future environmental requirements. The Company anticipates that it may incur additional capital expenditures and will incur operating costs in the future to comply with existing laws and regulations and new requirements arising from new or amended statutes. In addition, because the applicable regulatory agencies have not yet promulgated final standards for some existing environmental programs, the Company cannot at this time reasonably estimate the cost for compliance with these additional requirements. The amount of any such compliance cost could be material.

ABSENCE OF PUBLIC MARKET AND POSSIBLE VOLATILITY OF STOCK PRICE

    Prior to the Offering, there has been no public market for the Common Stock. Following the Offering there can be no assurance that a regular trading market for the Common Stock will either develop or be sustained. The initial public offering price for the Company's Common Stock will be established as a result of negotiations between the Underwriters and the Company and may not reflect the market price of the Common Stock following the Offering. The market price of the Common Stock will be subject to fluctuations in response to quarterly financial reports, analysts' earnings estimates, announcements of new products and innovations by the Company or its competitors, general conditions in the telecommunications equipment and service industry and other market factors. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have no relationship or a disproportionate relationship to the operating performance of the listed companies. These fluctuations may adversely affect the market price of the Company's stock.

RELIANCE ON KEY MANAGEMENT

    The Company is dependent on the retention of, and the continued performance by, its senior management. There can be no assurance that key management personnel will continue to remain in the employ of RELTEC, and the loss of such personnel could have a material adverse effect on the Company.

IMMEDIATE DILUTION

    Purchasers of the Common Stock will experience an immediate and substantial dilution of $27.18 per share. To the extent that outstanding options to purchase the Company's Common Stock are exercised, there will be future dilution. See "Dilution."

BENEFITS OF THE OFFERING TO CURRENT STOCKHOLDERS

    The existing stockholders of the Company may benefit from the initial public offering of Common Stock through the creation of a liquid trading market and through a potential increase in the market value of their shares. Following the Offering, shares are expected to trade in a regular public trading market. Although the Common Stock held by the existing stockholders of the Company is not being registered in connection with the Offering, the existing shareholders may be able to sell their shares into the public market upon registration of such shares pursuant to certain registration rights or once such shares otherwise cease to constitute restricted securities. In addition, the price at which the Company's Common Stock publicly trades after the Offering may result in a substantial increase in the market value of the shares held by existing stockholders. The difference between the price to the public per share and the weighted average price per share to the existing stockholders is $22.10 per share.

SHARES ELIGIBLE FOR FUTURE SALE

    As of December 31, 1997, the Company had 50,038,608 shares of Common Stock outstanding (excluding shares of Common Stock offered hereby). After the Offering, the holders of shares of Common Stock issued prior to the Offering will be entitled to certain registration rights under the Securities Act, at the expense of the Company. Such shares may also be sold under Rule 144 of the Securities Act, depending on the holding period of such securities and subject to significant restrictions in the case of shares held by persons deemed to be affiliates of the Company. In addition, the Company had outstanding 2,990,821 shares issued pursuant to Regulation S in connection with the Rainford Acquisition on September 3, 1996 which may be resold into the United States without registration under the Securities Act. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock (including shares issued upon the exercise of stock options), or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Stock. The Company has agreed not to offer, sell, contract to sell or otherwise dispose of any Common Stock for a period of 180 days after the date of this Prospectus without the written consent of Morgan Stanley & Co. Incorporated. The KKR Partnerships, certain other shareholders and executive officers of the Company also have agreed not to offer, sell, contract to sell or otherwise dispose of any Common Stock for a period of 180 days after the date of this Prospectus without the written consent of Morgan Stanley & Co. Incorporated, except that, subject to certain conditions, 295,104 shares held by the Rysaffe Trustee Company (CI) Limited may be sold after 30 days from the date of this Prospectus. The KKR Partnerships have no current intention to sell their Common Stock upon the expiration of such period. As of December 31, 1997, without giving effect to the Offering, the KKR Partnerships, certain shareholders and the executive officers in the aggregate owned 49,701,188 shares of Common Stock, including shares of Common Stock issuable pursuant to existing stock options. See "Principal Stockholders" and "Shares Eligible for Future Sale."

                                  THE COMPANY

    RELTEC is a leader in the design, manufacture and sale of a broad range of telecommunications systems, products and services to wireline and wireless service providers and OEMs in North America and around the globe. Most of the Company's systems, products and services can be found in the access portion of the telecommunications network. The Company conducts business in a single industry segment, the global telecommunications equipment market. This segment includes integrated systems and components for voice, video and data communications. For management purposes, the Company's net sales are classified into three groupings: Access Systems, Integrated Wireless Solutions and Network Components and Services.

    The Company was formed in July 1995 by management and the KKR Partnerships to acquire Reliance Comm/Tec Corporation from the Reliance Electric Company, a subsidiary of Rockwell International Corporation. Reliance Comm/Tec Corporation was the successor to telecommunications equipment businesses that have been in continuous operation for over 60 years.

    The Company was incorporated in Delaware in June 1995 as "K-Tec Holdings, Inc." In October 1995, the Company changed its name to RELTEC Holdings, Inc., and in January 1998, the Company changed its name to RELTEC Corporation. The Company's principal executive offices are located at 5900 Landerbrook Drive, Suite 300, Cleveland, Ohio 44124-4019, and the telephone number at that address is (440) 460-3600.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the 5,500,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $147.9 million ($170.3 million if the over-allotment option granted to the Underwriters by the Company is exercised in full), after deducting underwriting discounts and commissions and offering expenses. A portion of the net proceeds will be used to repay indebtedness under the Company's credit facility with The Chase Manhattan Bank (the "New Credit Facility") and the Company's money market lines of credit with Bank One, Columbus, N.A., Caisse National de Agricole and The Sanwa Bank, Limited ("Money Market Lines of Credit").

    At December 31, 1997, the weighted average interest rates on the New Credit Facility and the Money Market Lines of Credit were 6.92% and 7.18% per annum, respectively. The New Credit Facility expires on September 30, 2003, and borrowings under the Money Market Lines of Credit mature at specified dates less than one year after incurrence.

    The Company expects to use the remaining proceeds, if any, for general corporate purposes, including the funding of working capital requirements. Pending such uses, the Company will invest the net proceeds of the Offering in investment-grade, interest-bearing securities.

    From time to time, the Company evaluates opportunities to enter into potential acquisitions, strategic investments, joint ventures or other similar transactions and may use a portion of the net proceeds to enter into such transactions. There are no present understandings or agreements with respect to any such transactions, and there can be no assurance that the Company will enter into any such arrangements.

                                DIVIDEND POLICY

    The Company has never declared or paid cash dividends on its Common Stock. The Company currently intends to retain any future earnings for use in its business and does not anticipate paying any cash dividends in the foreseeable future. The declaration and payment in the future of any cash dividends will be at the election of the Company's Board of Directors and will depend upon the earnings, capital requirements and financial position of the Company, future debt covenants, general economic conditions and other pertinent factors.

    In addition, the Company has certain limitations or restrictions on its ability to pay dividends. The Company is a holding company that conducts its operations through a number of its subsidiaries, and has no business operations of its own. Accordingly, the Company is dependent on the receipt of cash from its subsidiaries to pay dividends, as well as to meet its expenses and other obligations generally. Certain of the Company's debt instruments contain financial covenants and other restrictions that prohibit or restrict the payment of dividends by the Company's subsidiaries to RELTEC and by RELTEC to its stockholders. See "Description of Certain Indebtedness."

                                 CAPITALIZATION

    The following table sets forth the current maturities of debt and capitalization of the Company at December 31, 1997 and as adjusted to give effect to the sale by the Company of 5,500,000 shares of Common Stock at an initial public offering price of $29.00 per share, and the application of the estimated net proceeds therefrom. This table should be read in conjunction with "Use of Proceeds," "Selected Consolidated Financial Data" and the Company's Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus.

                                                                                               AS OF DECEMBER 31,
                                                                                                      1997
                                                                                             ----------------------
                                                                                              ACTUAL    AS ADJUSTED
                                                                                             ---------  -----------

                                                                                                 (IN MILLIONS)
Current maturities of debt.................................................................  $    20.9   $      --
                                                                                             ---------  -----------
                                                                                             ---------  -----------
Long-term debt, excluding current maturities...............................................  $   250.3   $   123.3
Preferred stock, $.01 par value, 1,000,000 shares authorized(1); 1,000 shares of Series A redeemable preferred stock issued and outstanding at December 31, 1997 with $1,000 per
  share redemption value...................................................................        1.0         1.0
Redeemable common stock, $.01 par value, 295,104 shares issued and outstanding.............        3.4          --
Stockholders' equity:
    Common stock, $.01 par value; 60,000,000 shares authorized; 49,743,504 shares issued
      and outstanding at December 31, 1997(1)(2)...........................................        0.5         0.6
    Additional paid-in capital.............................................................      341.2       492.4
    Accumulated deficit....................................................................       (3.7)       (3.7)
    Currency translation adjustment........................................................        5.5         5.5
                                                                                             ---------  -----------
        Total stockholders' equity.........................................................      343.5       494.8
                                                                                             ---------  -----------
          Total capitalization.............................................................  $   598.2   $   619.1
                                                                                             ---------  -----------
                                                                                             ---------  -----------

------------------------
(1) On January 14, 1998, the Company increased its authorized shares of Common Stock to 150,000,000 and its authorized shares of preferred stock to 20,000,000.
(2) Excludes (i) 3,648,040 shares of Common Stock issuable upon exercise of stock options outstanding as of December 31, 1997, of which options to purchase 1,128,818 shares were then exercisable and (ii) 5,076,211 shares of Common Stock reserved for future issuance under the Company's equity plans. See "Management--Benefit Plans."

                                    DILUTION

    As of December 31, 1997, the Company's net tangible book deficit was $50.5 million, or $(1.02) per share. After giving effect to the sale of the Common Stock in the Offering (assuming that the Underwriters' over-allotment option is not exercised) at an initial offering price of $29.00 per share, and application of the estimated net proceeds therefrom, the pro forma net tangible book value as of December 31, 1997 was $100.8 million, or $1.82 per share. This amount represents an immediate increase in net tangible book value of $2.84 per share to existing shareholders and an immediate dilution in pro forma net tangible book value of $27.18 per share to new investors. The following table illustrates this dilution:

Initial public offering price per share........................................................             $   29.00
Consolidated net tangible book deficit per share as of December 31, 1997.......................  $   (1.02)
Increase per share attributable to the Offering(1).............................................       2.84
                                                                                                 ---------
Pro forma consolidated net tangible book value after the Offering..............................                  1.82
                                                                                                            ---------
Dilution per share to new investors............................................................             $   27.18
                                                                                                            ---------
                                                                                                            ---------

------------------------
(1) After deducting underwriting discounts and commissions and estimated offering expenses.

    The following table summarizes the differences, on a pro forma basis as of December 31, 1997, between the existing stockholders and the new investors with respect to the number of shares purchased from the Company, the total consideration paid and the average price per share paid:

                                                         SHARES PURCHASED      TOTAL CONSIDERATION
                                                      -----------------------  --------------------  AVERAGE PRICE
                                                         NUMBER      PERCENT    AMOUNT     PERCENT     PER SHARE
                                                      ------------  ---------  ---------  ---------  -------------
Existing stockholders...............................    50,038,608       90.1% $   345.5       68.4%   $    6.90
New investors.......................................     5,500,000        9.9      159.5       31.6%       29.00
                                                      ------------  ---------  ---------  ---------
  Total.............................................    55,538,608      100.0% $   505.0      100.0%
                                                      ------------  ---------  ---------  ---------
                                                      ------------  ---------  ---------  ---------

    The tables above assume no exercise of any outstanding options to purchase Common Stock and is based on shares outstanding at December 31, 1997, excluding
(i) 3,648,040 shares of Common Stock issuable upon exercise of stock options outstanding as of December 31, 1997, of which options to purchase 1,128,818 shares were then exercisable at a weighted average exercise price of $6.19 per share and (ii) 5,076,211 shares of Common Stock reserved for future issuance under the Company's equity plans. The exercise of the options in (i) and (ii) above will be dilutive to new investors. See "Management--Benefit Plans." At December 31, 1997, the Company's historical net tangible book deficit of $50.5 million, or $(1.02) per share, excludes 295,104 shares of redeemable common stock.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

    The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's Consolidated and Combined Financial Statements and the Notes thereto and the other information contained elsewhere in this Prospectus. The summary historical combined financial data for the years ended December 31, 1993 and 1994 are derived from the audited Combined Financial Statements of the Company ("Predecessor B") prior to the Rockwell Acquisition. The historical combined financial data for the seven months ended July 31, 1995 are derived from the audited combined financial statements of RELTEC ("Predecessor A") prior to the RELTEC Acquisition. The RELTEC Acquisition has been accounted for under the purchase method of accounting and accounting adjustments in connection therewith have been reflected in the financial data. The selected combined financial data of Predecessor B are not comparable with the Company's financial data subsequent to January 1, 1995 in all respects.

                                                                                        PREDECESSOR A          SUCCESSOR
                                                                     PREDECESSOR B      -------------  --------------------------
                                                                  --------------------                                    YEAR
                                                                                            SEVEN           FIVE          ENDED
                                                                       YEAR ENDED          MONTHS          MONTHS       DECEMBER
                                                                      DECEMBER 31,          ENDED           ENDED          31,
                                                                  --------------------    JULY 31,      DECEMBER 31,    ---------
                                                                    1993       1994         1995            1995          1996
                                                                  ---------  ---------  -------------  ---------------  ---------
STATEMENT OF OPERATIONS DATA:
Net sales.......................................................  $   438.1  $   458.9    $   288.3       $   225.5     $   689.4
Cost of sales(1)................................................      309.6      322.3        205.3           166.2         482.9
                                                                  ---------  ---------       ------          ------     ---------
Gross profit....................................................      128.5      136.6         83.0            59.3         206.5
Operating expenses:
Research and product engineering................................       39.5       42.4         27.1            18.3          46.5
Selling and administrative......................................       57.7       62.6         39.1            27.6          75.7
Goodwill and intangible amortization............................       12.5       12.7         11.6             9.0          24.5
Write-off of acquired in-process research and development.......     --         --             32.9            35.3           8.9
Other (income) expense..........................................        4.7        0.8       --                 0.9          (0.2)
                                                                  ---------  ---------       ------          ------     ---------
Total operating expenses........................................      114.4      118.5        110.7            91.1         155.4
                                                                  ---------  ---------       ------          ------     ---------
Operating income (loss).........................................       14.1       18.1        (27.7)          (31.8)         51.1
Interest expense................................................       31.5       32.1         19.0            12.5          25.6
Income tax provision (benefit)..................................        0.7        0.6        (14.1)          (13.9)         17.4
Cumulative effect of change in accounting method and
  extraordinary charge, net of tax benefit......................     --            1.3       --              --               6.3
                                                                  ---------  ---------       ------          ------     ---------
Net income (loss)(2)............................................  $   (18.1) $   (15.9)   $   (32.6)      $   (30.4)    $     1.8
                                                                  ---------  ---------       ------          ------     ---------
                                                                  ---------  ---------       ------          ------     ---------
Basic earnings (loss) per common share:
  Income (loss) before extraordinary charge(3)(4)...............                                          $   (0.88)    $    0.20
  Net income (loss)(4)..........................................                                              (0.88)         0.04
Diluted earnings (loss) per common share:
  Income (loss) before extraordinary charge(3)(5)...............                                              (0.88)         0.20
  Net income (loss)(5)..........................................                                              (0.88)         0.04

OTHER FINANCIAL DATA:
Net cash provided by (used for) operating activities............  $     3.9  $     5.0    $    (6.6)      $    19.3     $    61.6
Net cash used for investing activities..........................      (13.9)     (14.5)        (6.3)           (5.5)       (111.9)
Net cash provided by (used for) financing activities............        8.8        8.9         14.9           (11.9)         54.6
EBITDA(6).......................................................       37.8       41.4         (6.7)          (16.2)         93.7
Capital expenditures............................................       15.0       13.8          6.3             5.5          16.9

                                                                    1997
                                                                  ---------
STATEMENT OF OPERATIONS DATA:
Net sales.......................................................  $   887.2
Cost of sales(1)................................................      633.4
                                                                  ---------
Gross profit....................................................      253.8
Operating expenses:
Research and product engineering................................       55.7
Selling and administrative......................................       94.1
Goodwill and intangible amortization............................       31.9
Write-off of acquired in-process research and development.......        0.7
Other (income) expense..........................................       (1.8)
                                                                  ---------
Total operating expenses........................................      180.6
                                                                  ---------
Operating income (loss).........................................       73.2
Interest expense................................................       18.6
Income tax provision (benefit)..................................       29.6
Cumulative effect of change in accounting method and
  extraordinary charge, net of tax benefit......................     --
                                                                  ---------
Net income (loss)(2)............................................  $    25.0
                                                                  ---------
                                                                  ---------
Basic earnings (loss) per common share:
  Income (loss) before extraordinary charge(3)(4)...............  $    0.51
  Net income (loss)(4)..........................................       0.51
Diluted earnings (loss) per common share:
  Income (loss) before extraordinary charge(3)(5)...............       0.50
  Net income (loss)(5)..........................................       0.50
OTHER FINANCIAL DATA:
Net cash provided by (used for) operating activities............  $    33.9
Net cash used for investing activities..........................      (64.2)
Net cash provided by (used for) financing activities............       33.5
EBITDA(6).......................................................      126.9
Capital expenditures............................................       26.5

                                                                                        AS OF
                                                               -------------------------------------------------------     AS OF
                                                                                                                         DECEMBER
                                                                   DECEMBER 31,       JULY 31,        DECEMBER 31,       31, 1997
                                                               --------------------  -----------  --------------------  -----------
BALANCE SHEET DATA:                                              1993       1994        1995        1995       1996       ACTUAL
                                                               ---------  ---------  -----------  ---------  ---------  -----------
Working capital..............................................  $    79.7  $    86.6   $    98.3   $    89.9  $    89.5   $   127.2
Total assets.................................................      565.9      566.9       561.7       566.7      740.3       804.6
Total long-term obligations(7)...............................      739.6      778.1       382.7       324.1      313.0       285.4
Stockholders' equity.........................................     --         --          --           150.3      270.0       343.5
Parent Company (deficit) investment..........................     (230.1)    (271.2)      100.0      --         --          --


BALANCE SHEET DATA:                                             AS ADJUSTED
                                                               -------------
Working capital..............................................    $   148.1
Total assets.................................................        804.6
Total long-term obligations(7)...............................        155.0
Stockholders' equity.........................................        494.8
Parent Company (deficit) investment..........................       --

                                                        (FOOTNOTES ON NEXT PAGE)

------------------------

(1) For the five months ended December 31, 1995 and year ended December 31, 1996, cost of sales includes nonrecurring purchase accounting charges of $11.3 million and $1.3 million, respectively, related to the write-off of inventory acquisition step-up.

(2) The Company's operating results include the following nonrecurring amounts:

                                                                   PREDECESSOR B
                                                                   -------------                                 SUCCESSOR
                                                                                                           ----------------------
                                                                     YEAR ENDED           PREDECESSOR A                   YEAR
                                                                    DECEMBER 31,        -----------------                 ENDED
                                                                                          SEVEN MONTHS     FIVE MONTHS  DECEMBER 31,
                                                                   -------------         ENDED JULY 31,    ENDED DEC.   ---------
                                                                 1993         1994            1995          31, 1995      1996
                                                                 -----        -----     -----------------  -----------  ---------
Nonrecurring purchase accounting charges:
  Acquired in-process research and development..............   $      --    $      --       $    32.9       $    35.3   $     8.9
  Acquired inventory step-up................................          --           --              --            11.3         1.3
Gain on curtailment of pension benefits.....................          --           --              --              --          --
Reserve for investment in NextWAVE..........................          --           --              --              --          --
Facility closing and relocation costs.......................         4.7          0.8              --              --         2.5
Receipt from software settlement agreement..................          --           --              --              --        (2.5)
Discontinued financing transaction..........................          --           --              --             0.9          --
                                                                     ---          ---           -----           -----   ---------
    Total nonrecurring adjustments, pretax..................   $     4.7    $     0.8       $    32.9       $    47.5   $    10.2
                                                                     ---          ---           -----           -----   ---------
                                                                     ---          ---           -----           -----   ---------


                                                                1997
                                                              ---------
Nonrecurring purchase accounting charges:
  Acquired in-process research and development..............  $     0.7
  Acquired inventory step-up................................         --
Gain on curtailment of pension benefits.....................       (6.5)
Reserve for investment in NextWAVE..........................        5.0
Facility closing and relocation costs.......................         --
Receipt from software settlement agreement..................         --
Discontinued financing transaction..........................         --
                                                              ---------
    Total nonrecurring adjustments, pretax..................  $    (0.8)
                                                              ---------
                                                              ---------

(3) Income (loss) before extraordinary charge represents earnings (loss) per share before an extraordinary charge of $6.3 million or $(0.16) per share for the year ended December 31, 1996.

(4) Calculated based on a weighted average number of shares outstanding of 34,363,638, 39,498,277 and 48,837,053 for the five months ended December 31,
    1995 and the years ended December 31, 1996 and 1997, respectively.

(5) Calculated based on a weighted average number of shares and options outstanding of 34,363,638, 39,834,904 and 49,705,758 for the five months ended December 31, 1995 and years ended December 31, 1996 and 1997, respectively.

(6) EBITDA represents earnings before interest expense, income taxes, depreciation and goodwill and intangible amortization expense. Adjusted EBITDA represents EBITDA adjusted for the effects of other nonrecurring (income) expense and nonrecurring purchase accounting charges described in note (2) above. Management believes that in addition to cash flows and net income, EBITDA and adjusted EBITDA are useful performance measures for assessing the operating performance of the Company because, together with net income and cash flows, EBITDA and adjusted EBITDA provide investors with an additional basis to evaluate the ability of the Company to incur and service debt and to fund acquisitions and other capital expenditures. Adjusted EBITDA does not represent net income or cash flows from operating, investing or financing activities as defined by GAAP and does not necessarily indicate that cash flows will be sufficient to fund cash needs nor may these measures be comparable to similarly titled measures reported by other companies. It should not be considered as an alternative to net income as an indication of the Company's operating performance or to cash flows as a measure of liquidity. The following table reconciles net income
    (loss) before cumulative effect of change in accounting and extraordinary charge to EBITDA and adjusted EBITDA:

                                                                                  PREDECESSOR A               SUCCESSOR
                                                              PREDECESSOR B      ---------------  ---------------------------------
                                                           --------------------
                                                                                      SEVEN          FIVE
                                                                YEAR ENDED           MONTHS         MONTHS          YEAR ENDED
                                                               DECEMBER 31,           ENDED          ENDED         DECEMBER 31,
                                                           --------------------     JULY 31,       DEC. 31,    --------------------
                                                             1993       1994          1995           1995        1996       1997
                                                           ---------  ---------  ---------------  -----------  ---------  ---------
Net income (loss) before cumulative effect of change in
  accounting and extraordinary charge....................  $   (18.1) $   (14.6)    $   (32.6)     $   (30.4)  $     8.1  $    25.0
Adjustments:
  Interest expense.......................................       31.5       32.1          19.0           12.5        25.6       18.6
  Income taxes...........................................        0.7        0.6         (14.1)         (13.9)       17.4       29.6
  Depreciation expense...................................       11.2       10.6           9.4            6.6        18.1       21.8
  Goodwill amortization (a)..............................       10.7       10.7           6.5            4.5        12.9       17.7
  Intangible amortization................................        1.8        2.0           5.1            4.5        11.6       14.2
                                                           ---------  ---------        ------     -----------  ---------  ---------
EBITDA...................................................       37.8       41.4          (6.7)         (16.2)       93.7      126.9
  Total nonrecurring adjustments (b).....................        4.7        0.8          32.9           47.5        10.2       (0.8)
                                                           ---------  ---------        ------     -----------  ---------  ---------
Adjusted EBITDA..........................................  $    42.5  $    42.2     $    26.2      $    31.3   $   103.9  $   126.1
                                                           ---------  ---------        ------     -----------  ---------  ---------
                                                           ---------  ---------        ------     -----------  ---------  ---------

------------------------------

     (a) Not tax deductible or tax-affected.

     (b) Refer to note (2) above.

(7) Includes redeemable preferred stock, redeemable common stock, long-term debt obligations, pension and postretirement benefits and other noncurrent obligations. For purposes of the December 31, 1997 "As Adjusted" amounts, redeemable common stock has been reclassified to stockholders' equity. The 295,104 shares of redeemable common stock will cease to be redeemable upon consummation of the Offering. See "Certain Relationships and Related Transactions."

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE MATTERS DISCUSSED HEREIN MAY INCLUDE "FORWARD-LOOKING STATEMENTS" AS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH STATEMENTS INVOLVE RISKS AND UNCERTAINTIES WHICH COULD RESULT IN OPERATING PERFORMANCE THAT IS MATERIALLY DIFFERENT FROM MANAGEMENT'S PROJECTIONS. THE SECTION OF THIS PROSPECTUS ENTITLED "RISK FACTORS" SHOULD BE READ IN CONJUNCTION WITH THIS MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

OVERVIEW

    The Company is a leader in the design, manufacture and sale of a broad range of telecommunications systems, products and services to wireline and wireless service providers and OEMs in North America and around the globe. Most of the Company's systems, products and services can be found in the access portion of the telecommunications network.

    RELTEC Corporation was formed in July 1995 by management and the KKR Partnerships to acquire Reliance Comm/Tec Corporation from Reliance, a subsidiary of Rockwell. Reliance Comm/Tec Corporation is the successor to telecommunications equipment businesses that have been in continuous operation for over 60 years. Since July 1995, the Company has completed six acquisitions, strategic investments and joint venture investments for combined consideration of approximately $185.0 million, the most significant of which was the acquisition of Rainford Group plc in September 1996 (the "Rainford Acquisition") for $134.3 million. Rainford is a leading European manufacturer of base station enclosures and systems for the telecommunications equipment industry.

    The Company's acquisitions have been accounted for as purchases. Accordingly, for financial reporting purposes, an allocation of the purchase price has been made using estimated fair market values of the assets acquired and liabilities assumed as of the acquisition date in accordance with Accounting Principles Board Opinion No. 16--"Business Combinations." The results of these acquisitions have been included in the accompanying consolidated financial statements since the respective dates of acquisition.

    The Company conducts business in a single industry segment, the global telecommunications equipment market. This segment includes integrated systems, components and services for voice, video and data communications. For management purposes, the Company's net sales are classified into three groupings: Access Systems, Integrated Wireless Solutions and Network Components and Services. Sales are recognized when goods are shipped or services are provided. The Company's products are sold directly to end users, such as RBOCs and other telecommunications service providers, to telecommunications OEMs and, to a lesser extent, through third party distributors. For certain products, particularly in Access Systems, the purchase decision process may be long and unpredictable, and may involve a lengthy standardization and evaluation process.

    The Company sells its products in the United States and internationally. The Company's non-U.S. sales represented approximately 14%, 24% and 25% of net sales for the years ended December 31, 1995, 1996 and 1997, respectively. The increase in international sales in 1996 was due primarily to the Rainford Acquisition. The majority of the Company's international sales are not denominated in U.S. dollars. While the Company is subject to fluctuations in foreign currency exchange rates with respect to income derived from international sales not denominated in U.S. dollars, the costs associated with a majority of these sales are in the same currency, which partially mitigates the effect of such fluctuations.

    Historically, currency exchange movements have not had a material effect on the Company's financial statements. As the Company's non-U.S. operations expand, the effect of currency fluctuations may have a material impact on the Company's revenues and costs. At December 31, 1997, the Company had no material unhedged monetary assets, liabilities or commitments denominated in currencies other than U.S. dollars. The Company's strategy for managing currency risk is to hedge foreign currency exposure with respect to firm commitments denominated in currencies other than the notional currency of the Company's individual business units.

    The Company's operating results may fluctuate significantly from quarter to quarter due to several factors, including, without limitation, the volume and timing of orders from and shipments to major customers, the timing of new product announcements by and the availability of products from the Company or its competitors, the overall level of capital expenditures by public network providers, market acceptance of new and enhanced versions of the Company's products, variations in the mix of products, systems and services sold by the Company or its sales channels and the availability and cost of key components.

RESULTS OF OPERATIONS

    The following table sets forth certain statements of operations data expressed as a percentage of net sales:

                                                              PREDECESSOR A                    SUCCESSOR
                                                            -----------------  -----------------------------------------
                                                               SEVEN MONTH         FIVE MONTH       YEAR ENDED DECEMBER
                                                              PERIOD ENDED        PERIOD ENDED              31,
                                                              JULY 31, 1995     DECEMBER 31, 1995     1996       1997
                                                            -----------------  -------------------  ---------  ---------
Net sales.................................................          100.0%              100.0%          100.0%     100.0%
Cost of sales.............................................           71.2                73.7            70.0       71.4
                                                                    -----               -----       ---------  ---------
  Gross profit............................................           28.8                26.3            30.0       28.6
Operating expenses:
  Research and product engineering........................            9.4                 8.1             6.7        6.3
  Selling and administrative..............................           13.6                12.2            11.0       10.6
  Goodwill and intangible amortization....................            4.0                 4.0             3.6        3.6
  Write-off of acquired in-process research and
    development...........................................           11.4                15.7             1.3        0.1
  Other expense (income)..................................             --                 0.4              --       (0.2)
                                                                    -----               -----       ---------  ---------
    Total operating expenses..............................           38.4                40.4            22.6       20.4
                                                                    -----               -----       ---------  ---------
Operating income (loss)...................................           (9.6)              (14.1)            7.4        8.2
Interest expense..........................................            6.6                 5.5             3.7        2.1
Income tax provision (benefit)............................           (4.9)               (6.1)            2.5        3.3
Extraordinary charge, net of tax benefit..................             --                  --             0.9         --
                                                                    -----               -----       ---------  ---------
Net income (loss).........................................          (11.3)%             (13.5)%           0.3%       2.8%
                                                                    -----               -----       ---------  ---------
                                                                    -----               -----       ---------  ---------

    The following table sets forth net sales by product line offerings, expressed in dollar volumes and as a percentage of total net sales:

                                                                                               SUCCESSOR
                                                  PREDECESSOR A       -----------------------------------------------------------
                                              ----------------------
                                                                           FIVE MONTHS              YEAR ENDED DECEMBER 31,
                                                   SEVEN MONTHS               ENDED           -----------------------------------
                                                      ENDED             DECEMBER 31, 1995
                                                  JULY 31, 1995                                        1996              1997
                                              ----------------------  ----------------------  ----------------------  -----------
                                                AMOUNT         %        AMOUNT         %        AMOUNT         %        AMOUNT
                                              -----------  ---------  -----------  ---------  -----------  ---------  -----------
                                                                                 (IN MILLIONS)
NET SALES:
Access Systems..............................   $    53.8        18.7%  $    44.7        19.8%  $   192.3        27.9%  $   283.6
Integrated Wireless Solutions...............        43.9        15.2        33.8        15.0       140.4        20.4       195.3
Network Components and Services.............       190.6        66.1       147.0        65.2       356.7        51.7       408.3
                                              -----------  ---------  -----------  ---------  -----------  ---------  -----------
Total.......................................   $   288.3       100.0%  $   225.5       100.0%  $   689.4       100.0%  $   887.2
                                              -----------  ---------  -----------  ---------  -----------  ---------  -----------
                                              -----------  ---------  -----------  ---------  -----------  ---------  -----------


                                                  %
                                              ---------

NET SALES:
Access Systems..............................       32.0%
Integrated Wireless Solutions...............       22.0
Network Components and Services.............       46.0
                                              ---------
Total.......................................      100.0%
                                              ---------
                                              ---------

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

    Net sales increased $197.8 million, or 28.7%, to $887.2 million for the year ended December 31, 1997 from $689.4 million for the year ended December 31, 1996. The increase resulted primarily from higher sales of Access Systems and a full year of results for Rainford. The growth of Access Systems resulted from increased sales to existing customers and a major product deployment by a new customer. Excluding Rainford, Integrated Wireless Solutions sales were slightly down for the year on weaker international sales of export power products for wireless networks. Network Components and Services increased over the year due to a broader customer base. At December 31, 1997, the Company's sales backlog (total dollar volume of firm sales orders not yet recognized as revenue) had increased to $156.3 million from $127.8 million at December 31, 1996.

    Gross profit increased $47.3 million, or 22.9%, to $253.8 million in 1997 from $206.5 million in 1996. Gross profit as a percentage of net sales decreased to 28.6% in 1997 from 30.0% in 1996 due to a change in product mix. During 1997 the Company's net sales included a higher volume of Access Systems which carry margins below those of Network Components and Services. In addition, 1997 net sales included a full year of lower margin Integrated Wireless Solutions products offered by Rainford. This decrease was partially offset by an increase in gross profit as a percentage of sales for the Access Systems products.

    Research and product engineering expense increased $9.2 million, or 19.8%, to $55.7 million in 1997 from $46.5 million in 1996. Research and product engineering costs declined to 6.3% of net sales in 1997 from 6.7% in 1996 primarily due to the increase in net sales. Approximately half of the Company's research and product engineering expense in 1997 and 1996 was related to Access Systems, reflecting the Company's focus on this product line.

    Selling and administrative ("S&A") expense increased $18.4 million, or 24.3%, to $94.1 million in 1997 from $75.7 million in 1996. S&A expenses as a percentage of net sales decreased to 10.6% in 1997 from 11.0% in 1996 primarily due to higher net sales volume.

    Goodwill and intangible amortization increased $7.4 million, or 30.2%, to $31.9 million in 1997 from $24.5 million in 1996. This increase is primarily the result of the additional goodwill and intangible amounts resulting from the Rainford Acquisition. Goodwill and intangible amortization as a percentage of net sales was 3.6% in 1997 and 1996.

    During 1997, $0.7 million of the $1.0 million purchase price for the acquisition of Fire Networks, Inc. was assigned to acquired in-process research and development ("R&D") and immediately written off. During 1996, $8.9 million of the $134.3 million purchase price for the Rainford Acquisition was assigned to acquired in-process R&D costs and immediately written off. Management believes that although the estimated additional technology efforts required to develop the incomplete technology into a commercially viable product are significant, the costs of such efforts are not material to the Company's consolidated financial statements. Failure to successfully complete these projects would not materially affect the Company's consolidated financial condition, results of operations or cash flows.

    Other (income) expense increased to 0.2% of net sales or $1.8 million in 1997. This amount primarily consists of $6.5 million of income related to a curtailment gain resulting from the December 31, 1997 benefit accrual freeze of the U.S. defined benefit plans offset by $5.0 million of expense related to the Company's reserve recorded for its investment in NextWAVE Telecom Inc. Other (income) expense in 1996 included receipt of a one-time fee of $2.5 million related to a software settlement, and charges of $1.1 million related to a facility closing and $1.4 million for a facility relocation. These charges were primarily for employee severance pay and facility shut-down costs.

    Interest expense in 1997 decreased $7.0 million, or 27.3%, to $18.6 million for 1997 from $25.6 million in 1996. This decrease resulted from reduced levels of debt and lower interest rates. In September 1996, the Company entered into the New Credit Facility which improved the terms upon which the Company is able to borrow funds.

    The Company's effective income tax rate decreased to 54.2% in 1997 from 68.2% in 1996 due to higher income before taxes in relation to the levels of nondeductible goodwill amortization expense and the 1996 write-off of acquired in-process R&D costs.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO THE SEVEN MONTH PERIOD ENDED JULY 31,
  1995 (PREDECESSOR A) AND FIVE MONTH PERIOD ENDED DECEMBER 31, 1995

    RELTEC's net sales increased $175.6 million, or 34.2%, to $689.4 million for the year ended December 31, 1996 from $513.8 million in 1995 ($288.3 million for the seven month period ended July 31, 1995 (the "Seven Month Period") and $225.5 million for the five month period ended December 31, 1995 (the "Five Month Period") (collectively, the "1995 Periods")). Rainford represented $38.4 million of the total increase. Excluding the effect of the Rainford Acquisition, the Company's net sales in 1996 increased 26.7% over the 1995 Periods. The primary contributors to the 1996 sales growth (excluding the Rainford Acquisition) were strong demand for the Company's DISCHS NGDLC access systems within the United States and integrated wireless base station enclosures for the United States and Europe. Network Components and Services net sales increased due to a higher volume of sales of Central Office products to existing customers and the execution of a large test systems contract in Latin America. At December 31, 1996, the Company's sales backlog had increased to $127.8 million from $106.9 million at December 31, 1995.

    Gross profit increased to $206.5 million in 1996 from $142.3 million in the 1995 Periods. Gross profit as a percentage of net sales increased to 30.0% in 1996 from 28.8% in the Seven Month Period and 26.3% in the Five Month Period in 1995. The increase in gross profit as a percentage of net sales resulted primarily from greater efficiencies related to producing higher volumes, offset partially by increased sales of Access Systems products and the effect of Rainford, both of which carry lower margins. Results of operations for the Five Month Period include an $11.3 million charge for the write off of inventory acquisition step-up.

    Research and product engineering expense increased $1.1 million or 2.4% to $46.5 million in 1996, from $45.4 million in the 1995 Periods. Research and product engineering expense as a percentage of net sales decreased to 6.7% in 1996 from 9.4% in the Seven Month Period and 8.1% in the Five Month Period due to higher sales volumes and relatively stable research and product engineering spending. Research and product engineering related to Access Systems represented slightly less than half of all research and product engineering expense in 1996 and the 1995 Periods.

    S&A expense increased $9.0 million, or 13.5%, to $75.7 million in 1996 from $66.7 million in the 1995 Periods. S&A expense as a percentage of net sales declined to 11.0% in 1996 from 13.6% in the Seven Month Period and 12.2% in the Five Month Period. This decrease is primarily the result of stable S&A expense being spread over higher volumes.

    Goodwill and intangible amortization increased $3.9 million, or 18.9%, to $24.5 million in 1996 from $20.6 million in the 1995 Periods. This increase is primarily the result of the additional goodwill and intangible amounts resulting from the Rainford Acquisition. Goodwill and intangible amortization as a percentage of net sales decreased to 3.6% in 1996 from 4.0% in the 1995 Periods.

    During 1996, $8.9 million of the $134.3 million purchase price for the Rainford Acquisition was allocated to acquired in-process research and development costs and immediately written off subsequent to the acquisition. During 1995, $32.9 million in the Seven Month Period and $35.3 million in the Five Month Period of acquired in-process research and development costs were written off. As a result of the Rockwell Acquisition (January 1, 1995) and the RELTEC Acquisition (July 31, 1995) occurring within a seven month period, the projects written off as part of the Rockwell Acquisition were essentially the same as those subsequently written off as part of the RELTEC Acquisition. Management believes the additional technology efforts required to develop the incomplete technology into commercially viable products were significant, and that as of December 31, 1997, the Company has successfully completed the majority of these projects. Costs of the efforts required to complete the remaining projects are not material to the

Company's consolidated financial statements. Failure to successfully complete these remaining projects would not materially affect the Company's consolidated financial condition, results of operations or cash flows.

    Interest expense decreased $5.9 million, or 18.7% to $25.6 million in 1996 from $31.5 million in the 1995 Periods. Interest expense as a percentage of net sales decreased to 3.7% in 1996 from 6.6% in the Seven Month Period and 5.5% in the Five Month Period. The decrease resulted from lower interest rates on the New Credit Facility entered into in September 1996 and the exchange of $75.0 million in principal amount of a bridge loan from the Company's majority shareholder into common and preferred stock.

    For 1996 the Company's effective tax rate was 68.2%. The effective tax rate is higher than the statutory rates in 1996 due to significant amounts of nondeductible charges for goodwill and acquired in-process R&D costs. The effective rates for the Company's income tax benefit were 30.2% in the Seven Month Period and 31.4% in the Five Month Period. These amounts are lower due to essentially no taxable earnings during these periods.

    An extraordinary charge of $6.3 million (net of $3.3 million tax benefit) was recorded in 1996 to reflect the accelerated amortization of deferred financing fees associated with the Company's Old Credit Facility which was extinguished when the New Credit Facility was entered into in September 1996.

QUARTERLY RESULTS OF OPERATIONS

    The following table sets forth certain unaudited quarterly financial information of the Company, for the eight quarters ended December 31, 1997, in dollars. The Company historically has experienced a stronger demand for certain of its products at certain times during the year, particularly its outdoor products, primarily as a result of customer budget cycles and appropriate weather for installation of the Company's systems. These factors may be offset in part by the growth in product lines or fluctuations in customer order volumes. This information has been derived from the quarterly financial statements of the Company which are unaudited but which, in the opinion of management, have been prepared on the same basis as the audited financial statements and include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial results for such periods. This information should be read in conjunction with the Consolidated and Combined Financial Statements and the Notes thereto and the other financial information appearing elsewhere in this Prospectus. The operating results for any previous quarter are not necessarily indicative of results for any future period.

                                                                   QUARTER ENDED
                       -----------------------------------------------------------------------------------------------------
                        MARCH 31,    JUNE 30,     SEPTEMBER 30,    DECEMBER 31,     MARCH 31,    JUNE 30,     SEPTEMBER 30,
                          1996         1996           1996            1996(1)         1997         1997           1997
                       -----------  -----------  ---------------  ---------------  -----------  -----------  ---------------
                                                                   (IN MILLIONS)
Net sales:
Access Systems.......   $    38.2    $    52.9      $    57.4        $    43.8      $    59.5    $    72.8      $    77.8
Integrated Wireless
  Solutions..........        21.8         24.4           23.9             70.3           55.2         41.8           41.5
Network Components
  and Services.......        80.2         86.8          102.6             87.1           82.0        101.4          105.4
                       -----------  -----------        ------           ------     -----------  -----------        ------
Total net sales......   $   140.2    $   164.1      $   183.9        $   201.2      $   196.7    $   216.0      $   224.7
                       -----------  -----------        ------           ------     -----------  -----------        ------
                       -----------  -----------        ------           ------     -----------  -----------        ------
Gross profit.........   $    40.3    $    51.5      $    58.6        $    56.1      $    51.7    $    64.1      $    69.3


                        DECEMBER 31,
                            1997
                       ---------------

Net sales:
Access Systems.......     $    73.5
Integrated Wireless
  Solutions..........          56.8
Network Components
  and Services.......         119.5
                             ------
Total net sales......     $   249.8
                             ------
                             ------
Gross profit.........     $    68.7

------------------------
(1) Reflects the first full quarter of operations after the acquisition of Rainford on September 3, 1996. Rainford's revenues are primarily reflected under Integrated Wireless Solutions.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's primary liquidity needs are working capital requirements, capital expenditures and investments such as acquisitions, strategic investments and joint ventures. The Company's working capital requirements have grown as the Company has grown. Capital expenditures, exclusive of acquisitions, were $11.8 million, $16.9 million and $26.5 million in 1995, 1996 and 1997, respectively. The Company anticipates that its capital expenditures for 1998 will be approximately $52.0 million. Since the RELTEC

Acquisition, the Company has completed six acquisitions, strategic investments and joint venture investments for a combined consideration of approximately $185.0 million. Approximately $148.2 million of such consideration was cash with the remainder common stock and common stock options of the Company.

    The Company has funded its liquidity requirements principally from cash flows from operations and borrowings under its debt facilities, issuances of its common stock and to a lesser extent, from capital leases for new equipment.

    Cash flows from operating activities were $61.6 million and $33.9 million in 1996 and 1997, respectively. Cash flows from operating activities decreased by $27.7 million in 1997 compared to 1996 primarily due to a license termination payment of $11.0 million and a comparatively minor increase in accounts payable offset by higher net earnings. Refer to Note 8 of the Combined and Consolidated Financial Statements for further discussion of the license termination.

    In connection with the RELTEC Acquisition in July 1995, the Company entered into the $325.0 million Old Credit Facility, providing $195.0 million of term loans and $130.0 million of revolving credit, and a $135.0 million bridge loan ("Bridge Loan") from one of the KKR Partnerships. In September 1995, the Company converted $35.0 million of the Bridge Loan into common equity and repaid $25.0 million of the Bridge Loan from borrowings under the Old Credit Facility. In August 1996, the remaining portion of the Bridge Loan was exchanged for $74.0 million of common stock and $1.0 million of redeemable preferred stock. The Old Credit Facility was extinguished in September 1996. At the same time, the Company entered into the $450.0 million New Credit Facility. The New Credit Facility consists of a $350.0 million domestic revolving facility and a $100.0 million multi-currency revolving facility. The New Credit Facility contains provisions for a $30.0 million (or pound sterling equivalent) short-term credit facility as well as for letters of credit. The New Credit Facility matures on September 30, 2003. Pursuant to the terms of the New Credit Facility, the available commitment under the New Credit Facility will be reduced from $450.0 million on September 30, 1999 by $35.0 million, and by $35.0 million per year on each September 30 thereafter until the balance matures on September 30, 2003. Principal payments under the New Credit Facility are not otherwise required until maturity unless there are certain changes in the Company's business activities as specified in the New Credit Facility. At December 31, 1997, the weighted average interest rate on the New Credit Facility was 6.92% compared to 6.50% at December 31, 1996. At December 31, 1997, the aggregate borrowing availability under the New Credit Facility was $175.9 million. In October 1996, the Company also entered into a two-year interest rate swap agreement to reduce its variable interest rate exposure on borrowings under the New Credit Facility. The swap fixed the interest rate at 6.11% on a notional amount of $100.0 million. Under prevailing market rates at December 31, 1997 and 1996, the fair value of the swap agreement was a liability of $0.3 million and $0.5 million, respectively.

    In May 1997, the Company entered into promissory notes with several banks for $40.0 million of unsecured and uncommitted Money Market Lines of Credit in addition to the New Credit Facility. At December 31, 1997, $3.7 million was outstanding at a weighted average interest rate of 7.18%.

    In April 1997, the KKR Partnerships contributed an additional $50.0 million to stockholders' equity in exchange for shares of common stock. In addition, employee shareholders and the Company's employee savings plan purchased $2.5 million of common stock during 1997.

    The Company believes that its cash balances, proceeds from this Offering, cash generated from future operations and its existing credit facilities will be adequate to satisfy anticipated working capital requirements, capital expenditures for equipment and investment requirements for the next twelve months. As business and market conditions permit, the Company may, from time to time, invest in or acquire complementary technologies, products or businesses. These activities may require the Company to seek additional equity or debt to fund such activities, which could result in dilution to existing stockholders.

    RELTEC is self-insured for workers' compensation in the State of Ohio and for certain employee medical program payments. RELTEC carries insurance for any Ohio workers' compensation claim in excess of $250,000 and is insured for any medical claim in excess of $300,000. In addition, RELTEC maintains deductibles of $250,000 for all other workers' compensation, general liability (including product liability) and auto liability lines of coverage. The Company believes that it carries adequate reserves against any claims made pursuant to self-insured policies. Such reserves were $8.5 million as of December 31, 1997.

    The Company has assessed its financial and operational systems and developed plans to modify and/or replace those systems impacted by the year 2000 issue. A program is currently underway to implement new business systems that, among other things, will address all affected systems with a completion date prior to the year 2000. The Company currently estimates that the cost of this program will be approximately $31.0 million of which approximately $15.0 million has been expended through December 31, 1997.

NEW ACCOUNTING PRONOUNCEMENTS

    In June 1997 the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 130 -- "Reporting Comprehensive Income" ("SFAS 130"). This Statement discusses how to report and display comprehensive income and its components in a full set of general-purpose financial statements. Also in June of 1997, the FASB issued Statement of Financial Accounting Standards No. 131 -- "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). This Statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports issued to shareholders. SFAS 130 and SFAS 131 must be implemented by RELTEC in 1998. The Company has not completed its evaluation of these statements, but does not anticipate a material impact on the consolidated financial statements from the adoption of the additional disclosure requirements of these accounting standards.

                                    BUSINESS

GENERAL

    RELTEC is a leader in the design, manufacture and sale of a broad range of telecommunications systems, products and services to wireline and wireless service providers and OEMs in North America and around the globe. Most of the Company's systems, products and services can be found in the access portion of the telecommunications network, also referred to as the local loop. The Company's products and services can be categorized as follows:

- ACCESS SYSTEMS -- The Company believes it is one of the top three U.S. suppliers of next generation digital loop carrier (NGDLC) systems, which the Company markets under the DISCHS brand name. In addition, RELTEC is a leader in providing fiber-to-the-curb (FTTC) systems, with what it believes are more installed FTTC lines in the United States than all other suppliers combined. In 1997, Access Systems accounted for net sales of $283.6 million, or 32.0% of the Company's total net sales.

- INTEGRATED WIRELESS SOLUTIONS -- The Company is one of the leading global independent suppliers of integrated electro-mechanical subsystems used in outdoor wireless base stations. These subsystems are sold to the major telecommunications OEMs and wireless service providers and, together with the radio electronics manufactured by the wireless OEMs, comprise what is commonly referred to as a base station. RELTEC also designs and manufactures outside plant, power systems, cabling and other products and provides installation services for wireless OEMs and service providers. In 1997, Integrated Wireless Solutions accounted for net sales of $195.3 million, or 22.0% of the Company's total net sales.

- NETWORK COMPONENTS AND SERVICES -- Network Components include: outside plant products (enclosures, environmental control and heat management systems, and advanced connection and protection products); power systems and modular power products; network test and monitoring systems; and data networking racks. Network Services include program management and aftermarket services. In 1997, Network Components and Services accounted for net sales of $408.3 million, or 46.0% of the Company's total net sales.

INDUSTRY BACKGROUND

    The significant growth in voice, data and video communications traffic in recent years has caused service providers to focus on increasing the bandwidth of the PSTN. Transmission speed is limited by the bandwidth of the "slowest" portion of the network, which is typically found in the access segment. Until recently, technological solutions to improve the performance of the access portion of the telephone network were generally not cost effective for broad-based deployment by service providers. In the current environment, however, the opportunity for telecommunications equipment providers to increase the access network bandwidth is being driven by (i) customer demand for improved data and wireless communications, (ii) the emergence of new service providers, created by significant regulatory changes and (iii) the emergence of cost-effective, new technologies which are enabling increased bandwidth.

    CURRENT BANDWIDTH LIMITATIONS IN THE ACCESS NETWORK

    Most of the existing access portion of the PSTN consists of a copper based system that was designed to deliver analog voice communications, or plain old telephone service (POTS). The copper-based analog network, however, does not have the bandwidth or functionality to support the growing demand for new services such as high-speed data and video communications. In addition, traditional copper-based networks require significant maintenance expenditures. In response to these limitations, service providers began installing digital fiber optic technology which permits higher speed, higher volume and more reliable transmission of information. To date, however, the use of digital fiber optic technology has generally been limited to network backbones and central office interconnections within high-density traffic areas because of the historically high cost of deployment and feasibility of installation. In addition to fiber-based PSTN enhancements, several other technologies are being deployed as an alternative to the traditional copper-based access network. Those technologies include fixed wireless and hybrid fiber coax (HFC) solutions, both of which, in certain applications, can transmit signals at significantly higher bandwidth rates than traditional unmodulated signals over copper.

    DEMAND DRIVERS

    DATA COMMUNICATIONS. The need for high-speed data transmission has emerged as the major driver behind customers' demand for increased wireline network bandwidth. The emergence of the Internet and the corresponding explosion of Internet related traffic over the PSTN has clearly illustrated its inherent bandwidth limitations, particularly in the access portion of the network. These bandwidth limitations have been highlighted not only by the rapid increase in the number of users seeking to access the Internet, but also the increasingly bandwidth intensive content on the Internet, such as active graphics and video. Remote access to corporate LANs by business professionals while at home or while traveling is also driving the need for more bandwidth.

    WIRELESS COMMUNICATIONS. Another important driver of increased demand is wireless communica-tions. Wireless communication has grown dramatically over the last decade including cellular service, PCS, fixed wireless and wireless data transmission. In developed nations, mobile wireless has grown significantly in recent years as a result of the convenience of mobility and decreases in the cost per minute of usage. In addition, in many parts of the world the existing wireless infrastructure is predominately based on analog technology. Many of these systems are being replaced or upgraded to digital technology in an effort to increase capacity and to offer an expanded range of services. In less developed nations, fixed wireless has emerged as an alternative to traditional wireline infrastructure owing to the potential for faster deployment, lower construction costs and lower operating costs. Ease of deployment and operation is critical as many of these developing nations recognize that their telecommunications infrastructure is potentially the single greatest catalyst of economic growth.

    EMERGENCE OF NEW SERVICE PROVIDERS

    Global regulatory changes are increasing the number of competitors in the access portion of the network and are further accelerating the need for service providers to upgrade their networks and increase their service offerings. In the United States, recent deregulation has facilitated competition in the local exchange for local and long distance telephone service and video services. Competitors which have emerged and potentially could take customers from incumbent service providers include competitive local exchange carriers, interexchange carriers, Internet service providers, cable operators and electric utilities. Cable operators are already beginning to provide data transmission services to customers by leveraging the high bandwidth capabilities of their coaxial cable based infrastructure. In wireless markets, the FCC has completed several auctions of wireless spectrum to enable the new competitors to enter the market and enable the deployment of PCS and other wireless services. Internationally, a number of developed and developing nations have privatized the state-owned telecommunications monopolies and opened the market to new service providers. For example, in Europe a consortium of countries has recently allowed the entrance of new competitors into their local markets.

    EMERGENCE OF NEW TECHNOLOGIES

    Certain products and services have been introduced in recent years to (i) increase the speed and quality of digital transmission over copper wires, (ii) push fiber deeper into the access portion of the network and (iii) provide an alternate means of accessing the wireline network backbone. While the cost of deployment of these numerous solutions varies significantly, technological developments have made each of these solutions much more cost effective in recent years.

    Examples of these technologies include:

    DIGITAL LOOP CARRIERS -- DLCs extend the digital capabilities of the network from the central office to a remote terminal closer to the customer. NGDLCs support a fiber feed from the central office to the remote terminal, thereby pushing fiber deeper into the access portion of the network.

    FIBER-TO-THE-CURB -- FTTC systems push fiber deeper within the access network to a short distance from each customer so that the final transmission can take place at very high speeds over traditional twisted pair copper architecture. FTTC systems take advantage of the extremely high bandwidth characteristics of fiber optic systems.

    DIGITAL SUBSCRIBER LINE -- xDSL technologies provide broadband services over existing copper twisted pairs by modulating and demodulating digital signals.

    HYBRID FIBER COAX -- HFC leverages the existing coaxial infrastructure of cable television operators and enhances the bandwidth and performance characteristics by adding additional fiber and two-way amplifiers. CATV operators are deploying cable modems capable of providing high speed data transmission.

    WIRELESS LOCAL LOOP -- WLL uses radio frequency communications instead of traditional wireline technologies (E.G., copper) to provide network access. In certain applications WLL can potentially enable faster deployment, lower construction costs and lower operating costs than traditional wireline access networks. WLL has the greatest potential in areas with lower population density, where it can more cost-effectively provide the primary service platform for both mobile and fixed telecommunications.

    The Company believes that the telecommunications industry will continue to expand and evolve rapidly. As a result of the accelerating changes in the telecommunications industry, service providers are requiring flexible and scaleable solutions that not only meet their needs today but also will permit easy, cost-effective enhancements in the future. In addition, as new enabling technologies are deployed throughout the access portion of the network, there is a corresponding demand for high quality infrastructure products such as outside plant and power supplies.

STRATEGY

    The Company's objective is to build and maintain a leading market position across a broad range of systems, products and services for wireline and wireless communications networks globally. RELTEC's Access Systems, Integrated Wireless Solutions systems and Network Components and Services address critical portions of the access segment of the network. Key elements of the Company's strategy include:

- LEVERAGE EXPERTISE TO PROVIDE INTEGRATED SYSTEMS SOLUTIONS -- The Company believes that its customers place a high degree of value on its ability to deliver integrated systems solutions due to the increasing complexity of system-level components and their desire to simplify their strategic supply chains. The Company intends to continue to leverage its experience of over 60 years in providing high quality network components to design high value integrated systems solutions. For example, the Company's DEEP FIBER SOLUTIONS FTTC system integrates environmentally hardened optics and electronics, sealed enclosures, sophisticated connection and protection solutions, power assemblies and power systems, system design and system integration.

- INCREASE BANDWIDTH IN THE ACCESS NETWORK -- Much of the Company's research and development focus has been and will continue to be on designing architectures that cost-effectively increase the bandwidth in the access portion of the PSTN. Specifically, RELTEC's DEEP FIBER SOLUTIONS FTTC system and its ADVANCED COPPER SOLUTIONS xDSL product offerings provide alternative means to deliver broadband functionality to the public network. The Company also provides advanced feature sets including high speed, "always on" Internet connectivity and analog and digital broadcast video services.

- CAPITALIZE ON ESTABLISHED CUSTOMER RELATIONSHIPS -- The Company believes that the longevity and breadth of its relationships with a number of major customers provide competitive advantages. The Company intends to capitalize on its longstanding relationships with major customers to introduce new system solutions, products and services more rapidly than its competitors.

- EXPAND GLOBAL PRESENCE -- RELTEC believes that significant growth in the telecommunications market will also occur outside of North America as the result of deregulation and the recognition by many developing nations that a telecommunications infrastructure is one of the most important enablers of economic growth. RELTEC's global strategy is to increase its sales, design, marketing and manufacturing capabilities within each major region of the world, leveraging its existing customer relationships, product offerings and technologies.

- CONTINUE TO IMPROVE MARGINS AND QUALITY -- The Company is continuing to focus on improving margins and further improving the quality of its systems and products. The Company's goal is to be the preferred supplier of high quality, low cost systems and products for its customers. The Company recently reorganized all of its North American manufacturing operations under common management in order to address this strategic directive.

- PURSUE ACQUISITIONS, STRATEGIC INVESTMENTS AND JOINT VENTURES -- The Company has used and expects to continue to use acquisitions, strategic investments and joint ventures as an integral part of executing its growth strategies in Access Systems, Integrated Wireless, and Network Components and Services. Since July 1995, the Company has completed six such transactions for a combined consideration of approximately $185 million.

PRODUCTS AND SERVICES

    The Company's products and services can be categorized into three general groupings: (i) Access Systems, (ii) Integrated Wireless Solutions and (iii) Network Components and Services.

ACCESS SYSTEMS

    RELTEC designs, manufactures, markets and supports a suite of local loop access solutions, including traditional NGDLC systems, FTTC systems, xDSL solutions and traditional pairgain products. Since 1988, the Company has shipped over $1.3 billion of Access Systems products. The Company believes RELTEC is well-positioned to compete in the local loop access markets because of its strong brand name, its long-standing relationships with customers, the broad range of its access product offerings and its technologically innovative and flexible products. The Company's flexible solutions platforms enable customers to pursue scaleable rollout strategies for traditional POTS and broadband data and video services, while leveraging their investment in existing infrastructure.

    In 1988, RELTEC was the first company to offer a NGDLC system in the United States and since such time has shipped over five million access lines of capacity. The Company has standardized NGDLC products at many of the largest telecommunications companies in the United States, including BellSouth, GTE, SBC Communications, Sprint and U S WEST. Once a system has been introduced in a telecommunications district, the district will standardize the system to minimize spares and training requirements. The Company believes that standardized incumbent systems represent a longer term commitment between the customer and supplier.

    TRADITIONAL NGDLC SYSTEM

    RELTEC believes that it is one of the top three U.S. suppliers of NGDLC products using the latest transmission technology for copper, fiber and coaxial cable networks. The Company sells its NGDLC systems under the DISCHS brand name. Most of these systems are configured as large traditional NGDLC system to provide POTS services with line size configurations in the range of 384 to 2,000 access lines. The system architecture typically consists of an optical transmitter at the central office terminal (COT) and a host digital remote terminal (HDT) located in the local loop, with a final drop to the customer over traditional twisted pair copper.

    BROADBAND SYSTEMS

    In recent years, RELTEC has broadened its NGDLC offering to include an advanced, broadband ready platform, as well as data and video feature sets that allow service providers to offer high speed Internet access and broadcast and interactive video services over the same system as POTS. The Company offers two broadband ready systems solutions:

        DEEP FIBER SOLUTIONS -- The Company's DEEP FIBER SOLUTIONS system consists of a traditional COT and HDT, but also extends fiber access to within 500 feet of the subscriber. Instead of a copper drop from the HDT to a passive pedestal located near the subscriber's home, fiber is extended from the HDT to an Optical Network Unit (ONU) located within 500 feet of the subscriber. The ONU contains active optical electronics that receive the optical signal from the HDT and convert this signal back to a traditional electrical signal. At the ONU, the electrical signal is transmitted to the subscriber over copper or coaxial cable.

        The Company believes it is the only company that offers an FTTC solution that can be deployed economically within 500 feet of the subscriber. Because the final drop is within 500 feet of the subscriber, the physical characteristics of the drop cable (the "baseband" characteristics) permit signal transmission at rates up to 155 Mbps without requiring the addition of passband modulation electronics such as ISDN or xDSL. In addition, the Company's DEEP FIBER SOLUTIONS system has significantly lower power requirements than competing systems and requires only a single fiber (as opposed to separate upstream and downstream fibers). As a result, the Company believes that its DEEP FIBER SOLUTIONS system, in certain new network buildouts, such as MDUs, can be currently deployed at a cost comparable to the cost of deploying a copper-based system. In addition, the Company believes that the lifetime cost of its DEEP FIBER SOLUTIONS system will be significantly lower than copper-based systems due to the inherently lower maintenance requirements of fiber-based systems. The DEEP FIBER SOLUTIONS system is the result of RELTEC's ability to leverage its competencies across access electronics, electronic packaging, heat management, power and services and its extensive experience within the physical layer of the local loop. To date, the Company has shipped over $120.0 million of DEEP FIBER SOLUTIONS systems with a total capacity of over 500,000 lines.

        RELTEC has developed advanced data and video feature sets for its DEEP FIBER SOLUTIONS system that allow users of its systems to deliver high-speed Internet access and analog and digital broadcast and interactive video services. The FIBERSTHR feature set allows the DISCHS system to deliver high-speed Internet access to the ONU using an Ethernet connection. Individual users connect to the ONU using broadly available traditional LAN connection devices such as an Ethernet network interface card (NIC). Access via FIBERSTHR provides a reliable "always on" connection to the Internet with lower power requirements than other FTTC alternatives. An important feature for service providers is that the FIBERSTHR architecture provides a direct connection to the Internet without passing through the CO switch, which eliminates many of the congestion problems in many metropolitan switching centers. The FIBERCAST feature set allows the DISCHS system to deliver analog and digital broadcast and interactive video services. Both these feature sets can also be readily adapted to address the MSO market for both upgrade and new build applications. For example, a broadcast "cable" signal can be purchased by a service provider from a MSO on a wholesale basis, connected to the HDT and then routed to the appropriate ONU and ultimately the appropriate subscriber.

        ADVANCED COPPER SOLUTIONS -- RELTEC's ADVANCED COPPER SOLUTIONS system is a platform that allows service providers to take advantage of their extensive installed base of copper access lines.

    These solutions require line cards to be inserted in the DISCHS COT and HDT and a terminal at the subscriber's premises. The basic system architecture consists of a traditional COT and HDT along with modulation/demodulation electronics in the CO, the HDT and at the subscriber's premises. The Company believes that individual service providers will decide on "chip level" solutions for providing high speed data transmission over existing copper. RELTEC's ADVANCED COPPER SOLUTIONS system gives its customers the flexibility to make their own "chip level" decisions not dependent on any particular technology or technical standards for xDSL. Once the decision is made, RELTEC has the capability to incorporate multiple xDSL solutions from a range of vendors into its NGDLC system.

    SMALL NGDLC SYSTEM

    The Company has also recently broadened its NGDLC offering to include smaller line size systems. Currently, RELTEC offers a 192 line NGDLC system targeted at smaller line size systems, and expects to offer 24 and 96 line versions by the end of 1998. Since these smaller systems utilize the same line cards as the larger systems, the Company believes that those customers that have large system and small system requirements will prefer using those suppliers who can offer both solutions since it reduces inventory requirements and simplifies supply chain management.

    INTERNATIONAL NGDLC SYSTEM

    To date, all of RELTEC's NGDLC systems have been sold in North America using Bellcore/ANSI standards. Many areas outside of North America use ITU standards which are different from Bellcore/ ANSI standards. In addition, feature requirements are often different, requiring different system designs, particularly in emerging countries. Principally as a result of these two factors and in light of what the Company believes is a large market opportunity, the Company is developing a system solution based on ITU standards under the brand name MATRIXEXPRESS. Initially, MATRIXEXPRESS will have an E-1 interface, and the Company currently expects to upgrade MATRIXEXPRESS to SDH compatible fiber optic capabilities at a later date. The Company is presently involved in litigation that if determined adversely to the Company could affect the development and deployment of MATRIXEXPRESS. See "--Legal Proceedings" and "Risk Factors--Rapid Technological Changes and Importance of New Products."

    TRADITIONAL PAIRGAIN

    The Company also offers a family of single and multi-channel carrier product lines that support from one to eight additional voice circuits per pair of copper. The broad bandwidth of the recently redesigned two channel AML analog carrier allows service providers to economically offer second line services to customers who require support for analog modems used for Internet access.

    SERVICES

    The Company also offers Access Systems design and installation services. RELTEC believes this capability is particularly important to CLEC customers who often do not have the same scope of engineering resources that traditional RBOC customers possess. The Company expanded its capabilities in providing services to CLECs through its purchase of a privately held St. Louis-based services company. The Company expects to continue focusing on providing these services to CLECs, particularly for MDU applications.

INTEGRATED WIRELESS SOLUTIONS

    The Company is one of the leading global independent suppliers of integrated electro-mechanical subsystems used in outdoor wireless base stations. The Company has supplied over 40,000 outdoor integrated base station systems to major OEM telecommunications systems integrators in Europe, North America and around the globe. RELTEC currently provides an electro-mechanical subsystem to wireless radio OEMs and service providers that, in conjunction with radio electronics manufactured by the wireless OEMs, comprises the network element commonly referred to as a base station. The electro-mechanical subsystem consists of an environmentally hardened electronic enclosure, a heat management system, a high speed backplane, cabling, a power conversion and distribution system, RF combiners and filters and monitoring and control systems. The Company currently manufactures most of these components and purchases certain of these components from third parties. By exploiting the Company's competencies in outdoor base stations, RELTEC is offering a similarly integrated base station product for indoor applications and has received initial orders for such products to be delivered in 1998. Increasingly, RELTEC provides integration services to its major OEM customers by designing and manufacturing the complete electro-mechanical subsystem, including those components that are purchased or consigned from third party suppliers. In addition, the Company provides its OEM customers a single point of design control on a global basis in conjunction with the ability to manufacture systems in-region at a number of locations to local specifications and with local materials and labor. RELTEC believes this ability is a competitive advantage and that it will become increasingly important to the global telecommunications OEMs.

    In addition to integrated base stations, RELTEC also designs AC-DC power transfer pedestals, standalone base station enclosures and configured environmentally controlled vaults, power conversion and distribution systems and a number of other products, and sells these products to major wireless service providers and to wireless OEMs. The Company also provides system turn-up services for many of these customers.

NETWORK COMPONENTS AND SERVICES

    Network Components and Services include outside plant products, power systems, network test products, and project management and aftermarket services. RELTEC believes that many of its core competencies within Network Components and Services enhance its ability to design and manufacture more feature rich and cost competitive Access Systems and Integrated Wireless Solutions systems. The Company's experience as an active participant in various portions of the access portion of the PSTN for over 60 years enables it to design and implement highly effective Network Components and Services. As service providers choose to install more sophisticated systems, Network Component sales are expected to increase as the access network is upgraded to meet the requirements of the more sophisticated systems. For example, as more ADVANCED COPPER SOLUTIONS systems are installed, copper infrastructure needs to be upgraded and/or replaced, and as more DEEP FIBER SOLUTIONS systems are deployed, passive pedestals are replaced with ONUs.

    OUTSIDE PLANT

    The Company supplies connection, protection and enclosure products for the outside plant portion of the local loop. The Company believes its design expertise and competencies in heat management, electromagnetic protection and enclosure construction are competitive advantages as networks become more sophisticated with remote intelligence and complex electronics migrating closer to the service subscriber. Products are marketed under the RELIABLE ELECTRIC and RAINFORD brand names. The Company supplies products in the following general categories: distribution pedestals, building entrance terminals, cross connect terminals, cable television enclosure products, fiber optic splice enclosures, large electronic configuration cabinets, central office main distribution frames, heat management systems, power surge protection devices and connection blocks and terminals.

    POWER

    RELTEC believes it is a leading supplier of power equipment to service providers and telecommunications OEMs throughout the world. The communications power business is built on the premise that a telephone network must provide uninterrupted services as a lifeline for its subscriber base.

As a result, there exists a need for a source of energy back-up. RELTEC's power products have been marketed under the LORAIN brand name for over 60 years and have become known for high quality, reliable communications power. RELTEC's power products and systems can be categorized as follows: large power systems for central office applications, smaller cabinet power systems with "plug and play" flexibility, modular power systems, custom power subsystems sold to OEMs, DC distribution and DC-DC conversion systems and traditional ringing and signaling equipment. In addition, the Company manufactures hardware and develops software that allow for remote monitoring and control of power systems.

    RELTEC recently introduced its next generation family of power products under the VORTEX brand name. Based on a single integrated platform for a broad range of wireline and wireless requirements, this comprehensive, microprocessor-based, "plug and play" architecture offers intelligent local and remote power system access that is easily expanded for virtually limitless system configuration and control. VORTEX allows for software-based configuration, management, monitoring and remote access.

    TEST SYSTEMS

    RELTEC's test systems products allow service providers to routinely monitor the performance of copper cable pairs used for transport of their subscriber's telephone service and perform electrical tests on copper lines experiencing customer repair problems. Functioning as part of the service provider's operation support system, RELTEC supplies measurement units for installation in switching offices and remote network elements along with application software which interprets and analyzes data from the measurement units and supplies comprehensive reports from which service providers can manage their workforce and coordinate repair of customer outages. RELTEC's test systems products have been installed in a number of major companies in the United States and have been successfully deployed throughout the world. RELTEC has deployed its test systems in numerous locations throughout China through the Company's joint venture in Guangzhou. RELTEC believes there is a significant opportunity for its test systems products in a number of developing nations as they focus on enhancing their telecommunications infrastructure.

    SERVICES

    RELTEC complements its product offerings with a comprehensive range of network services which leverage its extensive experience in managing communication system deployments. The Company focuses its service offerings on two primary segments: program management and aftermarket services. Program management consists primarily of engineering and installation services and includes the complete coordination of network and system design and materials, equipment and skill-set management. RELTEC also provides a broad range of aftermarket services, including site contract maintenance, breakdown service, spare parts provisioning, equipment depot repair and customer training. The Company's service offerings support both RELTEC products as well as those products manufactured by other suppliers. As service providers refocus their efforts on providing revenue generating services, the Company expects to benefit from a greater level of multiple site program management and outsourcing opportunities.

GLOBALIZATION

    The Company had total non-U.S. sales of approximately $222.2 million, or 25% of net sales, in 1997. For a geographical breakdown of net sales and operating profits for 1997, refer to Note 3 to the Company's Consolidated and Combined Financial Statements. Besides the direct sales of its systems and services around the world, RELTEC supplies a range of products to OEMs such as Lucent Technologies, Motorola, Nokia, Northern Telecom and Siemens which, in turn, export the finished goods outside the countries in which they are manufactured.

    Due to international standards for Access Systems that are different from standards applicable in the United States, the Company's international growth efforts to date have been focused primarily on increasing sales of Integrated Wireless Solutions and Network Components and Services. The Company is currently developing its MATRIXEXPRESS platform that is compliant with international standards in order to compete in this rapidly growing market.

    The Company maintains global manufacturing, service and sales operations. The Company has two wholly-owned entities in China -- a power systems company located in Beijing and an international design center located in Chengdu. The Company also has two joint ventures in China, one dedicated to test systems and another which produces main distribution frames and other outside plant products for the Chinese market. RELTEC's partner in the test systems joint venture is one of the academic research and development affiliates of the Chinese Ministry of Post and Telecommunications that participates in the development of the specifications for a number of products used by the telephone companies in China, including test. The Company's joint venture in Japan produces power protection devices, primarily for international distribution. The Company is currently focused on expanding its worldwide resources and capabilities in Europe, Latin America and Asia/Pacific. It has established sales offices in Brazil, China, Costa Rica, Hong Kong, Japan, Mexico, New Zealand, Singapore, Spain and the United Kingdom. It is the Company's strategy to build integrated businesses within each global region (North America, Europe, Latin America and Asia/Pacific) including manufacturing, product development, marketing, sales and general management.

SALES AND MARKETING

    SALES ORGANIZATION

    The Company's sales organization divides sales responsibilities into four geographic regions -- North America, Europe, Latin America and Asia/Pacific. In addition to the Company's direct sales force, the Company has relationships with sales representative organizations, agents and distributors in order to expand its sales and distribution channels. The Company maintains multifaceted relationships with its customers, involving a broad range of RELTEC employees at all levels who interface with their respective counterparts. The Company's sales effort is directed by regional vice presidents and sales managers who are responsible for relationships with targeted customers. The sales management team for each customer is responsible for maintaining contacts with their customer counterparts who have planning and policy responsibility. At the same time, RELTEC sales engineers with specialized product/service knowledge work with customers to sell their specific offerings at key levels throughout the customer organization.

    MARKETING ORGANIZATION

    Marketing is structured along product and channel lines for the major product areas. For each major product area there is a vice president of marketing who is supported by product directors, managers and specialists. A corporate marketing council and marketing staff coordinates activities among the business units and provides marketing support services including marketing communications, marketing research, trademark administration and other commercial support activities. The Company's marketing organizations develop strategies for product lines and, along with the Company's sales force, develop key account/market strategies and define product/service functions and features. Marketing is responsible for sales support, contract negotiations, in-depth product presentations, interfacing with operations, setting price levels to achieve targeted margins, developing new services/business opportunities and writing proposals in response to customer requests for information or quotations.

CUSTOMERS

    RELTEC sells its telecommunications systems, products and services to a broad range of customers on a global basis, including the RBOCs, CLECs, IXCs, independent telephone companies, wireless service providers, private network operators, OEMs, PTTs, cable systems operators, distributors and other service providers. The Company enjoys strong relationships with these customers and many of its products have become standardized. In addition to other factors, as a result of the high costs associated with replacing standardized products, RELTEC believes it achieves high levels of repeat business from these customers.

    Some of the Company's customers are listed below:

Ameritech                                                                  Motorola
AT&T                                                                          Nokia
Bell Atlantic (including NYNEX)                                    Northern Telecom
Bell Canada                                                   Rogers Communications
BellSouth                                     SBC Communications (including Pacific
Brooks Fiber                                                               Telesis)
Cisco Systems                                                               Siemens
Cox Communications                                                           Sprint
GTE                                                                          Telmex
Lucent Technologies                                   Teleport Communications Group
MCI Communications                                                         U S WEST
                                                                           WorldCom

    In 1997, sales to the Company's top five customers--BellSouth, GTE, Nokia, SBC Communications and Sprint--represented approximately 46% of the Company's total sales. Of these customers only BellSouth (17%) and Sprint (11%) accounted for more than 10% of the Company's total sales during the same period. The loss of a significant customer could have a material adverse effect on the Company's business. See "Risk Factors--Customer Concentration."

RESEARCH AND DEVELOPMENT

    The Company believes that its future success depends on its ability to adapt to the rapidly changing telecommunications environment, to maintain its significant expertise in core technologies and to continue to meet and anticipate its customers' needs. The Company continually reviews and evaluates technological changes affecting the telecommunications market and invests substantially in applications-based research and development. The Company is committed to an ongoing program of new product development that combines internal development efforts with acquisitions, joint ventures and licensing or marketing arrangements relating to new products and technologies from sources outside the Company.

    The Company has focused its recent research and development expenditures on commercializing its broadband access systems including its DEEP FIBER SOLUTIONS and ADVANCED COPPER SOLUTIONS along with Network Components that support these initiatives. The Company believes that its extensive experience in the design and implementation of high quality network components such as outside plant products, heat management and power supplies has enabled it to develop high-value integrated systems solutions. As a result of these development efforts, the Company believes it has created an industry-leading platform for cost-effective broadband delivery.

    A core component of RELTEC's globalization strategy is the establishment of design centers in each of North America, Europe, Latin America and Asia/Pacific. To further this strategy, during 1997, the Company established its Asia/Pacific design center in Chengdu, China. Management believes that local design capability will enable the Company to develop products and feature sets that better match local requirements and development standards and accelerate the development process by optimizing development communication and expediting market feedback.

COMPETITION

    The telecommunications equipment industry is highly competitive, and the Company believes that competition may increase substantially as the introduction of new technologies, deployment of broadband networks and potential regulatory changes create new opportunities for established and new companies in the industry. In addition, a number of the Company's competitors have significantly greater financial and other resources than the Company to meet new competitive opportunities. RELTEC's Access Systems products compete in North America with products offered by DSC Communications, Lucent Technologies, Northern Telecom and Advanced Fibre Communications, among others. In addition, the Company's Access Systems products compete indirectly with companies that produce alternate technologies such as PairGain Technologies, ADTRAN and ADC Telecommunications. RELTEC's Integrated Wireless Solutions products compete primarily on a regional basis with Hoffman Schroff, Rittal and Zero Corporation, as well as with a number of captive or allied manufacturing companies serving telecommunications OEMs. Most of the independent competitors for Integrated Wireless Solutions do not provide the same range of integrated capabilities that the Company offers. RELTEC's Network Components and Services compete by product and region with a variety of manufacturers and service providers, the largest of which include Lucent Technologies, Northern Telecom, Siecor, Raychem and Argus Technologies, as well as several other telecommunications OEMs.

    The rapid technological developments within the telecommunications industry have resulted in frequent changes to the Company's group of competitors. The Company believes its success in competing with other manufacturers of telecommunications products depends primarily on its engineering, manufacturing and marketing skills, the price, quality and reliability of its products and its delivery and service capabilities. The Company may face increasing pricing pressures from current and future competitors in certain or all of the markets for its products and services.

    The Company believes that technological change, the increasing addition of data, video and other services to networks, continuing regulatory change and industry consolidation or new entrants will continue to cause rapid evolution in the competitive environment of the telecommunications equipment market, the full scope and nature of which is difficult to predict. Increased competition could result in price reductions, reduced margins and loss of market share by the Company. The Company believes regulatory change in the industry may create new opportunities for suppliers of telecommunications equipment; however, the Company expects that such opportunities may attract increased competition from others as well. The Company also believes that the rapid technological changes which characterize the telecommunications industry will continue to make the markets in which the Company competes attractive to new entrants. There can be no assurance that the Company will be able to compete successfully with its existing or new competitors or that competitive pressures faced by the Company will not materially and adversely affect its business, operating results and financial condition.

MANUFACTURING AND FACILITIES

    The Company seeks to deliver its products on time and defect-free, utilizing processes that are designed with employee involvement and are based on just-in-time delivery and focused work cells principles. All major operations meet ISO-9001 international manufacturing standards. The Company is committed to providing high-quality products that are cost effective to its customers.

    As of December 31, 1997, the Company operated 31 facilities worldwide comprising its world headquarters and 20 principal manufacturing and service locations. Some of the Company's manufacturing locations contain more than one facility.

    The following table sets forth a summary of these facilities by region:

                                                        OWNED FACILITIES              LEASED FACILITIES
                                                  -----------------------------  ---------------------------
                                                                     APPROX.                      APPROX.
                                                     NUMBER OF      AREA (SQ.                    AREA (SQ.
GEOGRAPHIC LOCATION                                 FACILITIES         FT.)         NUMBER          FT.)
------------------------------------------------  ---------------  ------------  -------------  ------------
North America...................................            10         840,724             8        507,945
Europe..........................................             1          70,000             4        298,147
Latin America...................................        --              --                 4        120,965
Asia/Pacific....................................        --              --                 4        118,901
                                                            --                            --
                                                                   ------------                 ------------

  Total.........................................            11         910,724            20      1,045,958
                                                            --                            --
                                                            --                            --
                                                                   ------------                 ------------
                                                                   ------------                 ------------

    The Company has a 74% interest in a CO mainframe and protection joint venture in Shanghai, China, manufactures power protection devices through a joint venture relationship in Japan and has a 60% interest in a joint venture to establish its test systems business in Guangzhou, China. The Company also has a 50% interest in a joint venture in the United States (Dantherm Inc.) that provides thermal management systems for electronic cabinetry.

    The Company believes it has sufficient production capacity to meet current demand for its product offerings. The Company anticipates expanding capacity as required by leasing, acquiring or building new production facilities. Certain components used in the Company's products, including certain specific integrated circuits, are only available from a single source or limited number of suppliers. Some of the Company's sole-source suppliers are companies which from time to time allocate parts to telephone equipment manufacturers due to market demand for telecommunications equipment. Many of the Company's competitors are much larger and may be able to obtain priority allocations from these shared suppliers, thereby limiting or making unreliable the sources of supply for these components. The Company has no supply commitments from its vendors and generally purchases components on a purchase order basis as opposed to entering into long term procurement agreements with vendors. To date, the Company has generally been able to obtain adequate supplies in a timely matter from vendors or, when necessary, to meet production needs from alternative vendors. The Company believes that, in most cases, alternate vendors can be identified if current vendors are unable to fulfill needs. If the Company is unable to obtain sufficient quantities of these or any other components or if there is a significant increase in the price of key components, delays or reductions in manufacturing or product shipments could occur which would have a material adverse effect on the Company's business, financial condition and results of operations.

INTELLECTUAL PROPERTY

    The Company relies on a combination of patents, trade secrets, trademarks, copyrights and other intellectual property law, nondisclosure agreements and other protective measures to protect its proprietary rights. The Company also utilizes unpatented proprietary know-how and trade secrets and employs various methods to protect its trade secrets and know-how. Although the Company employs a variety of intellectual property in the development and manufacturing of its products, it believes that none of such intellectual property is individually critical to its current operations. Taken as a whole, the Company believes its intellectual property rights are significant and that the loss of all or a substantial portion of such rights could have a material adverse effect on its results of operations. There can be no assurance that the Company's intellectual property protection measures will be sufficient to prevent misappropriation of the Company's technology. In addition, the laws of many foreign countries do not protect the Company's intellectual properties to the same extent as the laws of the United States. From time to time, the Company may desire or be required to renew or to obtain licenses from others in order to further develop and market commercially viable products effectively. There can be no assurance that any necessary licenses will be available on reasonable terms.

EMPLOYEES

    As of December 31, 1997, RELTEC had 5,273 employees worldwide, including 4,151 employees in operations and engineering, 356 employees in sales and marketing and 766 employees in corporate and administration. As of December 31, 1997, approximately 65 of the Company's U.S. employees were subject to a collective bargaining agreement. In addition, certain of its employees in the United Kingdom, Canada and Mexico are represented by unions. The Company believes its relationship with its employees is good.

ENVIRONMENTAL MATTERS

    The Company is subject to comprehensive and changing foreign, federal, state and local environmental requirements, including those governing discharges to the air and water, the handling and disposal of solid and hazardous wastes and the remediation of contamination associated with releases of hazardous substances. The Company believes that it is in compliance with current environmental requirements. Nevertheless, the Company uses solvents and other hazardous substances, and as is the case with manufacturers in general, if a release of hazardous substances occurs on or from the Company's properties the Company may be held liable and may be required to pay the cost of remedying the condition. The amount of any such liability could be material.

    The Company has made, and will continue to make, expenditures to comply with current and future environmental requirements with respect to its facilities. In each of the last three years, the Company's capital expenditures for environmental compliance have been less than $1.0 million. The Company anticipates that it may incur additional capital expenditures and will incur operating costs in the future to comply with existing laws and regulations and new requirements arising from new or amended statutes. In addition, because the applicable regulatory agencies have not yet promulgated final standards for some existing environmental programs, the Company cannot, at this time, reasonably estimate the cost for compliance with these additional requirements. The amount of any such compliance cost could be material.

    In connection with the RELTEC Acquisition, Rockwell agreed to indemnify the Company for certain environmental matters. Rockwell is obligated to provide 100% indemnification for environmental matters relating to the St. Stephen, South Carolina facility, which was transferred to Rockwell in February 1995. In addition, Rockwell agreed to indemnify the Company for 75% of clean-up costs and third-party liabilities exceeding $3.0 million resulting from contaminants released at the Company's facilities prior to the RELTEC Acquisition provided that the clean-up costs and third-party liabilities are incurred pursuant to a governmental order or decree, or at the express direction of a governmental entity. The above-described indemnification obligations expire fifteen years from the closing of the RELTEC Acquisition.

LEGAL PROCEEDINGS

    In October 1995, Vicor Corporation and its licensing affiliate VLT Corporation (collectively, "VLT") filed suit against the Company alleging underpayment of royalties and other defaults under an agreement pursuant to which VLT licensed to the Company the right to use certain technology related to power conversion. The case is currently pending in the United States District Court in Boston, Massachusetts. In June 1997, the Company notified VLT that it was exercising its right to terminate the agreement because the Company was not using the VLT technology in any products with material sales. The Company believes that it has meritorious defenses to VLT's claims and intends to defend vigorously this suit.

    In November 1997, Advanced Fibre Communications, Inc. ("AFC") filed suit against the Company in a California state court alleging trade secret misappropriation and other wrongful acts related to the Company's engagement of Vidar Sun Moon Star ("VSMS") to provide certain engineering services. VSMS is a licensee of certain AFC technology and AFC alleges that the Company wrongfully obtained AFC's proprietary information from VSMS related to the Company's MATRIXEXPRESS product. AFC is seeking injunctive relief as well as monetary damages. The Company believes that AFC's claims are without merit and intends to defend vigorously this suit. If the Company is unsuccessful, the Company may be unable to continue the development, marketing or sale of its MATRIXEXPRESS product or may be required to modify the current design, which would delay the deployment of MATRIXEXPRESS. See "Business--Products and Services--Access Systems--International NGDLC System" and "Risk Factors--Rapid Technological Changes and Importance of New Products."

    On March 11, 1998, the Company received a notice from the United States Environmental Protection Agency that its Lorain Products division may be a potentially responsible party in connection with a superfund site in Kansas City, Kansas and Kansas City, Missouri. The notice stated that over 1,500 parties sent materials to the site. Although the Company is not able at this time to estimate the cost to it of its responsibility for this site, the Company's preliminary review of its records and publicly available information leads it to believe that the Company's allocable share, if any, of the clean-up costs of this site would not be material.

                                   MANAGEMENT

DIRECTORS AND OFFICERS

    The Bylaws of the Company provide that the directors will be elected annually. All directors of the Company hold office until the election and qualification of their successors. Executive officers of the Company are chosen by the Board of Directors of the Company and serve at its discretion. The following sets forth certain information regarding the corporate officers, directors and operating officers of the Company and its operating subsidiaries:

                        NAME                               AGE                            POSITION
-----------------------------------------------------      ---      -----------------------------------------------------
CORPORATE OFFICERS
Dudley P. Sheffler...................................          53   President, CEO and Director
W. Michael Corkran...................................          44   President, North America and Asia/Pacific
Patrick L. Welker....................................          51   President, Europe and Latin America
Scott A. Fine........................................          38   Vice President, Finance
Valerie Gentile Sachs................................          42   Vice President, General Counsel and Secretary
David G. Phelps......................................          47   Vice President, Human Resources
John L. Wilson.......................................          48   Vice President, Controller
Ronald W. Baker......................................          42   Treasurer

DIRECTORS
James H. Greene, Jr..................................          47   Director
Henry R. Kravis......................................          54   Director
Alexander Navab, Jr..................................          32   Director
George R. Roberts....................................          54   Director

OPERATING OFFICERS
Nicholas A. Camino...................................          57   Vice President/General Manager, Services
Lisa A. Coffman......................................          37   Vice President, North American Operations
Armando E. Cuesta....................................          56   Vice President/General Manager, Latin America
Alan W. Ferguson.....................................          50   Managing Director, Europe Wireless
Pantelis P. Paradissis...............................          60   Vice President, Chief Technology Officer
Michael K. Pratt.....................................          43   Vice President/General Manager, Access Systems
Richard L. Schwob....................................          51   Vice President/General Manager, Network Components
Philip Y. Shih.......................................          40   Vice President/General Manager, Asia/Pacific

CORPORATE OFFICERS

    DUDLEY P. SHEFFLER has been President and CEO of the Company and a director of the Company since August 1995. He has served as President of the Company and its predecessor since 1981. Mr. Sheffler was a director of Reliance Electric Company from 1993 to 1995 and held a number of management positions in finance, operations and engineering at Reliance since 1970. Mr. Sheffler is a director of the Telecommunication Industry Association.

    W. MICHAEL CORKRAN has been President, North America and Asia/Pacific and has had responsibility for the worldwide coordination of wireline activities since July 1997. Prior to that, he was Vice President/ General Manager, Reliable Electric Division of the Company (outside plant) and its predecessor since 1993. From 1990 to 1993, Mr. Corkran served as Director of Marketing for the Reliable Electric Division and, prior thereto, held various management positions at Reliance Electric Corporation since 1976.

    PATRICK L. WELKER has been President, Europe and Latin America and has had responsibility for worldwide coordination of wireless activities since July 1997. Prior to that, Mr. Welker was Vice President/ General Manager, Access Systems of the Company and its predecessor since 1993. From 1991 to 1993, Mr. Welker was the Vice President and General Manager of the Engineered Systems Division of Reliance Comm/Tec Corporation and from 1990 to 1991, he served as General Manager of Reliance Comm/Tec Canada.

    SCOTT A. FINE has been Vice President, Finance since December 1997. Mr. Fine joined the Company in 1996 as Vice President, Strategic Planning & Business Development after having been in the Investment Banking Division at Goldman, Sachs & Co. for the previous eleven years. Prior thereto, Mr. Fine was associated with McKinsey & Company, Inc., a worldwide strategic consulting firm.

    VALERIE GENTILE SACHS has been Vice President, General Counsel and Secretary since December 1997. Prior to that, Mrs. Sachs worked for M.A. Hanna Company for over nine years, where her last position was Senior Associate Counsel.

    DAVID G. PHELPS has been Vice President, Human Resources for the Company and its predecessor since 1986. Prior to assuming his current position, Mr. Phelps was Director, Human Resources for Transmission Products at Reliance Comm/Tec.

    JOHN L. WILSON has been Vice President and Controller of the Company since August 1995. From 1993 to August 1995, Mr. Wilson was the Controller of the Company and its predecessor and prior thereto, from 1989 to 1993, he served as Controller of the Lorain Products Division of Reliance Comm/Tec. Mr. Wilson held management positions in audit with Exxon Corporation for ten years before joining Reliance Electric Company.

    RONALD W. BAKER has been the Treasurer of the Company since August 1995. Prior thereto and since 1978, he held various positions in accounting and treasury with the Company, its predecessor and Reliance Electric Company.

DIRECTORS

    JAMES H. GREENE, JR. has been a director of the Company since June 1995 and is a member of the limited liability company which serves as the general partner of KKR and a general partner of KKR Associates. He is also a director of Accuride Corporation, Bruno's, Inc., Owens-Illinois, Inc., Owens-Illinois Group, Inc., Randall's Food Markets, Inc., Safeway Inc. and Union Texas Petroleum Holdings, Inc.

    HENRY R. KRAVIS has been a director of the Company since August 1995. He is a managing member of the limited liability company which serves as the general partner of KKR and a general partner of KKR Associates. He is also a director of Accuride Corporation, Amphenol Corporation, Borden, Inc., Bruno's, Inc., Evenflo & Spalding Holdings Corporation, The Gillette Company, IDEX Corporation, KinderCare Learning Centers, Inc., KSL Recreation Group, Inc., Merit Behavioral Care Corporation, Newsquest Capital plc, Owens-Illinois, Inc., Owens-Illinois Group, Inc., PRIMEDIA, Inc., Randall's Food Markets, Inc., Safeway Inc., Sotheby's Holdings, Inc., Union Texas Petroleum Holdings, Inc. and World Color Press, Inc.

    ALEXANDER NAVAB, JR. has been a director of the Company since June 1995. He has been an executive of KKR and a limited partner of KKR Associates since 1993. From 1991 to 1993, Mr. Navab was an associate at James D. Wolfensohn, Inc. He is also a director of Borden, Inc., KSL Recreation Group, Inc., Newsquest Capital plc and World Color Press, Inc.

    GEORGE R. ROBERTS has been a director of the Company since August 1995. He is a managing member of the limited liability company which serves as the general partner of KKR and a general partner of KKR Associates. He is also a director of Accuride Corporation, Amphenol Corporation, Borden, Inc., Bruno's,

Inc., Evenflo & Spalding Holdings Corporation, IDEX Corporation, KinderCare Learning Centers, Inc., KSL Recreation Group, Inc., Merit Behavioral Care Corporation, Owens-Illinois, Inc., Owens-Illinois Group, Inc., PRIMEDIA, Inc., Randall's Food Markets, Inc., Safeway Inc., Union Texas Petroleum Holdings, Inc. and World Color Press, Inc.

    Messrs. Kravis and Roberts are first cousins.

    The Board of Directors intends to appoint two additional directors who are not affiliated with the Company or KKR promptly following the sale of shares pursuant to the Offering. The additional directors have not yet been identified.

OPERATING OFFICERS

    NICHOLAS A. CAMINO has been Vice President/General Manager, Network Services since 1989. Prior thereto he held various positions in project management, applications engineering and systems marketing at Reliance Electric Company and Reliance Comm/Tec.

    LISA A. COFFMAN was appointed Vice President, North American Operations in August 1997. Prior to that, Ms. Coffman worked for Motorola, Inc. for 15 years in various manufacturing positions. Most recently, Ms. Coffman had responsibility for Manufacturing Operations for Motorola's Boynton Beach Paging Facility, which services the North America and Latin America markets.

    ARMANDO E. CUESTA has been Vice President and General Manager, Latin America since November 1997. Prior to that he was President of ECI Telecom Americas, a wholly owned subsidiary of ECI Telecom LTD, since July 1996. From 1992 to July 1996, Mr. Cuesta was Senior Vice President--Americas Operations for Telematics International Inc., a wholly owned subsidiary of ECI Telecom LTD.

    ALAN W. FERGUSON has been Managing Director, Europe Wireless since July 1997. Prior to that, he was Group Managing Director of Rainford since October 1994. Prior to that, he held a number of senior managerial positions with GEC-Plessey Telecommunications. Mr. Ferguson joined RELTEC with the acquisition of Rainford in 1996.

    PANTELIS P. PARADISSIS has been Vice President and Chief Technology Officer of the Company since January 1997. Prior to that, he was Vice President/General Manager, Lorain Products Division of Reliance Comm/Tec since 1989. Mr. Paradissis joined Lorain Products in 1961 and has held a variety of engineering and marketing positions since then with Reliance Comm/Tec and its predecessor.

    MICHAEL K. PRATT has been Vice President/General Manager Access Systems since July 1997. Prior to that Mr. Pratt was Vice President, Access Products unit since July 1996. Prior to joining the Company in July 1996, Mr. Pratt held various positions with DSC Communications Corporation.

    RICHARD L. SCHWOB has been Vice President/General Manager Network Components since January 1997. Prior to that he was Vice President, Sales for the Company and its predecessor since 1988. From 1987 to 1988, Mr. Schwob served as the Director of Marketing of Reliance Comm/Tec and from 1969 to 1984, he held various positions at Reliance Comm/Tec and its predecessor in sales and marketing.

    PHILIP Y. SHIH has been Vice President/General Manager, Asia/Pacific for the Company since January 1997 after joining the Company in August, 1996 as Vice President/General Manager-China. Prior to that he worked for AT&T Bell Laboratories for ten years and Chief Representative, AT&T West China Region with his most recent position being General Manager, AT&T Chengdu Telecommunications Company.

COMMITTEES OF THE BOARD OF DIRECTORS

    Following the Offering, the Board of Directors will have three standing committees: an Audit Committee, a Compensation Committee and an Executive Committee. Messrs. Sheffler, Greene and

Navab comprise the Executive Committee of the Board of Directors. Currently, the Audit Committee consists of Messrs. Greene and Navab. The Company intends to appoint to the Audit Committee only persons who qualify as an "independent" director for purposes of the rules and regulations of the NYSE. The Audit Committee will select and engage, on behalf of the Company, the independent public accountants to audit the Company's annual financial statements, and will review and approve the planned scope of the annual audit. The Compensation Committee will establish remuneration levels for certain officers of the Company and will perform such functions as provided under the Company's employee benefit programs and executive compensation programs. Currently, Messrs. Greene and Navab serve as members of the Compensation Committee.

COMPENSATION OF DIRECTORS

    Directors who are also employees of the Company receive no remuneration for serving as directors. Each director who is not an employee of the Company receives an annual retainer of $25,000 and a grant of non-qualified stock options to purchase 10,000 shares of the Company's Common Stock under the Company's Equity Plan. In addition, the Equity Plan provides for a grant of stock options to purchase 10,000 shares of the Company's Common Stock in the event that such non-employee Director purchases 5,000 shares of the Company's Common Stock. The Company maintains a deferred compensation plan, effective January 1, 1996, for non-employee directors of the Company (the "Directors' Deferred Compensation Plan"). Such directors may defer all or a portion of their compensation to a deferred compensation account under the Directors' Deferred Compensation Plan. Deferred compensation accounts are credited with interest at the prime rate, and amounts in deferred compensation accounts become distributable on the date that the director ceases to be a director or such earlier time approved by the Board of Directors. All directors will be reimbursed for reasonable expenses incurred to attend director and committee meetings.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION MATTERS

    The Company's Certificate of Incorporation provides that to the fullest extent permitted by the Delaware General Corporation Law (the "DGCL"), a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Under the DGCL, liability of a director may not be limited (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases and (iv) for any transaction from which the director derives an improper personal benefit. The effect of the provisions of the Company's Certificate of Incorporation is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior), except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek nonmonetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, the Company's Bylaws provide that the Company shall indemnify its directors, officers, employees and agents against losses incurred by any such person by reason of the fact that such person was acting in such capacity.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE COMPENSATION

    SUMMARY COMPENSATION TABLE

    The following table provides certain summary information concerning compensation paid or accrued by the Company to or on behalf of the Company's Chief Executive Officer and each of the four other most highly compensated executive officers of the Company (the "Named Executive Officers") during the year ended December 31, 1997:

                           SUMMARY COMPENSATION TABLE

                                                    ANNUAL COMPENSATION             LONG-TERM
                                           -------------------------------------  COMPENSATION
                                                                   OTHER ANNUAL   -------------     ALL OTHER
NAME AND PRINCIPAL POSITION                  SALARY      BONUS     COMPENSATION   LTIP PAYOUTS   COMPENSATION(1)
-----------------------------------------  ----------  ----------  -------------  -------------  ----------------
Dudley P. Sheffler.......................  $  400,000  $  370,080   $   --         $   --           $   13,226
  President and Chief
  Executive Officer
W. Michael Corkran.......................     200,000     133,640       --             --               --
  President, North America
  and Asia/Pacific
Patrick L. Welker........................     200,000     133,640       --             --                2,574
  President, Europe and Latin
  America
Alan W. Ferguson(2)......................     189,750      97,531       --             --               18,975
  Managing Director,
  Europe
Richard L. Schwob........................     179,000      92,006       --             --                2,496
  Vice President and
  General Manager

------------------------

(1) Includes (a) payments equal to lost Company savings plan matching contributions resulting from Code limitations (to Mr. Sheffler, Mr. Welker, and Mr. Schwob) and (b) a contribution to Mr. Ferguson's Personal Pension Plan in the United Kingdom.

(2) Mr. Ferguson joined RELTEC with the acquisition of Rainford by RELTEC effective September 1, 1996. In 1997, Mr. Ferguson's annual salary was L115,000, his Bonus was L57,500 and the contribution to his Personal Pension Plan was 10% of his annual salary, or L11,500, all of which were converted to U.S. dollars at a conversion rate of $1.65 per L1.00.

    STOCK OPTIONS GRANTED IN 1997

    The following table sets forth information concerning individual grants of stock options made by the Company during the year ended December 31, 1997 to each of the Named Executive Officers.

                                 OPTION GRANTS

                                                                                            POTENTIAL REALIZABLE
                                                    INDIVIDUAL GRANTS                              VALUE
                                  ------------------------------------------------------  AT ASSUMED ANNUAL RATES
                                   NUMBER OF     PERCENT OF                                    OF STOCK PRICE
                                  SECURITIES    TOTAL OPTIONS                                 APPRECIATION FOR
                                  UNDERLYING     GRANTED TO     EXERCISE OR                     OPTION TERM
                                    OPTIONS     EMPLOYEES IN    BASE PRICE   EXPIRATION   ------------------------
NAME                                GRANTED      FISCAL YEAR     PER SHARE      DATE          5%          10%
--------------------------------  -----------  ---------------  -----------  -----------  ----------  ------------
Dudley P. Sheffler..............      60,000            6.7%     $   12.50      4/15/07   $  471,671  $  1,195,307
  President and Chief
  Executive Officer
W. Michael Corkran..............      55,000            6.1          12.50      4/15/07      432,365     1,095,698
  President, North America
  and Asia/Pacific
Patrick L. Welker...............      21,200            2.4          12.50      4/15/07      166,657       422,342
  President, Europe and               20,000            2.2          12.50      7/31/07      157,224       398,436
  Latin America
Alan W. Ferguson................      20,000            2.2          12.50      4/15/04      101,775       237,179
  Managing Director,
  Europe
Richard L. Schwob...............      21,200            2.4          12.50      4/15/07      166,657       422,342
  Vice President and
  General Manager

    AGGREGATED OPTION EXERCISES

    None of the Named Executive Officers exercised options in 1997. The following table sets forth information concerning stock options held by each of the Named Executive Officers at December 31, 1997:

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION
                                     VALUES

                                                                      NUMBER OF SECURITIES
                                                                     UNDERLYING UNEXERCISED       VALUE OF UNEXERCISED
                                                                    OPTIONS AT DECEMBER 31,       IN-THE-MONEY OPTIONS
                                                                              1997               AT DECEMBER 31, 1997(1)
                                    SHARES ACQUIRED      VALUE     --------------------------  ---------------------------
              NAME                  ON EXERCISE (#)    REALIZED    EXERCISEABLE UNEXERCISEABLE EXERCISEABLE  UNEXERCISEABLE
---------------------------------  -----------------  -----------  -----------  -------------  ------------  -------------
Dudley P. Sheffler ..............           None             N/A      132,000       228,000    $  3,078,000   $ 5,112,000
  President and Chief Executive
  Officer
W. Michael Corkran ..............           None             N/A       43,000        92,000         949,500     1,878,000
  President, North America and
  Asia/Pacific
Patrick L. Welker ...............           None             N/A       50,640        96,560       1,153,560     2,070,240
  President, Europe and Latin
  America
Alan W. Ferguson ................           None             N/A      165,378       187,200       4,039,584     3,260,000
  Managing Director, Europe
Richard L. Schwob ...............           None             N/A       46,640        80,560       1,087,560     1,806,240
  Vice President and General
  Manager

------------------------
(1) Calculated by subtracting the option price from the initial public offering price of $29.00 per share.

BENEFIT PLANS

RETIREMENT PLANS

    GENERAL

    The Company maintains a number of "tax qualified" retirement plans, including a 401(k) savings plan, that are each generally available to a broad classification of its employees. In addition, the Company also maintains frozen defined benefit pension plans (the "Pension Plans") for certain eligible salaried and hourly employees (including the Named Executive Officers). Benefits under the Pension Plans are generally determined on the basis of average compensation and/or years of service. Effective December 31, 1997, benefit accruals under the Pension Plans were frozen. Compensation taken into account under the Pension Plans generally includes salary and bonus and other compensation disclosed in the Summary Compensation Table. The normal retirement age under the Pension Plans is 65; however, retirement before age 65 can be elected under certain conditions. Pension amounts will be reduced to reflect retirement prior to age 65.

    SUPPLEMENTAL RETIREMENT PLAN FOR KEY EMPLOYEES

    The Company maintains a Supplemental Retirement Plan for Key Employees (the "Supplemental Plan"), an unfunded "non-qualified" plan that covers certain employees designated by the Board (including the Named Executive Officers) who participate in the Pension Plans and the Deferred Compensation Plan described below or whose benefits under the Pension Plans are limited due to restrictions imposed by federal tax laws. Effective December 31, 1997, benefit accruals under the Supplemental Plan were frozen. Benefits under the Supplemental Plan are based on years of service (including years of service not taken into account under the Pension Plan) and total annual compensation as reported in the Summary Compensation Table and, for participants in the Deferred Compensation Plan, a specified percentage of average awards under such plan multiplied by years of service.

    SPECIAL RETIREMENT PROGRAM FOR ELECTED OFFICERS

    The Company also maintains a deferred compensation plan (the "Special Retirement Program") for principal officers of the Company who participated in a similar predecessor plan of Reliance Electric Company. A principal officer must have served as such for at least two years and, upon retirement, must have at least ten years of service with the Company to be eligible to participate in the Special Retirement Program. Eligibility to participate in the Special Retirement Program is subject to the approval of the Board of Directors of the Company in the event of retirement prior to the normal retirement date. An individual will not be eligible to participate in the Special Retirement Program in the event of retirement prior to reaching age 55.

    The maximum retirement allowance provided under the Special Retirement Program upon a participant's retirement (or at age 60, if retirement commences before age 60), will be 50% of the average of the three best years of total "compensation" (salary plus annual bonus), less pension attributable to the Company contributions under the Company Pension Plan, the Supplemental Retirement Plan and any retirement plan of a prior employer following retirement from the Company, and less 50% of primary Social Security benefit. The maximum retirement allowance of 50% will be payable to the person holding, on retirement, the office of Chief Executive Officer of the Company, and to any other participant with 15 years of service with the Company upon retirement. If a participant, other than the Chief Executive Officer of the Company, has less than 15 years of service upon retirement, the retirement allowance will be reduced by .2777% for each month of service less than 180 months. Under the Special Retirement Program, the group life and medical insurance coverage (other than salary continuation) in effect for a participant at the time of early retirement will be continued until normal retirement.

    DEFERRED COMPENSATION PLAN

    The Company also maintains an unfunded "non-qualified" deferred compensation plan (the "Deferred Compensation Plan") for elected officers, non-employee directors and other key employees of the Company and its subsidiaries and affiliates, pursuant to which the Company may elect to award deferred compensation to any of such officers and employees each calendar year. In addition, because federal law places limitations on contributions to the Company's 401(k) retirement savings plan and the defined contribution retirement plan, the Company contributes to the Deferred Compensation Plan for each participant the amount of matching employer contributions to which the participant would be entitled under the 401(k) savings plan and/or the defined contribution retirement plan but for such limitations. Book entry accounts maintained for each employee under the Deferred Compensation Plan are credited quarterly with interest at the rate specified by the Board from time to time (currently at the prime rate). The amounts credited to such accounts will become distributable at age 65 or earlier with the approval of the Board of Directors of the Company. In addition, in the event of a "change of control" (as defined under the Deferred Compensation Plan), payment of all accounts shall be accelerated and payable in a lump sum within 30 days after such event.

1995 EQUITY PLAN

    The Company has adopted a Stock Purchase and Option Plan for its employees effective as of August 1, 1995, as amended and restated effective as of July 18, 1996 (the "1995 Equity Plan"). The principal purposes of the 1995 Equity Plan are to provide incentives for officers and employees of the Company through grants of non-qualified stock options ("NQSOs") and restricted stock (collectively, "Grants") to motivate their personal and active interest in the Company's development and financial success, and to induce them to remain in the Company's employment.

    Under the 1995 Equity Plan, not more than 5,725,000 shares of Common Stock are authorized for issuance upon exercise of NQSOs or upon vesting of restricted stock awards. NQSOs are options to purchase shares of Common Stock that are not "incentive stock options" within the meaning of Section 422 of the Code. Restricted stock is Common Stock that is subject to restrictions or conditions on the participant's right to transfer or sell such stock. Furthermore, the maximum number of shares that may be subject to Grants under the 1995 Equity Plan to any individual cannot exceed 1,000,000.

    ADMINISTRATION

    The Compensation Committee of the Company's Board of Directors administers the 1995 Equity Plan. It is the current intent of the Compensation Committee not to make any Grants under the 1995 Equity Plan following the Offering.

    Subject to the terms and conditions of the 1995 Equity Plan, the Compensation Committee has the authority to select the individuals, if any, to whom Grants are to be made, to determine the number of shares to be subject thereto and the terms and conditions thereof, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 1995 Equity Plan. The Compensation Committee is also authorized to adopt, amend and rescind rules relating to the administration of the 1995 Equity Plan.

    ELIGIBILITY

    Restricted stock and NQSOs under the 1995 Equity Plan may be granted to individuals who are employees of the Company (or any current or future subsidiaries of the Company) and certain other individuals selected by the Compensation Committee for participation in the 1995 Equity Plan. No Grants may be made under the 1995 Equity Plan to non-employee directors of the Company or its subsidiaries, except that, in connection with the Rainford Acquisition, the Compensation Committee was authorized to make Grants of NQSOs to non-employee directors as rollover options in return for cancellation of certain options issued by Rainford ("Rollover Options").

    GRANTS UNDER THE 1995 EQUITY PLAN

    The 1995 Equity Plan provides that the Compensation Committee may grant or issue restricted stock or NQSOs, or any combination thereof, to any eligible individual. Each such Grant will be set forth in a separate agreement with the person receiving the Grant and will indicate the type, terms and conditions of the Grant.

    NON-QUALIFIED STOCK OPTIONS ("NQSOS") will provide for the right to purchase Common Stock at a specified price per share that may be less than (but except for Rollover Options not below 50%) the fair market value of a share of Common Stock on the date of grant, and usually will become exercisable (at the discretion of the Compensation Committee) in one or more installments after the grant date, subject to the participant's continued employment with the Company and/or subject to the satisfaction of individual or Company performance targets or other conditions established by the Compensation Committee. Exercise of NQSOs also may be predicated on the purchase of restricted stock by the participant pursuant to a Grant. NQSOs issued under the 1995 Equity Plan have a maximum exercise period of ten years from the date of grant.

    RESTRICTED STOCK may be sold to participants at various prices per share (but not less than 50% of the fair market value of a share of Common Stock on the date such shares are offered) and made subject to such restrictions as may be determined by the Compensation Committee. Restricted stock typically may be repurchased by the Company at the original purchase price in the event of termination of the participant's employment with the Company other than by reason of death, disability or retirement at age 65 or in the event of certain impermissible transfers of Common Stock. In general, restricted stock may not be sold, or otherwise transferred or hypothecated, until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will receive dividends prior to the time when the restrictions lapse.

1998 EQUITY PLAN

    Prior to the Offering, the 1998 Equity Participation Plan of RELTEC Corporation (the "Equity Plan") was approved by the Board of Directors and the stockholders of the Company. The principal purpose of the Equity Plan is to provide incentives for officers, employees and consultants of the Company through granting of options, restricted stock and other awards (collectively, "Awards"), thereby stimulating their personal and active interest in the Company's development and financial success, and inducing them to remain in the Company's employment. The Equity Plan is also intended to assist the Company in attracting and retaining qualified non-employee directors ("Non-Employee Directors") by providing for the automatic grant of options to Non-Employee Directors.

    The Company has announced that under the Equity Plan it will grant to all employees that are not current investors in the Company an option to purchase RELTEC Common Stock at the initial offering price. This program was approved by the Company's Board of Directors to recognize the efforts of all RELTEC employees who have contributed to the Company's success, to encourage broad based employee ownership and to more closely align employees financially with the Company's shareholders. Option grants will range from 50 shares to 200 shares depending on the seniority and the full or part time status of the employee. Option grants will only be made in jurisdictions where such grants and stock holding are legally permitted.

    Under the Equity Plan, not more than 5,076,211 shares of Common Stock (or the equivalent in other equity securities) are authorized for issuance upon exercise of options, stock appreciation rights ("SARs"), and other Awards, or upon vesting of restricted or deferred stock awards. Furthermore, the maximum number of shares which may be subject to options, SARs, restricted stock or other Awards granted under the Equity Plan to any individual in any calendar year cannot exceed a certain maximum amount.

    The principal features of the Equity Plan are summarized below, but the summary is qualified in its entirety by reference to the Equity Plan, which is filed as an exhibit to the registration statement of which this Prospectus is a part.

    ADMINISTRATION

    Prior to the Company's initial registration of Common Stock under Section 12 of the Exchange Act, the Compensation Committee of the Board will administer the Equity Plan. Following such registration, the entire Board or a committee thereof that consists solely of two or more members of the Board, each of whom is both a "non-employee director" for purposes of Rule 16b-3 under the Exchange Act ("Rule 16b-3") and an "outside director" for the purposes of Section 162(m) of the Code, will administer the Equity Plan with respect to grants to employees or consultants of the Company and the full Board will administer the Equity Plan with respect to options granted to Non-Employee Directors.

    Subject to the terms and conditions of the Equity Plan, the Committee has the authority to select the employees and consultants, if any, to whom Awards are to be made, to determine the number of shares to be subject thereto and the terms and conditions thereof, and to make all other determinations and to take all other actions necessary or advisable for the administration of the Equity Plan with respect to grants or awards made to employees or consultants. The Committee (and the Board of Directors) is also authorized to adopt, amend and rescind rules relating to the administration of the Equity Plan. Notwithstanding the foregoing, the Board of Directors shall conduct the general administration of the Equity Plan with respect to Options granted to Non-Employee Directors.

    ELIGIBILITY

    Options, SARs, restricted stock and other Awards under the Equity Plan may be granted to individuals who are employees or consultants of the Company (or any current or future subsidiaries) selected by the Committee for participation in the Equity Plan. In addition, the Equity Plan provides for automatic grants of non-qualified stock options to Non-Employee Directors.

    NON-EMPLOYEE DIRECTORS

    The Equity Plan provides for (i) automatic grants of non-qualified stock options to purchase a set number of shares of Common Stock to each Non-Employee Director at the time of election to the Board of Directors (or for each Non-Employee Director who was a Non-Employee at the time of the initial public offering of the Company's Common Stock (the "IPO") at the time of the IPO), and
(ii) automatic grants of non-qualified stock options to purchase a set number of shares of Common Stock to each Non-Employee Director upon each successive anniversary of such grant date upon which the Non-Employee Director remains a member of the Board. In addition, the Equity Plan provides that each Non-Employee Director who purchases 5,000 shares of the Company's Common Stock during the 90-day period from and including the first date that such Non-Employee Director is elected to the Board of Directors will be granted on the date of such purchase non-qualified stock options to purchase 10,000 shares. For Non-Employee Directors who were Non-Employee Directors at the time of the IPO, such 90-day period runs from and includes the date of the IPO. Each such grant shall be set forth in a written agreement between the Company and the Non-Employee Director indicating the terms and conditions of the option. The exercise price of such options shall be the fair market value of a share of Common Stock on the date of grant. Each option shall become exercisable in cumulative annual installments of one-fifth each on each of the first five anniversaries of the date of the grant so long as the Non-Employee Director continues to serve as a director of the Company; provided, however, to the extent permitted by Rule 16b-3, the Board of Directors may accelerate the exercisability of options upon the occurrence of certain specified extraordinary corporate transactions or events, and provided further that upon the occurrence of a "Change in Control" of the Company (as defined in the Equity Plan) all outstanding options shall become immediately exercisable. No portion of an option granted to any Non-Employee Director shall be exercisable after the tenth anniversary of the date of grant or more than three months after the termination of the Non-Employee Director's services as director of the Company, provided, however, that in the event of the Non-Employee Director's death or disability, the option may be exercised until the earlier of 12 months following such death or disability or the tenth anniversary of the date of grant.

    AWARDS UNDER THE EQUITY PLAN

    The Equity Plan provides that the Committee may grant or issue stock options, SARs, restricted stock, deferred stock, dividend equivalents, performance awards, stock payments, and other stock related benefits, or any combination thereof to any eligible employee or consultant. Each such Award will be set forth in a separate agreement with the person receiving the Award and will indicate the type, terms and conditions of the Award.

    NON-QUALIFIED STOCK OPTIONS ("NQSOS") will provide for the right to purchase Common Stock at a specified price which, except with respect to NQSOs intended to qualify as performance-based compensation under Section 162(m) of the Code, may be less than fair market value on the date of grant (but not less than par value), and usually will become exercisable (in the discretion of the Committee) in one or more installments after the grant date, subject to the participant's continued employment with the Company and/or subject to the satisfaction of individual or Company performance targets established by the Committee. NQSOs may be granted for any term specified by the Committee. Notwithstanding the foregoing, NQSOs granted to Non-Employee Directors shall be subject to the terms described above. See "--Non-Employee Directors."

    INCENTIVE STOCK OPTIONS ("ISOS") will be designed to comply with certain restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price not less than the fair market value of a share of Common Stock on the date of grant, may only be granted to employees, must expire within a specified period of time following the Optionee's termination of employment, and must be exercised within ten years after the date of grant; but may be subsequently modified to disqualify them from treatment as ISOs. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of stock of the Company, the Equity Plan provides that the exercise price must be at least 110% of the fair market value of a share of Common Stock on the date of grant and the ISO must expire upon the fifth anniversary of the date of its grant.

    RESTRICTED STOCK may be sold to participants at various prices (but not below par value) and made subject to such restrictions as may be determined by the Committee. Restricted stock, typically, may be repurchased by the Company at the original purchase price if the conditions or restrictions are not met. In general, restricted stock may not be sold, or otherwise transferred or hypothecated, until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will receive dividends prior to the time when the restrictions lapse.

    DEFERRED STOCK may be awarded to participants, typically without payment of consideration, but subject to vesting conditions based on continued employment or on performance criteria established by the Committee. Like restricted stock, deferred stock may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, deferred stock will not be issued until the deferred stock award has vested, and recipients of deferred stock generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

    STOCK APPRECIATION RIGHTS may be granted in connection with stock options or other Awards, or separately. SARs granted by the Committee in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of the Company's Common Stock over the exercise price of the related option or other Awards, but alternatively may be based upon criteria such as book value. Except as required by Section 162(m) of the Code with respect to any SAR intended to qualify as performance-based compensation as described in Section 162(m) of the Code, there are no restrictions specified in the Equity Plan on the amount of gain realizable from the exercise of SARs, although restrictions may be imposed by the Committee in the SAR agreements. The Committee may elect to pay SARs in cash or in Common Stock or in a combination of both.

    DIVIDEND EQUIVALENTS represent the value of the dividends per share paid by the Company, calculated with reference to the number of shares covered by the stock options, SARs or other Awards held by the participant.

    PERFORMANCE AWARDS may be granted by the Committee on an individual or group basis. Generally, these Awards will be based upon specific performance targets and may be paid in cash or in Common Stock or in a combination of both. Performance Awards may include "phantom" stock Awards that provide for payments based upon increases in the price of the Company's Common Stock over a predetermined period. Performance Awards may also include bonuses which may be granted by the

Committee on an individual or group basis and which may be payable in cash or in Common Stock or in a combination of both.

    STOCK PAYMENTS may be authorized by the Committee in the form of shares of Common Stock or an option or other right to purchase Common Stock as part of a deferred compensation arrangement or otherwise in lieu of or in addition to all or any part of compensation, including bonuses, that would otherwise be payable in cash to the employee or consultant.

SECURITIES LAWS AND FEDERAL INCOME TAXES

    SECURITIES LAWS. The 1995 Equity Plan and the Equity Plan (the "Equity Plans") are intended to conform to the extent necessary with all provisions of the Securities Act and the Exchange Act and any and all regulations and rules promulgated by the Securities and Exchange Commission thereunder, including, without limitation, Rule 16b-3. To the extent permitted by applicable law, the Equity Plans and options or other Awards granted thereunder shall be deemed amended to the extent necessary to conform to such laws, rules and regulations.

    GENERAL FEDERAL TAX CONSEQUENCES. Under current federal laws, in general, recipients of awards and grants of nonqualified stock options, stock appreciation rights, restricted stock, deferred stock, dividend equivalents, performance awards, and stock payments under the Equity Plans are taxable under
Section 83 of the Code upon their receipt of Common Stock or cash with respect to such awards or grants and, subject to Section 162(m) of the Code, the Company will be entitled to an income tax deduction with respect to the amounts taxable to such recipients. Under Sections 421 and 422 of the Code, recipients of ISOs are generally not taxable on their receipt of Common Stock upon their exercises of ISOs if the ISOs and option stock are held for certain minimum holding periods and, in such event, the Company is not entitled to income tax deductions with respect to such exercises.

    SECTION 162(M) LIMITATION. In general, under Section 162(m) of the Code, income tax deductions of publicly-held corporations may be limited to the extent total compensation (including base salary, annual bonus, stock option exercises and non-qualified benefits paid) for certain executive officers exceeds $1 million in any one year. However, under Code Section 162(m), the deduction limit does not apply to certain "performance-based compensation" established by an independent compensation committee which is adequately disclosed to, and approved by, stockholders. In particular, stock options and SARs will satisfy the "performance-based compensation" exception if the awards are made by a qualifying compensation committee, the plan sets the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the stock price after the grant date (I.E., the option exercise price is equal to or greater than the fair market value of the stock subject to the award on the grant date). Under a Code Section 162(m) transition rule for compensation plans of corporations which are privately held and which become publicly held in an initial public offering, the Equity Plans will not be subject to Code Section 162(m) until the "Transition Date" which is defined as the earliest of (i) the material modification of the Equity Plans;
(ii) the issuance of all Common Stock and other compensation that has been allocated under the Equity Plans; or (iii) the first meeting of stockholders at which directors are to be elected that occurs after December 31, 2001. After the Transition Date, rights and awards granted under the Equity Plans, other than options and SARs, will not qualify as "performance-based compensation" for purposes of Code Section 162(m) unless such rights and awards are granted or vest upon preestablished objective performance goals, the material terms of which are disclosed to and approved by the stockholders of the Company.

    The Company has attempted to structure the Equity Plans in such a manner that, after the Transition Date, subject to obtaining stockholder approval of the Equity Plans, the remuneration attributable to stock options and SARs which meet the other requirements of Code Section 162(m) will not be subject to the $1,000,000 limitation. The Company has not, however, requested a ruling from the IRS or an opinion of counsel regarding this issue.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    The KKR Partnerships beneficially own 84.6% of the Company's outstanding shares of Common Stock on a fully diluted basis, and after giving effect to the Offering will own 76.8% on a fully diluted basis. As a result the KKR Partnerships will have the power to elect all of the Company's directors, appoint new management and approve any action requiring the approval of the holders of Common Stock. KKR Associates is the general partner of the KKR Partnerships. The general partners of KKR Associates are Messrs. Henry R. Kravis, George R. Roberts, Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Michael T. Tokarz, Clifton S. Robbins, Edward A. Gilhuly, Perry Golkin, Scott M. Stuart and Robert I. MacDonnell. Messrs. Kravis, Roberts and Greene are also directors of the Company, as is Alexander Navab, Jr., who is an executive of KKR and a limited partner of KKR Associates. Each of the general partners of KKR Associates is also a member of KKR & Co., L.L.C., which serves as the general partner of KKR.

    From time to time, KKR has received customary investment banking fees for services rendered to the Company in connection with divestitures, acquisitions and certain other transactions. KKR received a fee of $7.5 million in cash from the Company for negotiating the RELTEC Acquisition and arranging the financing therefor, plus the reimbursement of its expenses in connection therewith. The Company paid KKR a $2.0 million fee for consulting services related to the Rainford Acquisition. In the future, KKR will continue to receive customary fees for services rendered to the Company in connection with acquisitions, divestitures and certain other transactions. In addition, KKR has agreed to render management, consulting and financial services to the Company for an annual fee of $750,000, payable quarterly. During the year ended December 31, 1997 and 1996, and the five months ended December 31, 1995, the Company paid $0.8 million, $0.8 million and $0.4 million, respectively, to KKR for such services and for reimbursement of expenses.

    In connection with the RELTEC Acquisition, the KKR Partnerships entered into Securities Purchase Agreements pursuant to which they acquired 28,000,000 shares of Common Stock and one of the KKR Partnerships, CMT Associates L.P. ("CMT Associates"), acquired a Subordinated Promissory Note in the principal amount of $135,000,000 (the "Bridge Loan"). The Bridge Loan was guaranteed by the Company's sole wholly-owned direct subsidiary. The Securities Purchase Agreements contain provisions (i) restricting the KKR Partnerships' ability to sell shares of Common Stock for up to 90 days after the effective date of certain registration statements, (ii) requiring the Company to reimburse the KKR Partnerships for all costs and expenses arising in connection with the administration, enforcement and preservation of rights under the Securities Purchase Agreements, including, without limitation, all expenses incurred by the KKR Partnerships in connection with the maintenance of their books and records, preparation of tax returns and delivery of tax information to their partners and all travel and other out-of-pocket expenses of KKR Associates in connection with the operation and business of the KKR Partnerships and their ownership of the Common Stock and Bridge Loan and (iii) indemnifying the KKR Partnerships and all of their partners from liabilities, damages and expenses relating to or arising out of the KKR Partnerships' ownership of the Common Stock and Bridge Loan or litigation to which such persons are made a party in their capacity as an owner of such securities.

    Also in connection with the RELTEC Acquisition, the KKR Partnerships entered into the Registration Rights Agreement, dated August 1, 1995, (the "Registration Rights Agreement") with the Company. Pursuant to such agreement the KKR Partnerships have the right, under certain circumstances and subject to certain conditions, to require the Company to register under the Securities Act shares of Common Stock held by them. In addition, the Registration Rights Agreement also provides the KKR Partnerships with certain piggyback registration rights. The Registration Rights Agreement provides, among other things, that the Company will pay all expenses in connection with the first six demand registrations requested by the KKR Partnerships and in connection with any registration in which the KKR Partnerships participates through piggyback registration rights granted under such agreement.

    In connection with the issuance of shares of Common Stock to employees of the Company pursuant to the Company's 1995 Equity Plan, such employees granted CMT Associates certain "drag along" rights and CMT Associates granted such employee certain "tag along" rights.

    On September 7, 1995, CMT Associates exchanged $35.0 million of the principal amount of the Bridge Loan into 7,000,000 shares of Common Stock pursuant to the terms of the Bridge Loan. On September 11, 1995, the Company repaid $25.0 million of the principal amount of the Bridge Loan with proceeds from borrowings under its then existing bank credit agreement. In August 1996, CMT Associates exchanged the remaining $75.0 million principal amount for 6,434,783 shares of Common Stock, plus 1,000 shares of Series A Preferred Stock that was subsequently sold to a third party. On April 1, 1997, CMT Associates purchased an additional 4,000,000 shares of Common Stock for $50,000,000, which proceeds were used to repay indebtedness.

    In connection with the Rainford Acquisition, 2,951,044 shares of Common Stock were issued in exchange for certain shares of Rainford Common Stock held for the benefit of Barry Houghton, the former Chairman of Rainford, and his family (the "Settlements") pursuant to certain settlement agreements. The Settlements and the Company entered into a Put/Call Agreement in August 1996. That agreement provides that if Barry Houghton ceases for any reason to be employed by the Company or any of its subsidiaries, the Company shall have the right to purchase some or all of the shares of Common Stock held by the Settlements at fair market value on the date of his termination. Subject to certain limitations, upon Barry Houghton ceasing for any reason to be employed by the Company or any of its subsidiaries the Settlements shall be entitled to sell to the Company, and the Company shall be required to purchase, up to 10% of the shares of Common Stock held by the Settlements at fair market value on the date of his termination. For purpose of the agreement, if the Common Stock is listed on an exchange, then fair market value shall mean the average of the closing sales price for the Common Stock for the twenty trading days prior to the date of his termination. In connection with the Offering, the Settlements have forfeited their right to put 10% of the shares held by them to the Company. The Settlements also entered into a Stockholders' Agreement with the Company, the KKR Partnerships and certain other shareholders of Rainford. In the Stockholders' Agreement the Settlements granted the KKR Partnerships certain "drag along" rights and the KKR Partnerships granted the Settlements certain "tag along" rights. In addition, the Settlements have granted the Company a right of first refusal with respect to certain transfers of the Common Stock held by the Settlements and the Company granted the Settlements certain piggyback registration rights.

    In connection with the purchase of Common Stock pursuant to the 1995 Equity Plan, the Company made loans to certain employees. The only loans to executive officers were to Susan Clark, formerly General Counsel and Secretary and currently Vice President/Administration, Latin America, and to Valerie Gentile Sachs, Vice President and General Counsel. The principal amounts of the loans are due no later than five years from the date of issuance. Interest accrues and is paid semi-monthly with certain principal repayments required as part of annual management incentive awards. The loans are secured by a pledge of the Common Stock held by such persons. At December 31, 1997, the outstanding principal balance for Ms. Clark's and Mrs. Sachs' loans were $54,683 and $218,750, respectively.

    The Company believes that the material terms of each of the transactions described above are no more favorable than those that would have been agreed to by third parties on an arm's length basis.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth information with respect to the beneficial ownership of the Company's Common Stock as of December 31, 1997 by (i) each person who is known by the Company to beneficially own more than 5% of the Company's Common Stock, (ii) each of the Company's directors, (iii) each of the executive officers of the Company and (iv) all directors and executive officers as a group. Unless otherwise indicated, the address of each person named in the table below is RELTEC Corporation, 5900 Landerbrook Drive, Suite 300, Cleveland, Ohio 44124-4019.

                                                                                                  PERCENT OF TOTAL
                                                                                             --------------------------
                                                                                               PERCENT       PERCENT
                                                                                  SHARES     -----------  -------------
                                                                               BENEFICIALLY    BEFORE         AFTER
                    NAME AND ADDRESS OF BENEFICIAL OWNER                         OWNED(1)     OFFERING     OFFERING(2)
-----------------------------------------------------------------------------  ------------  -----------  -------------
KKR Associates, L.P.(3)......................................................    45,434,783        90.8%         81.8%
  Henry R. Kravis............................................................            --          --            --
  George R. Roberts..........................................................            --          --            --
  James H. Greene, Jr........................................................            --          --            --
Rysaffe Trustee Company (CI) Limited.........................................     2,951,044         5.9           5.3
Dudley P. Sheffler(5)........................................................       282,319           *             *
Patrick L. Welker(6).........................................................       103,959           *             *
W. Michael Corkran(7)........................................................        83,265           *             *
Alexander Navab, Jr.(8)......................................................            --           *             *
All officers and directors as a group (4 persons, excluding Messrs. Greene,
  Kravis and Roberts)(9).....................................................       469,543           *             *

------------------------
*   Less than 1%.

(1) For purposes of this table, a person is deemed as of any date to have "beneficial ownership" of any security that such person has a right to acquire within 60 days after such date. Shares that each identified stockholder has the right to acquire within 60 days of the date of the table set forth above are deemed to be outstanding in calculating the percentage ownership of such stockholder, but are not deemed outstanding as to any other person.

(2) Assumes no exercise of the over-allotment option by the Underwriters and excludes any shares purchased in the Offering by the respective Beneficial Owner.

(3) Shares of Common Stock shown as owned by KKR Associates are owned of record by CMT Associates, L.P. and KKR Partners II, L.P. of which KKR Associates is the sole general partner and as to which it possesses sole voting and investment power. Messrs. Kravis, Roberts and Greene (who are directors of the Company) and Messrs. Paul E. Raether, Michael W. Michelson, Michael T. Tokarz, Clifton S. Robbins, Edward D. Gilhuly, Perry Golkin, Scott M. Stuart and Robert I. MacDonnell, as general partners of KKR Associates, may be deemed to share beneficial ownership of any shares beneficially owned by KKR Associates, but disclaim any such beneficial ownership. The address of KKR Associates is 9 West 57th Street, New York, New York 10019. Excludes 396,500 shares as to which KKR Associates has indicated an interest in purchasing in the Offering and which the underwriters have reserved for sale. Also excludes 60,000, 60,000 and 40,000 shares as to which Messrs. Kravis, Roberts and Greene, respectively, have indicated an interest in purchasing in the Offering and which the underwriters have reserved for sale.

(4) Includes 2,169,501 shares registered in the name of Rysaffe Trustee Company
    (CI) Limited A/C BH88 and 781,543 shares registered in the name of Rysaffe Trustee Company (CI) Limited A/C BH87. The trusts were sponsored by Barry Houghton MBE, who disclaims beneficial ownership of such shares. The address of Rysaffe Trustee Company is P.O. Box 141, La Tonnele House, Les Banques, St. Sampson, Guernsey GY1 3H5, United Kingdom.

(5) Includes an aggregate of 132,000 options that are exercisable within 60 days of the date hereof and 319 shares held in the 401(k) plan. Excludes 7,759 shares as to which Mr. Sheffler has indicated an interest in purchasing in the Offering and which the underwriters have reserved for sale.

(6) Includes an aggregate of 50,640 options that are exercisable within 60 days of the date hereof and 319 shares held in the 401(k) plan. Excludes 3,879 shares as to which Mr. Welker has indicated an interest in purchasing in the Offering and which the underwriters have reserved for sale.

(7) Includes an aggregate of 43,000 options that are exercisable within 60 days of the date hereof and 265 shares held in the 401(k) plan.

(8) Mr. Navab is an executive of KKR and a limited partner of KKR Associates. Mr. Navab disclaims that he is the beneficial owner of any shares beneficially owned by KKR Associates. Excludes 10,000 shares as to which Mr. Navab has indicated an interest in purchasing in the Offering and which the underwriters have reserved for sale.

(9) Includes an aggregate of 259,640 options that are exercisable within 60 days of the date hereof. Excludes any shares purchased in the Offering by officers and directors.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

    In September 1996, the Company entered into the $450.0 million New Credit Facility with The Chase Manhattan Bank which matures on September 30, 2003. The New Credit Facility consists of a $350.0 million domestic revolving facility ("DRF") and a $100.0 million multi-currency revolving facility ("MCRF"). DRF loans are denominated in U.S. dollars and maintained at the Base Rate or the Euro Rate plus percentage margins as specified in the New Credit Facility. MCRF loans are denominated in U.S. dollars, pounds sterling, deutsche marks and/or yen and are maintained at the Base Rate or the Euro Rate plus percentage margins as specified in the New Credit Facility. At December 31, 1997 the Base Rate was 8.5% and the Euro Rate ranged from 5.8% to 6.0%. The percentage margins range up to 0.125% for the Base Rate and from 0.325% to 1.375% for the Euro Rate. The New Credit Facility contains provisions to reduce the interest rates and commitment fees if certain leverage ratios are achieved. At December 31, 1997, the weighted average interest rate on the New Credit Facility was 6.92%. The New Credit Facility contains provisions for a $30.0 million (or a pound sterling equivalent) short-term credit line as well as letters of credit. At December 31, 1997 the New Credit Facility has a facility fee of 0.175% per annum on the total commitment and a letter of credit facility fee of 0.325% per annum on outstanding letters of credit. At December 31, 1997, the aggregate availability under the New Credit Facility was $175.9 million.

    The New Credit Facility contains covenants and provisions that restrict, among other things, the Company's ability to change its business, declare dividends, grant liens, incur additional indebtedness, exceed a leverage ratio, meet or exceed a minimum interest coverage ratio and make certain capital expenditures. The Company was in compliance with these covenants as of December 31, 1997. The New Credit Facility is secured by the capital stock of RELTEC's subsidiaries and guaranteed by certain subsidiaries.

    Pursuant to the terms of the New Credit Facility, the available commitment under the New Credit Facility will be reduced from $450.0 million on September 30, 1999 by $35.0 million, and by $35.0 million per year on each September 30 thereafter until balance matures on September 30, 2003. Principal payments are not otherwise required unless the New Credit Facility is required to be reduced for certain changes in the Company's business activities as defined in the Credit Agreement.

    In May 1997, the Company entered into promissory notes with Bank One, Columbus, N.A., Caisse National de Agricole and The Sanwa Bank, Limited for $40.0 million of unsecured and uncommitted Money Market Lines of Credit in addition to the New Credit Facility. As of December 31, 1997, $3.7 million was outstanding at a weighted average interest rate of 7.18%. The Money Market Lines of Credit do not contain any covenants or restrictions.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    The Certificate of Incorporation of the Company authorizes 150,000,000 shares of Common Stock, par value $0.01 per share ("Common Stock"), and 20,000,000 shares of Preferred Stock, par value $0.01 per share ("Preferred Stock"), of which 1,000 shares are designated as Series A Redeemable Preferred Stock ("Series A Preferred Stock"). As of December 31, 1997, the outstanding capital stock of the Company consisted of 50,038,608 shares of Common Stock held by 223 stockholders of record and 1,000 shares of Series A Preferred Stock held by one stockholder of record. The following summaries of certain provisions of the Common Stock and Preferred Stock do not purport to be complete and are subject to, and qualified in their entirety by, the provisions of the Certificate of Incorporation and Bylaws of the Company, which are included as exhibits to the Registration Statement of which this Prospectus forms a part, and by applicable law.

COMMON STOCK

    Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders of the Company, and do not have cumulative voting rights. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available for that purpose, subject to preferences that may be applicable to any outstanding Preferred Stock and any other provisions of the Company's Certificate of Incorporation. The Company currently intends to retain any future earnings for use in its business and does not anticipate paying any cash dividends in the foreseeable future. The declaration and payment in the future of any cash dividends will be at the election of the Company's Board of Directors and will depend upon the earnings, capital requirements and financial position of the Company, future loan covenants, general economic conditions and other pertinent factors. Holders of Common Stock have no preemptive or other rights to subscribe for additional shares. No shares of Common Stock are subject to redemption or a sinking fund. In the event of any liquidation, dissolution or winding up of the Company, after payment of the debts and other liabilities of the Company, and subject to the rights of holders of shares of Preferred Stock, holders of Common Stock are entitled to share pro rata in any distribution to the stockholders. All of the outstanding shares of Common Stock are, and the shares offered hereby will be, fully paid and nonassessable. See "Risk Factors--Company Subject to Control of the KKR Partnerships," "Dividend Policy," "Dilution," "Shares Eligible for Future Sale" and "Certain Relationships and Related Transactions."

PREFERRED STOCK

    The Board of Directors has the authority, without action by the stockholders, to designate and issue Preferred Stock in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater that the rights of the Common Stock. It is not possible to state the actual effect of the issuance of any shares of Preferred Stock upon the rights of holders of the Common Stock until the Board of Directors determines the specific rights of the holders of such Preferred Stock. However, the effects might include, among other things, restricting dividends on the Common Stock, diluting the voting power of the Common Stock, impairing the liquidation rights of the Common Stock and delaying or preventing a change in control of the Company without further action by the stockholders.

    Holders of Series A Preferred Stock are entitled to receive cumulative dividends, accruable without interest, at the annual rate of $105.00 per share for the year ended December 31, 1996, 1997 and 1998; $115.00 per share for the year ended December 31, 1999; $125.00 for the year ended December 31, 2000; and $130.00 for each annual period thereafter until redeemed by the Company. The Company and the holders of Series A Preferred Stock have certain optional redemption rights which, if exercised, may result in a purchase of Series A Preferred Stock at the redemption price of $1,000 per share, plus an amount equal to any and all accumulated dividends accrued and unpaid thereon. In the event of a liquidation, dissolution or winding up of the company, the holders of shares of Series A Preferred Stock shall be entitled to an amount equal to $1,000 per share, plus an amount equal to any and all accumulated dividends accrued and unpaid thereon, subject to the rights of holders of senior securities. In the event of a merger or consolidation where the Company is not the surviving corporation, the Series A Preferred Stock will be exchanged or changed into an equal number of shares of preferred stock of such other person or entity with terms substantially identical to those of the Series A Preferred Stock.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

    The Company is a Delaware corporation subject to Section 203 of the General Corporation Law of the State of Delaware ("Section 203"). Section 203 provides in general that a stockholder acquiring more than 15% of the outstanding voting stock of a corporation subject to Section 203 (an "Interested Stockholder") but less than 85% of such stock may not engage in certain Business Combinations (as defined in Section 203) with the corporation for a period of three years subsequent to the date on which the stockholder became an Interested Stockholder unless (i) prior to such date the corporation's board of directors approved either the Business Combination or the transaction in which the stockholder became an Interested Stockholder or (ii) the Business Combination is approved by the corporation's board of directors and authorized by a vote of at least
66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder. A "Business Combination" includes mergers, asset sales and other transactions resulting in financial benefit to a stockholder. Section 203 could prohibit or delay mergers or other takeover or change of control attempts with respect to the Company and, accordingly, may discourage attempts that might result in a premium over the market price for the shares held by stockholders.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Common Stock is The Bank of New
York.

                        SHARES ELIGIBLE FOR FUTURE SALE

GENERAL

    Prior to completion of the Offering, there has been no public market for the Common Stock of the Company. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales may occur, could adversely affect the market price of the Common Stock.

    Upon the consummation of the Offering, the Company will have 55,538,608 shares of Common Stock issued and outstanding. All of the 5,500,000 shares of Common Stock to be sold in the Offering (and any shares sold upon exercise of the U.S. Underwriters' over-allotment option) will be freely tradable without restrictions or further registration under the Securities Act, except for any shares purchased by an "affiliate" of the Company (as that term is defined in Rule 144 under the Securities Act ("Rule 144")), which will be subject to the resale limitations of Rule 144. Other than 2,990,821 shares issued in connection with the Rainford Acquisition pursuant to Regulation S and currently outstanding, the remaining shares of Common Stock outstanding are "restricted securities" as that term is defined in Rule 144 and are also subject to certain restrictions on disposition. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. Sales of restricted securities in the public market, or the availability of such shares for sale, could have an adverse effect on the price of the Common Stock. See "Risk Factors--Absence of Public Market and Possible Volatility of Stock Price," "Risk Factors--Immediate Dilution", "Risk Factors-- Shares Eligible for Future Sale" and "Dilution."

REGISTRATION RIGHTS

    The Company and the KKR Partnerships have entered into a registration rights agreement, dated August 1, 1995 and amended by a certain stock purchase agreement dated March 31, 1997 (the "Registration Rights Agreement"), pursuant to which the Company has granted to the KKR Partnerships demand rights, subject to certain limitations, to cause the Company to file a registration statement under the Securities Act covering resales of an aggregate of 45,434,783 shares of Common Stock held by them, and to cause such registration statement to become effective. The Registration Rights Agreement also grants "piggyback" registration rights permitting the KKR Partnerships to include their registrable securities in a registration of securities by the Company, subject to certain conditions and limitations. The Company is obligated to pay the expenses of such registrations.

    In addition, pursuant to certain stockholder agreements, the Company has granted "piggyback" registration rights to (i) substantially all of its employees that have purchased shares of Common Stock and/or that have been awarded options to purchase shares of Common Stock, (ii) certain shareholders that purchased shares of Common Stock in connection with the Rainford Acquisition and (iii) certain institutional investors. Such registration rights are exercisable only upon registration by the Company of shares of Common Stock held by the KKR Partnerships. The holders of such registration rights are entitled to notice of any proposal to register shares held by the KKR Partnerships and to include their shares in such registration, subject to certain restrictions, including the right of an underwriter participating in the offering to limit the number of shares included in such registration. The Company is obligated to pay the expenses of such piggyback registrations.

RULE 144

    In general, under Rule 144, as currently in effect, a person (or persons whose shares are required to be aggregated) who has beneficially owned shares of Common Stock for at least one year, including a person who may be deemed an "affiliate" of the Company, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the total number of shares of the class of stock sold or the average weekly reported trading volume of the class of stock being sold during the four calendar weeks preceding such sale. A person who is not deemed an "affiliate" of the Company at any time during the three months preceding a sale and who has beneficially owned shares for at least two years is entitled to sell such shares under Rule 144 without regard to the volume limitations described above. As defined in Rule 144, an "affiliate" of an issuer is a person that directly or indirectly through the use of one or more intermediaries controls, is controlled by, or is under common control with, such issuer. The foregoing summary of Rule 144 is not intended to be a complete description thereof.

    Each of the Company, the KKR Partnerships, the directors, executive officers and certain other stockholders of the Company has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, it will not, during the period ending 180 days after the date of this Prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, lend or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to (x) the sale of Shares to the Underwriters, (y) the issuance by the Company of shares of Common Stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this Prospectus of which the Underwriters have been advised in writing or (z) transactions by any person other than the Company relating to shares of Common Stock or other securities acquired in open market transactions after the completion of the offering of the Shares.

    The Company and its directors and officers and certain of the Company's other present stockholders who hold in the aggregate 49,030,675 shares of Common Stock have agreed that they will not, directly or indirectly, offer, sell, contract to sell or otherwise dispose of or transfer any shares of Common Stock of the Company, or any security convertible into, or exercisable or exchangeable for, Common Stock for a period of 180 days after the date of this Prospectus, without the prior written consent of Morgan Stanley & Co. Incorporated, except that, subject to certain conditions, 295,104 shares held by the Rysaffe Trustee Company (CI) Limited may be sold after 30 days from the date of this Prospectus. See "Underwriters."

      CERTAIN UNITED STATES TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

GENERAL

    The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Common Stock by Non-U.S. Holders. As used in this discussion, the term "Non-U.S. Holder" means any person or entity that is, for United States federal income tax purposes, a foreign corporation, a non-resident alien individual, a non-resident fiduciary of a foreign estate or trust, or a foreign partnership. An individual may, subject to certain exception, be deemed to be a resident alien (as opposed to a non-resident alien) by virtue of being present in the United States on at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens are subject to United States federal tax as if they were United States citizens and residents.

    This discussion does not address all aspects of United States federal income and estate taxes or consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder. Nor does it deal with foreign, state and local consequences that may be relevant to Non-U.S. Holders. Furthermore, this discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed regulations promulgated thereunder and public administrative and judicial interpretations thereof, all of which are subject to changes which could be applied retroactively. EACH PROSPECTIVE PURCHASER OF COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF COMMON STOCK.

    Dividends paid to a Non-U.S. Holder of Common Stock will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States. If the dividends are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, if a tax treaty applies, are attributable to a United States permanent establishment of the Non-U.S. Holder, the dividends will be subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates and will be exempt from the 30% withholding tax described above (assuming the necessary certification and disclosure requirements are met). Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

    Dividends paid to an address outside the United States are presumed to be paid to a resident of such country for purposes of the withholding discussed above (unless the payor has knowledge to the contrary), and, under currently applicable United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under recently promulgated United States Treasury regulations generally effective with respect to payments made after December 31, 1998, however, a Non-U.S. Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate (and avoid backup withholding as discussed below) will be required to satisfy specified certification and other requirements, which will include filing a Form W-8 containing the Non-U.S. Holder's name, address and a certification that such Holder is eligible for the benefits of the treaty under its Limitations in Benefits Article.

    A Non-U.S. Holder of Common Stock who is eligible for a reduced rate of United States withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate, timely claim for refund with the United States Internal Revenue Service (the "Service").

GAIN ON DISPOSITION OF COMMON STOCK

    A Non-U.S. Holder generally will not be subject to United States federal income tax on any gain recognized on a disposition of a share of Common Stock unless (i) subject to the exception discussed below, the Company is or has been a "United States real property holding corporation" (a "USRPHC") within the meaning of section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding such disposition or such Non-U.S. Holder's holding period (the "Required Holding Period"), (ii) the gain is effectively connected with the conduct of a trade or business within the United States of the Non-U.S. Holder and, if a tax treaty applies, is attributable to a permanent establishment maintained by the Non-U.S. Holder, (iii) the Non-U.S. Holder is an individual who holds the share of Common Stock as capital asset and is present in the United States of 183 days or more in the taxable year of the disposition and either (a) such individual has a "tax home" (as defined for United States federal income tax purposes) in the United States or (b) the gain is attributable to an office or other fixed place of business maintained in the United States by such individual or (iv) the Non-U.S. Holder is subject to tax pursuant to the Code provisions applicable to certain United States expatriates. If an individual Non-U.S. Holder falls under clause (ii) or (iv) above, he or she will be taxed on his or her net gain derived from the sale under regular United States federal income tax rates. If the individual Non-U.S. Holder falls under clause (iii) above, he or she will be subject to a flat 30% tax on the gain derived from the sale which may be offset by United States source capital losses (notwithstanding the fact that he or she is not considered a resident of the United States). If a Non-U.S. Holder that is a foreign corporation falls under clause (ii) above, it will be taxed on its gain under regular graduated United States federal income tax rates and, in addition, will under certain circumstances be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits within the meaning of the Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty.

    A corporation is generally a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interest plus its other assets used or held for use in a trade or business. The Company believes that it is not currently a USRPHC. However, a Non-U.S. Holder would generally not be subject to tax or withholding in respect of such tax, on gain from a sale or other disposition of Common Stock by reason of the Company's USRPHC status if the Common Stock is regularly traded on an established securities market ("regularly traded") during the calendar year in which such sale or disposition occurs, provided that such holder does not own, actually or constructively, Common Stock with a fair market value in excess of 5% of the fair market value of all Common Stock outstanding at any time during the Required Holding Period. The Company believes that the Common Stock will be treated as regularly traded.

    If the Company is or has been a USRPHC within the Required Holding Period, and if a Non-U.S. Holder owns in excess of 5% of the fair market value of Common Stock (as described in the preceding paragraph), such Non-U.S. Holder of Common Stock will be subject to United States federal income tax at regular graduated rates under certain rules ("FIRPTA tax") on gain recognized on a sale or other disposition of such Common Stock. In addition, if the Company is or has been a USRPHC within the Required Holding Period and if the Common Stock were not treated as regularly traded, a Non-U.S. Holder would be subject to withholding in respect of FIRPTA tax at a rate of 10% of the amount realized on a sale or other disposition of Common Stock and could be further subject to FIRPTA tax in excess of the amounts withheld. Any amount withheld pursuant to such withholding tax would be creditable against such Non-U.S. Holder's United States federal income tax liability. Non-U.S. Holders are urged to consult their tax advisors concerning the potential applicability of these provisions.

FEDERAL ESTATE TAXES

    An individual Non-U.S. Holder who (i) is not a citizen or resident of the United States (as specifically defined for United States estate tax purposes) at the time of his or her death and (ii) owns, or is treated as owning Common Stock at the time of his or her death, or has made certain lifetime transfers of an interest in Common Stock, will be required to include the value of such Common Stock in his or her gross estate for federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

UNITED STATES INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

    The Company must report annually to the Service and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends. These information reporting requirements apply regardless of whether withholding is required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty or other agreement with the tax authorities in that country.

    United States backup withholding tax (which, in general, is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the United States information reporting requirements) generally will not apply to (a) the payment of dividends paid on Common Stock to a Non-U.S. Holder at an address outside the United States (unless the payor has knowledge that the payee is a United States person) or (b) the payment of the proceeds of the sale of Common Stock to or through the foreign office of a broker. In the case of the payment of proceeds from such a sale of Common Stock through a foreign office of a broker that is a United States person or a "U.S. related person", however, information reporting (but not backup withholding) is required with respect to the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder (and has no actual knowledge to the contrary) and certain other requirements are met or the holder otherwise establishes an exemption. For this purpose, a "U.S. related person" is (i) a "controlled foreign corporation" for United States federal income tax purposes or (ii) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a United States trade or business. The payment of the proceeds of a sale of shares of Common Stock to or through a United States office of a broker is subject to information reporting and possible backup withholding unless the owner certifies its non-United States status under penalties of perjury or otherwise establishes an exemption. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder's United States federal income tax liability, provided that the required information is furnished to the Service.

    The Treasury Department recently promulgated final regulations regarding the withholding and information reporting rules discussed above. In general, the final regulations do not significantly alter the substantive withholding and information reporting requirements but rather unify current certification procedures and forms and clarify reliance standards. In addition, the final regulations permit the shifting of primary responsibility for withholding to certain financial intermediaries acting on behalf of beneficial owners. The final regulations are generally effective for payments made after December 31, 1998, subject to certain transition rules, Non-U.S. Holders should consult their own tax advisors with respect to the impact, if any, of the final regulations.

                                  UNDERWRITERS

    Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the U.S. Underwriters named below for whom Morgan Stanley & Co. Incorporated, Smith Barney Inc., Goldman, Sachs & Co., Deutsche Morgan Grenfell Inc., Lehman Brothers Inc. and J.P. Morgan Securities Inc. are acting as U.S. Representatives, and the International Underwriters named below for whom Morgan Stanley & Co. International Limited, Smith Barney Inc., Goldman Sachs International, Morgan Grenfell & Co. Limited, Lehman Brothers International (Europe) and J.P. Morgan Securities Ltd. are acting as International Representatives, have severally agreed to purchase the respective number of shares of Common Stock set forth opposite the names of such Underwriters below:

                                                                                   NUMBER OF
                                      NAME                                           SHARES
---------------------------------------------------------------------------------  ----------
U.S. Underwriters:
  Morgan Stanley & Co. Incorporated..............................................     945,000
  Smith Barney Inc...............................................................     945,000
  Goldman, Sachs & Co............................................................     475,650
  Deutsche Morgan Grenfell Inc...................................................     261,450
  Lehman Brothers Inc............................................................     261,450
  J.P. Morgan Securities Inc.....................................................     261,450
  BT Alex. Brown Incorporated....................................................     150,000
  Cowen & Company................................................................     150,000
  Credit Suisse First Boston Corporation.........................................     150,000
  EVEREN Securities, Inc.........................................................     150,000
  Furman Selz LLC................................................................     150,000
  McDonald & Company Securities, Inc. ...........................................     150,000
  Natcity Investments, Inc. .....................................................     150,000
  NationsBanc Montgomery Securities LLC..........................................     150,000
  UBS Securities LLC.............................................................     150,000
                                                                                   ----------
    Subtotal.....................................................................   4,500,000
                                                                                   ----------
International Underwriters:
  Morgan Stanley & Co. International Limited.....................................     300,000
  Smith Barney Inc...............................................................     300,000
  Goldman Sachs International....................................................     151,000
  Morgan Grenfell & Co. Limited..................................................      83,000
  Lehman Brothers International (Europe).........................................      83,000
  J.P. Morgan Securities Ltd.....................................................      83,000
                                                                                   ----------
    Subtotal.....................................................................   1,000,000
                                                                                   ----------
      Total......................................................................   5,500,000
                                                                                   ----------
                                                                                   ----------

    The U.S. Underwriters and the International Underwriters, and the U.S. Representatives and the International Representatives, are collectively referred to as the "Underwriters" and the "Representatives", respectively. The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the U.S. Underwriters' over-allotment option described below) if any such shares are taken.

    Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any Shares (as defined herein) for the account of anyone other than a United States or Canadian Person (as defined herein) and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares outside of the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any Shares for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares in the United States or Canada or to any United States or Canadian Person. With respect to any Underwriter that is a U.S. Underwriter and an International Underwriter, the foregoing representations and agreements (i) made by it in its capacity as a U.S. Underwriter apply only to it in its capacity as a U.S. Underwriter and (ii) made by it in its capacity as an International Underwriter apply only to it in its capacity as an International Underwriter. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement between U.S. and International Underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person), and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person. All shares of Common Stock to be purchased by the Underwriters under the Underwriting Agreement are referred to herein as the "Shares."

    Pursuant to the Agreement between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and International Underwriters of any number of Shares as may be mutually agreed. The per share price of any Shares so sold shall be the public offering price set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

    Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any Shares, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any of the Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Shares in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and that such dealer will deliver to any other dealer to whom it sells any of such Shares a notice containing substantially the same statement as is contained in this sentence.

    Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that (i) it has not offered or sold and, prior to the date six months after the closing date for the sale of the Shares to the International Underwriters, will not offer or sell, any Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (the "U.K. Regulations"), (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 and the U.K. Regulations with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the offering of the Shares to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

    Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has further represented that it has not offered or sold, and has agreed not to offer or sell, directly or indirectly, in Japan or to or for the account of any resident thereof, any of the Shares acquired in connection with the distribution contemplated hereby, except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law. Each International Underwriter has further agreed to send to any dealer who purchases from it any of the Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, any of such Shares, directly or indirectly, in Japan or to or for the account of any resident thereof except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law, and that such dealer will send to any other dealer to whom it sells any of such Shares a notice containing substantially the same statement as is contained in this sentence.

    The Underwriters initially propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of $1.125 a share under the public offering price. Any Underwriter may allow, and such dealers may reallow, a concession not in excess of $0.10 a share to other Underwriters or to certain dealers. After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the Representatives.

    The Company has granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 825,000 additional shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the Offering. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number set forth next to such U.S. Underwriter's name in the preceding table bears to the total number of shares of Common Stock set forth next to the names of all U.S. Underwriters in the preceding table.

    The Underwriters have informed the Company that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of Common Stock offered by them.

    The Common Stock has been approved for listing, subject to notice of issuance, on the NYSE under the symbol "RLT."

    Each of the Company, the KKR Partnerships, the directors, executive officers and certain other stockholders of the Company has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, it will not, during the period ending 180 days after the date of this Prospectus, (i) offer, issue, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, lend or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to (x) the sale of Shares to the Underwriters, (y) the issuance by the Company of shares of Common Stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this Prospectus of which the Underwriters have been advised in writing or (z) transactions by any person other than the Company relating to shares of Common Stock or other securities acquired in open market transactions after the completion of the offering of the Shares. Notwithstanding the foregoing, subject to certain conditions, 295,104 shares held by the Rysaffe Trustee Company (CI) Limited may be sold after 30 days from the date of this Prospectus.

    At the request of the Company, the Underwriters have reserved for sale, at the initial offering price, up to 1,031,715 shares of Common Stock offered hereby for directors, officers, employees, business associates, and related persons of the Company. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.

    In order to facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot in connection with the offering, creating a short position in the Common Stock for their own account. In addition, to cover overallotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Common Stock in the offering, if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

    From time to time, certain of the Underwriters and their affiliates have provided, and may continue to provide, investment banking services to the Company.

    The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

    PRICING OF THE OFFERING

    Prior to this Offering, there has been no public market for the Common Stock. The initial public offering price was determined by negotiations between the Company and the U.S. Representatives. Among the factors considered in determining the initial public offering price were the future prospects of the Company and its industry in general, sales, earnings and certain other financial operating information of the Company in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company.

                                 LEGAL MATTERS

    The validity of the Common Stock offered hereby will be passed upon for the Company by Latham & Watkins, New York, New York and for the Underwriters by Simpson Thacher & Bartlett, New York, New York. Certain partners of Latham & Watkins, members of their respective families, related persons and others have an indirect interest, through limited partnerships, in less than 1% of the Common Stock. Such persons do not have the power to vote or dispose of such shares of Common Stock. Simpson Thacher & Bartlett renders legal services to KKR on a regular basis.

                                    EXPERTS

    The consolidated financial statements of RELTEC Corporation as of December 31, 1997 and 1996 and for the years ended December 31, 1997 and 1996, and the five month period ended December 31, 1995 and the combined financial statements of RELTEC Corporation (Predecessor A) for the seven month period ended July 31, 1995, included in this Prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement"), under the Securities Act and the rules and regulations thereunder, for the registration of the Common Stock offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement. Statements contained in this Prospectus as to the contents of any contracts or other document referred to herein are not necessarily complete and, where such contract or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made. The Registration Statement can be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, the Registration Statement is publicly available through the Commission's site on the Internet's World Wide Web, located at http:// www.sec.gov. Following the Offering, the Company's future public filings are expected to be available for inspection at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

                                    GLOSSARY

Access Network....................  The network which connects users' telephone equipment to the telephone exchange.

ADSL..............................  "Asymmetric Digital Subscriber Line." High speed technology that enables the transfer of data over
                                    existing copper lines allowing more bandwidth downstream
                                    than upstream.

Analog............................  A method of representing a physical variable such as speech using a signal which varies continuously in
                                    direct proportion to the variable being represented.

Backplane.........................  A circuit board that interconnects a variety of components to form a system.

Bandwidth.........................  The range of frequencies that carry a signal on a transmission medium. The "wider" the bandwidth, the
                                    greater the volume of information that can be
                                    transmitted.

Baseband..........................  The transmission of signals over limited distances whereby the signals are placed directly on the
                                    transmission line without any modulation.

Base Station......................  The radio transmitter/receiver and associated equipment at a fixed location which, in conjunction with other
                                    network components, comprises a wireless network.

CATV..............................  Cable television.

CLEC..............................  "Competitive Local Exchange Carrier." A category of telephone service provider (carrier) that offers
                                    services in a local exchange that compete with the
                                    incumbent local telephone company.

CO................................  "Central Office." A term commonly used to describe the location of the switching equipment in the local
                                    exchange.

COT...............................  "Central Office Terminal." The component of the DLC system that resides in the central office.

Digital...........................  A method of representing a physical variable such as speech using numbers such that the numbers vary
                                    discretely in relation to the variable being
                                    represented.

DLC...............................  "Digital Loop Carrier." A system that resides in the local loop which extends the physical reach of the CO
                                    switch and enables the provisioning of new access lines.

E-1...............................  An ITU transmission standard which delivers digital services at a rate of 2.048 Mbps.

Ethernet..........................  Network protocol widely used in local area networks to connect devices over coaxial cable or twisted pair wire.

FTTC..............................  "Fiber-to-the-Curb." A network architecture that pushes fiber optic cable closer to the customer premises,
                                    allowing for delivery of higher bandwidth voice, data
                                    and video services.

HDT...............................  "Host Digital Terminal." The portion of the DLC system that resides in the local loop.

ISDN..............................  "Integrated Services Digital Network." A digital transmission standard designed to deliver voice and data
                                    services.

ISO-9001..........................  ISO is the International Standards Organization
                                    responsible for drafting quality procedures. 9001 is the
                                    quality procedure for manufacturing.

ITU...............................  "International Telecommunications Union." The
                                    international standards setting body for the
                                    telecommunications industry.

IXC...............................  "Interexchange Carrier." A provider of telecommunications services that connect exchanges. Also
                                    called a long distance carrier.

kbps..............................  "Kilobits per second." A measure of the information-carrying capacity (i.e., bandwidth) of a
                                    circuit.

LAN...............................  "Local Area Network." A private data communications network linking a variety of network devices that are
                                    located in close proximity.

LEC...............................  "Local Exchange Carrier." Any telephone service provider offering local exchange services.

Local Exchange....................  A switching exchange serving a group of lines that can be uniquely identified by an area code and the first
                                    three digits of a phone number.

Local Loop........................  The portion of the network which connects users'
                                    telephone equipment to the telephone exchange. Also
                                    referred to as the Access Network.

Mbps..............................  "Megabits per second." A measure of the information-carrying capacity of a circuit.

MDU...............................  "Multiple Dwelling Unit." Generally, an apartment or condominium building or complex.

MSO...............................  "Multiple System Operator." A term applied to cellular operators and cable television providers that hold
                                    franchises that allow them to provide their services in
                                    different cities.

NGDLC.............................  "Next Generation Digital Loop Carrier." A generation of
                                    DLCs which incorporates a fiber-optic connection between
                                    the HDT and the COT.

NIC...............................  "Network Interface Card." An add-in circuit board that enables a computer to connect to a LAN.

OEM...............................  "Original Equipment Manufacturer."

ONU...............................  "Optical Network Unit." A pedestal device located near the customer premise which receives the optical signal
                                    from the HDT and converts the signal back to a
                                    traditional electrical signal.

Pairgain..........................  Technology that increases the line capacity of traditional copper twisted pair.

Passband Modulation Electronics...  Electronic circuitry that enables the modulation of baseband signals to increase the information-carrying
                                    capacity of a circuit over a given distance. Examples
                                    include xDSL and ISDN.

PCS...............................  "Personal Communications System." A two-way fully digital wireless telecommunications system operating in
                                    the 1.8 GHz-2.4 GHz frequency band in the U.S.

POTS..............................  "Plain Old Telephone Service." Basic telephone service with no enhanced features such as call waiting,
                                    conference calling or call forwarding.

PSTN..............................  "Public Switched Telephone Network." Domestic
                                    telecommunications network commonly accessed by
                                    telephones, PBXs and other devices.

PTT...............................  "Post Telegraph-Telephone." The incumbent traditional communications monopoly in a particular country. In many
                                    countries, it is or was a government-owned system.

RBOC..............................  "Regional Bell Operating Company." One of the companies created by the divestiture of the local exchange
                                    business by AT&T. These currently include Ameritech,
                                    Bell Atlantic (including NYNEX), BellSouth, SBC
                                    Communications (including Pacific Telesis) and U S WEST.

RF................................  "Radio Frequency." Range of electromagnetic frequencies above audio range and below visible light.

SDH...............................  "Synchronous Digital Hierarchy." International version of SONET standard for high speed fiber optic, digital
                                    transmission networks.

SONET.............................  "Synchronous Optical NETwork." Network architecture that allows fiber optic transmission of voice, video and data
                                    at very high speeds.

WAN...............................  "Wide Area Network." A data network that interconnects
                                    LANs.

xDSL..............................  Generic term to describe a variety of point-to-point network access technologies that allow voice, data and
                                    video to be transported over twisted pair copper wire in
                                    the local loop, at higher transmission speeds over given
                                    distances.

                               RELTEC CORPORATION
            INDEX TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

Independent Auditors' Report.........................................................        F-2

Consolidated Balance Sheets as of December 31, 1996 and 1997.........................        F-3

Consolidated and Combined Statements of Operations for the seven months ended July
31, 1995 (Predecessor A), the five months ended December 31, 1995, and for the years
ended December 31, 1996 and 1997.....................................................        F-4

Consolidated and Combined Statements of Cash Flows for the seven months ended July
31, 1995 (Predecessor A), the five months ended December 31, 1995, and for the years
ended December 31, 1996 and 1997.....................................................        F-5

Consolidated Statements of Stockholders' Equity for the five months ended December
31, 1995 and for the years ended December 31, 1996 and 1997 and Combined Statement of
Parent Company Investment (Predecessor A) for the seven months ended July 31, 1995...        F-6

Notes to the Consolidated and Combined Financial Statements..........................        F-7

                          INDEPENDENT AUDITORS' REPORT

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS
OF RELTEC CORPORATION

    We have audited the accompanying consolidated balance sheets of RELTEC Corporation and its subsidiaries (the "Company") as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1997 and 1996, and the five month period ended December 31, 1995 and RELTEC Corporation's ("Predecessor A") combined statements of operations, parent company investment and cash flows for the seven month period ended July 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of RELTEC Corporation and its subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for the years ended December 31, 1997 and 1996, and the five month period ended December 31, 1995 and the combined results of operations and cash flows of RELTEC Corporation (Predecessor A) for the seven months ended July 31, 1995 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
Cleveland, Ohio
February 24, 1998

                               RELTEC CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                        (IN MILLIONS, EXCEPT SHARE DATA)

                                                                                              AS OF DECEMBER 31,
                                                                                       --------------------------------
                                                                                            1996             1997
                                                                                       ---------------  ---------------
ASSETS
Current assets:
  Cash and cash equivalents..........................................................     $     8.7        $    11.9
  Accounts receivable, net...........................................................         108.6            141.4
  Inventories........................................................................          77.6             94.7
  Receivable from seller.............................................................           5.0            -
  Deferred income taxes..............................................................          23.6             26.7
  Other current assets...............................................................           8.3             18.4
                                                                                             ------           ------
Total current assets.................................................................         231.8            293.1
Property, plant and equipment:
  Land...............................................................................           3.7              3.7
  Buildings and improvements.........................................................          28.8             33.7
  Machinery and equipment............................................................          90.7            116.7
                                                                                             ------           ------
Total................................................................................         123.2            154.1
Less: accumulated depreciation.......................................................          20.3             42.7
                                                                                             ------           ------
Property, plant and equipment, net...................................................         102.9            111.4
Goodwill and intangible assets, net..................................................         394.7            384.0
Other noncurrent assets..............................................................          10.9             16.1
                                                                                             ------           ------
Total assets.........................................................................     $   740.3        $   804.6
                                                                                             ------           ------
                                                                                             ------           ------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of debt.........................................................     $    12.6        $    20.9
  Accounts payable...................................................................          70.5             78.8
  Accrued compensation...............................................................          22.1             28.3
  Other current liabilities..........................................................          37.1             37.9
                                                                                             ------           ------
Total current liabilities............................................................         142.3            165.9
Long-term debt.......................................................................         276.1            250.3
Deferred income taxes................................................................          15.0              9.8
Retirement and other benefits........................................................          26.2             24.7
Other noncurrent liabilities.........................................................           6.3              6.0
Preferred stock, $.01 par value, 1,000,000 shares authorized; 1,000 shares of Series
  A redeemable preferred stock issued and outstanding with $1,000 per share
  redemption value at December 31, 1996 and 1997, respectively.......................           1.0              1.0
Redeemable common stock, $.01 par value; 295,104 shares issued and outstanding.......           3.4              3.4
Commitments and contingencies (Notes 9, 10 and 17)
Stockholders' equity:
  Common stock, $.01 par value; 60,000,000 shares authorized, 45,631,675 and
    49,743,504 shares issued and outstanding at December 31, 1996 and 1997,
    respectively.....................................................................           0.5              0.5
  Additional paid-in capital.........................................................         289.4            341.2
  Accumulated deficit................................................................         (28.6)            (3.7)
Currency translation adjustment......................................................           8.7              5.5
                                                                                             ------           ------
Total stockholders' equity...........................................................         270.0            343.5
                                                                                             ------           ------
Total liabilities and stockholders' equity...........................................     $   740.3        $   804.6
                                                                                             ------           ------
                                                                                             ------           ------

   The accompanying notes are an integral part of these financial statements.

                               RELTEC CORPORATION

               CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS

                        (IN MILLIONS, EXCEPT SHARE DATA)

                                               PREDECESSOR A                           YEAR ENDED DECEMBER 31,
                                            SEVEN MONTHS ENDED   FIVE MONTHS ENDED   ----------------------------
                                               JULY 31, 1995     DECEMBER 31, 1995       1996           1997
                                            -------------------  ------------------  -------------  -------------
Net sales.................................            $288.3                $225.5          $689.4         $887.2
Cost of sales.............................              205.3                166.2           482.9          633.4
                                            -------------------  ------------------  -------------  -------------
Gross profit..............................               83.0                 59.3           206.5          253.8
Operating expenses:
  Research and product engineering........               27.1                 18.3            46.5           55.7
  Selling and administrative..............               39.1                 27.6            75.7           94.1
  Goodwill and intangible amortization....               11.6                  9.0            24.5           31.9
  Write-off of acquired in-process
    research and development..............               32.9                 35.3             8.9            0.7
  Other (income) expense..................         --                          0.9            (0.2)          (1.8)
                                            -------------------  ------------------  -------------  -------------
Total operating expenses..................              110.7                 91.1           155.4          180.6
                                            -------------------  ------------------  -------------  -------------
Operating income (loss)...................              (27.7  )             (31.8 )          51.1           73.2
Interest expense..........................               19.0                 12.5            25.6           18.6
                                            -------------------  ------------------  -------------  -------------
Income (loss) before income taxes and
  extraordinary charge....................              (46.7  )             (44.3 )          25.5           54.6
Income tax provision (benefit)............              (14.1  )             (13.9 )          17.4           29.6
                                            -------------------  ------------------  -------------  -------------
Income (loss) before extraordinary
  charge..................................              (32.6  )             (30.4 )           8.1           25.0
Extraordinary charge, net of tax
  benefit.................................         --                   --                     6.3       --
                                            -------------------  ------------------  -------------  -------------
Net income (loss).........................             $(32.6  )            $(30.4 )         $ 1.8         $ 25.0
                                            -------------------  ------------------  -------------  -------------
                                            -------------------  ------------------  -------------  -------------
Earnings per common share data (Note 1):
Basic earnings (loss) per common share:
  Income (loss) before extraordinary
    charge................................                                  $(0.88 )         $0.20          $0.51
  Extraordinary charge....................                              --                   (0.16)      --
                                                                 ------------------  -------------  -------------
  Net income (loss).......................                                  $(0.88 )         $0.04          $0.51
                                                                 ------------------  -------------  -------------
                                                                 ------------------  -------------  -------------
Weighted average shares outstanding.......                              34,363,638      39,498,277     48,837,053

Diluted earnings (loss) per common share:
  Income (loss) before extraordinary
    charge................................                                  $(0.88 )         $0.20          $0.50
  Extraordinary charge....................                              --                   (0.16)      --
                                                                 ------------------  -------------  -------------
  Net income (loss).......................                                  $(0.88 )         $0.04          $0.50
                                                                 ------------------  -------------  -------------
                                                                 ------------------  -------------  -------------
Weighted average shares and options
  outstanding.............................                              34,363,638      39,834,904     49,705,758

   The accompanying notes are an integral part of these financial statements.

                               RELTEC CORPORATION

               CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

                                 (IN MILLIONS)

                                                          PREDECESSOR A     FIVE MONTHS
                                                          SEVEN MONTHS         ENDED          YEAR ENDED DECEMBER 31,
                                                              ENDED        DECEMBER 31,    ------------------------------
                                                          JULY 31, 1995        1995            1996            1997
                                                         ---------------  ---------------  -------------  ---------------
Operating activities:
  Net income (loss)....................................     $   (32.6)       $   (30.4)      $     1.8       $    25.0
  Adjustments to net income (loss) to arrive at cash
    provided by (used for) operating activities:
    Depreciation and amortization......................          21.0             15.6            42.6            53.7
    Amortization of deferred financing fees............        --                  0.7             1.2             0.3
    Write-off of acquired in-process research and
      development and inventory acquisition step-up....          32.9             46.6            10.2             0.7
    Deferred income taxes..............................         (14.5)           (18.4)          (12.0)           (7.5)
    Extraordinary charge, net of tax benefit...........        --               --                 6.3          --
    Changes in operating assets and liabilities
      excluding the effect of acquisitions:
      Accounts receivable, net.........................          (5.9)             1.1           (28.3)          (26.3)
      Inventories......................................          (0.1)            (6.6)           (5.5)          (12.0)
      Accounts payable.................................           3.7              7.7            23.6             5.6
      Receivable from seller...........................        --               --                 7.4             5.0
      License termination..............................        --               --              --               (11.0)
      Other assets and liabilities.....................         (11.1)             3.0            14.3             0.4
                                                               ------           ------     -------------        ------
Net cash provided by (used for) operating activities...          (6.6)            19.3            61.6            33.9

Investing activities:
  Rainford Acquisition, net of $2.5 million cash
    acquired...........................................        --               --               (95.0)         --
  Other acquisitions and investments, net of cash
    acquired...........................................        --               --              --               (29.0)
  Purchases of property, plant and equipment...........          (6.3)            (5.5)          (16.9)          (26.5)
  Investment in new business systems...................        --               --              --                (8.7)
                                                               ------           ------     -------------        ------
Net cash used for investing activities.................          (6.3)            (5.5)         (111.9)          (64.2)

Financing activities:
  New Credit Facility net borrowings (repayments)......        --               --               275.4           (20.6)
  Money Market lines of credit net borrowings..........        --               --              --                 3.7
  Other debt net borrowings (repayments)...............        --               --                 0.6            (0.6)
  Senior Term Facilities borrowings (repayments).......        --                 25.0          (195.0)         --
  Old Revolving Facility net repayments................        --                (13.4)          (27.1)         --
  Bridge Loan repayments...............................        --                (25.0)         --              --
  Financing fees paid..................................        --               --                (1.6)         --
  Common stock issuances...............................        --                  1.5             2.5            51.8
  Common stock repurchases.............................        --               --                (0.2)           (0.7)
  Preferred stock dividends............................        --               --              --                (0.1)
  Net transfers from Parent Company....................          14.9           --              --              --
                                                               ------           ------     -------------        ------
Net cash provided by (used for) financing activities...          14.9            (11.9)           54.6            33.5
Net increase in cash and cash equivalents..............           2.0              1.9             4.3             3.2
Cash and cash equivalents, beginning of period.........           0.5              2.5             4.4             8.7
                                                               ------           ------     -------------        ------
Cash and cash equivalents, end of period...............     $     2.5        $     4.4       $     8.7       $    11.9
                                                               ------           ------     -------------        ------
                                                               ------           ------     -------------        ------

   The accompanying notes are an integral part of these financial statements.

                               RELTEC CORPORATION

        COMBINED STATEMENT OF PARENT COMPANY INVESTMENT (PREDECESSOR A)

                                 (IN MILLIONS)

                                                    COMMON STOCK       ADDITIONAL
                                                --------------------     PAID-IN      ACCUMULATED     CURRENCY
                                                       AMOUNT            CAPITAL      INVESTMENT     TRANSLATION     TOTAL
                                                --------------------  -------------  -------------  -------------  ---------
As of January 1, 1995.........................     --      $  --        $  --          $   155.2      $  --        $   155.2
Net loss......................................     --         --           --              (32.6)        --            (32.6)
Net Transfers to Parent Company...............     --         --           --              (22.6)        --            (22.6)
                                                ---------  ---------        -----         ------          -----    ---------
As of July 31, 1995...........................     --      $  --        $  --          $   100.0      $  --        $   100.0
                                                ---------  ---------        -----         ------          -----    ---------
                                                ---------  ---------        -----         ------          -----    ---------

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                        (IN MILLIONS, EXCEPT SHARE DATA)

                                                 COMMON STOCK         ADDITIONAL    ACCUMULATED
                                           -------------------------    PAID-IN     INVESTMENT      CURRENCY
                                              SHARES       AMOUNT       CAPITAL      (DEFICIT)     TRANSLATION     TOTAL
                                           ------------  -----------  -----------  -------------  -------------  ---------
As of August 1, 1995.....................    29,000,000   $     0.3    $   143.9     $  --          $  --        $   144.2
Common stock issuances...................     7,306,600         0.1         36.4        --             --             36.5
Net loss.................................       --           --           --             (30.4)        --            (30.4)
                                           ------------         ---   -----------       ------          -----    ---------
As of December 31, 1995..................    36,306,600         0.4        180.3         (30.4)        --            150.3

Common stock issuances...................     9,658,179         0.1        112.7        --             --            112.8
Common stock repurchases.................       (38,000)     --             (0.2)       --             --             (0.2)
Reclassification of redeemable common
  stock..................................      (295,104)     --             (3.4)       --             --             (3.4)
Currency translation adjustment..........       --           --           --            --                8.7          8.7
Net income...............................       --           --           --               1.8         --              1.8
                                           ------------         ---   -----------       ------          -----    ---------
As of December 31, 1996..................    45,631,675         0.5        289.4         (28.6)           8.7        270.0
Common stock issuances...................     4,192,699      --             52.5        --             --             52.5
Common stock repurchases.................       (80,870)     --             (0.7)       --             --             (0.7)
Redeemable preferred stock dividends
  ($105 per share).......................       --           --           --              (0.1)        --             (0.1)
Currency translation adjustment..........       --           --           --            --               (3.2)        (3.2)
Net income...............................       --           --           --              25.0         --             25.0
                                           ------------         ---   -----------       ------          -----    ---------
As of December 31, 1997..................    49,743,504   $     0.5    $   341.2     $    (3.7)     $     5.5    $   343.5
                                           ------------         ---   -----------       ------          -----    ---------
                                           ------------         ---   -----------       ------          -----    ---------

   The accompanying notes are an integral part of these financial statements.

                               RELTEC CORPORATION

          NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF OPERATIONS

    RELTEC Corporation ("RELTEC" or the "Company") was formed in July 1995 by management and partnerships affiliated with Kohlberg Kravis Roberts & Co., L.P. to acquire Reliance Comm/Tec Corporation ("Reliance Comm/Tec") from the Reliance Electric Company ("Reliance"), a subsidiary of Rockwell International Corporation ("Rockwell") (the "RELTEC Acquisition"). Rockwell acquired Reliance effective January 1995 (the "Rockwell Acquisition"). For the seven month period ended July 31, 1995 the Company is referred to as Predecessor A. The Company was incorporated in July 1995 as K-Tec Holdings, Inc. In October 1995, the Company changed its name to RELTEC Holdings, Inc., and in January 1998, the Company changed its name to RELTEC Corporation.

    The Company is a provider of a broad range of systems, products and services to wireline and wireless service providers and telecommunications OEMs in North America and around the globe. Most of the Company's systems, products and services can be found in the access portion of the telecommunications network, also referred to as the "local loop."

    The RELTEC Acquisition totaled approximately $475.0 million excluding $18.0 million of related acquisition and financing costs. The purchase price was subsequently decreased by $7.1 million in 1995 to account for changes in the Company's working capital which occurred during the sale process. This amount plus accrued interest was received by the Company in 1996. During 1996, the purchase price was decreased by an additional $5.0 million as a result of the loss of certain business activities as specified in the purchase agreement. This amount was received by the Company in 1997.

SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION AND COMBINATION

    The consolidated financial statements include the accounts of RELTEC Corporation and its subsidiaries.

    All significant intercompany balances and transactions have been eliminated. RELTEC's investments in 20% to 50% owned companies in which it has the ability to exercise significant influence over operating and financial policies are accounted for using the equity method.

    The combined financial statements of Predecessor A include the telecommunications equipment manufacturing and service businesses which were operated by Reliance and are presented on a basis which reflects Rockwell's acquisition of Reliance. The Rockwell Acquisition was accounted for as a purchase. As such, effective January 1995 a portion of Rockwell's purchase price has been allocated to Predecessor A's assets and liabilities. The combined financial statements of Predecessor A do not include any purchase price adjustments related to the Company's acquisition of Reliance Comm/Tec.

    The combined statement of operations includes allocations of certain Reliance corporate expenses (refer to Note 16 for further discussion). RELTEC's management believes the allocations are reasonable; however, these allocated expenses are not necessarily indicative of expenses that would have been incurred by RELTEC on a stand-alone basis.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the

                               RELTEC CORPORATION

1. ORGANIZATION AND NATURE OF OPERATIONS (CONTINUED) reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    CASH AND CASH EQUIVALENTS

    Cash equivalents include all highly-liquid investments with an original purchased maturity of three months or less and are stated at cost, which approximates market value. At December 31, 1996, cash and cash equivalents included $1.7 million of cash restricted for use in the completion of a contract.

    INVENTORIES

    Inventories are valued at the lower of cost or market and are stated on a first-in, first-out (FIFO) cost basis. Predecessor A maintained inventories on the last-in, first-out (LIFO) cost basis.

    EARNINGS (LOSS) PER COMMON SHARE

    In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128--"Earnings Per Share" ("SFAS 128"). This statement established standards for computing and presenting earnings per share. The Company adopted the provisions of SFAS 128 in 1997. Basic earnings per share is computed using the weighted average number of common shares outstanding during the year; diluted earnings per share is computed after consideration of the dilutive effect of stock options.

    The following table reconciles net income (loss) available for common stockholders and the weighted average shares outstanding for basic and diluted earnings per share for the periods presented.

                                                                        FIVE MONTHS
                                                                           ENDED       YEAR ENDED DECEMBER 31,
                                                                        DECEMBER 31,  --------------------------
                                                                            1995          1996          1997
                                                                        ------------  ------------  ------------
Net income (loss).....................................................       $(30.4)         $1.8         $25.0
Less: preferred stock dividends.......................................           --            --          (0.1 )
                                                                        ------------  ------------  ------------
Net income (loss) available to common stockholders....................       $(30.4 )        $1.8         $24.9
                                                                        ------------  ------------  ------------
                                                                        ------------  ------------  ------------

Basic earnings (loss) per common share:
Weighted average common shares outstanding............................   34,363,638    39,498,277    48,837,053
Basic earnings (loss) per common share................................       $(0.88 )       $0.04         $0.51

Diluted earnings (loss) per common share:
Weighted average common shares outstanding............................   34,363,638    39,498,277    48,837,053
Add: effect of dilutive options.......................................           --       336,627       868,705
                                                                        ------------  ------------  ------------
                                                                         34,363,638    39,834,904    49,705,758
                                                                        ------------  ------------  ------------
                                                                        ------------  ------------  ------------
Diluted earnings (loss) per common share..............................       $(0.88 )       $0.04         $0.50

    Basic and diluted earnings (loss) per common share amounts for the year ended December 31, 1996 include the effect of an extraordinary charge of $6.3 million or $(0.16) per share. Refer to Note 4 for further discussion.

                               RELTEC CORPORATION

1. ORGANIZATION AND NATURE OF OPERATIONS (CONTINUED)
    SALES RECOGNITION

    Sales are recognized when goods are shipped or services are provided. Sales on long-term contracts (defined as significant contracts with terms of longer than six months) are recorded on a percentage-of-completion basis, measured by the cost-to-cost method.

    PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment is stated at cost. For financial reporting purposes, depreciation is computed by the straight-line method over the estimated useful lives of the assets. The estimated useful lives are up to 45 years for buildings and improvements and three to 12 years for machinery and equipment. Depreciation is computed principally using accelerated methods for income tax reporting purposes. Depreciation expense was $21.8 million and $18.1 million for the years ended December 31, 1997 and 1996, respectively, and $6.6 million and $9.4 million for the five months ended December 31, 1995 and the seven months ended July 31, 1995, respectively.

    Leasehold improvements are amortized over the shorter of the useful life or the remaining lease term. Significant renewals and betterments which substantially extend the useful life of the asset are capitalized. Upon sale or other disposition of assets, the cost and related accumulated depreciation or amortization are removed from the accounts and the resulting gain or loss, if any, is reflected in income. Maintenance, repairs and renewals of minor amounts are charged to expense as incurred.

    GOODWILL AND INTANGIBLE ASSETS

    The excess of cost over the fair value of net assets of businesses acquired (goodwill) is being amortized, using the straight-line method, over periods ranging from 15 to 25 years for RELTEC and 25 years for Predecessor A. Other intangible assets, primarily patents, are amortized using the straight-line method over the estimated useful lives, ranging up to four years for RELTEC and three to seven years for Predecessor A.

    The Company periodically evaluates the recoverability of goodwill and other intangible assets by comparing the book value of such assets to expected future cash flows, on an undiscounted basis, over the remaining amortization period of the asset.

    PRODUCT WARRANTY

    Product warranty costs are accrued at the time of sale based on historical warranty experience and are adjusted as required to reflect subsequent experience.

    WORKERS' COMPENSATION, PRODUCT AND GENERAL LIABILITY COSTS

    The consolidated financial statements include RELTEC's estimated costs, including costs not reimbursable under insurance contracts, of settling workers' compensation, product and general liability claims. Accruals are determined from historical claims-incurred experience, using actuarial computations of the estimated ultimate settlement cost of such claims, including claims incurred but not yet reported.

                               RELTEC CORPORATION

1. ORGANIZATION AND NATURE OF OPERATIONS (CONTINUED)
    RESEARCH AND DEVELOPMENT COSTS

    Research and development costs are expensed as incurred. Research and development expense for the years ended December 31, 1997 and 1996 was $32.9 million and $28.5 million, respectively, and $10.6 million and $13.7 million for the five months ended December 31, 1995 and seven months ended July 31, 1995, respectively.

    TRANSLATION OF FOREIGN CURRENCIES

    Assets and liabilities of non-U.S. subsidiaries are translated into U.S. dollars at the period-end exchange rate. Operating results are translated at the average exchange rate for the period. The related translation adjustments are accumulated in equity. Foreign currency gains (losses) resulting from transactions are included in the statements of operations. Transaction gains (losses) for the periods presented were not significant to RELTEC's results of operations.

    ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT COSTS AND INVENTORY ACQUISITION
     STEP-UP

    In connection with the RELTEC Acquisition and Rockwell Acquisition of the Company and certain acquisitions by the Company, a portion of each purchase price was allocated to in-process research and development costs and inventory acquisition step-up. Subsequent to the acquisition dates, certain of these amounts were expensed. The Company relied upon independent valuations to determine the amount of acquired in-process research and development costs and believes that the write-off of these costs was appropriate because there is no alternative use for these research and development projects. For the years ended December 31, 1997 and 1996, and the five months ended December 31, 1995 the amounts for acquired in-process research and development costs and inventory acquisition step-up were $0.7 million, $10.2 million and $46.6 million, respectively. Predecessor A's financial statements for the seven month period ended July 31, 1995 include a charge of $32.9 million for the write-off of acquired in-process research and development costs related to the Rockwell Acquisition.

    OTHER (INCOME) EXPENSE

    During 1997, the Company entered into a strategic vendor relationship with NextWAVE Telecom Inc. ("NextWAVE"). In support of this relationship, RELTEC made an investment of $5.0 million in NextWAVE in the form of a 9.0% promissory note which was due in January 1998 and has not been collected by the Company. The Company has not recorded accrued interest and believes that, as of December 31, 1997, there has been an impairment in the value of the promissory note. As such, the Company recorded a reserve of $5.0 million against the aggregate carrying value of its investment in NextWAVE. This amount is recorded as other expense in the statement of operations for the year ended December 31, 1997.

    Also recorded in the statement of operations as other income is a $6.5 million curtailment gain resulting from the benefit accrual freeze of the Company's U.S. defined benefit plans at December 31, 1997 (refer to Note 14 for further discussion).

    FAIR VALUES AND CONCENTRATION OF CREDIT RISK

    The recorded value of RELTEC's financial instruments, which includes accounts receivable and accounts payable, approximates market value. The carrying value of RELTEC's long-term debt is

                               RELTEC CORPORATION

1. ORGANIZATION AND NATURE OF OPERATIONS (CONTINUED) considered to approximate fair value based on the borrowing rates currently available for loans with similar terms and maturities.

    Receivables are from a diverse group of customers in the telecommunications industry and are generally unsecured. RELTEC maintains a reserve for potential losses.

    NEW ACCOUNTING PRONOUNCEMENTS

    In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 130--"Reporting Comprehensive Income" ("SFAS 130"). This Statement discusses how to report and display comprehensive income and its components in a full set of general-purpose financial statements. Also in June of 1997, the FASB issued Statement of Financial Accounting Standards No. 131--"Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). This Statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports issued to shareholders. SFAS 130 and SFAS 131 must be implemented by RELTEC in 1998. The Company has not completed its evaluation of these statements, but does not anticipate a material impact on the consolidated financial statements from the adoption of the additional disclosure requirements of these accounting standards.

2. ACQUISITIONS

    The Company's acquisitions have been accounted for as purchases. Accordingly, for financial reporting purposes an allocation of the purchase price has been made using estimated fair market values of the assets acquired and liabilities assumed as of the acquisition date in accordance with Accounting Principles Board Opinion No. 16--"Business Combinations". The results of these acquisitions have been included in the accompanying consolidated financial statements since the respective dates of acquisition.

    CUSTOM DESIGN TELEPHONE SYSTEMS, INC.

    In October 1997, the Company acquired all of the capital stock of Custom Design Telephone Systems, Inc. ("CDTS") for a maximum purchase price of $27.0 million. Based in St. Louis, Missouri, CDTS is a provider of integrated telecommunications services. Of the $27.0 million purchase price, approximately $18.0 million was paid on October 30, 1997. The remaining portion of the purchase price is contingently payable based on the achievement of certain financial targets. At December 31, 1997, the Company has recorded a $6.0 million liability for the estimated final purchase price payment. Approximately $18.5 million of the purchase price has been assigned to goodwill and is being amortized over 25 years.

    FIRE NETWORKS, INC.

    In September 1997, the Company acquired the assets of Fire Networks, Inc. ("Fire") for $1.0 million. Fire is a Dallas, Texas start-up company specializing in the design and manufacture of xDSL equipment which enables the simultaneous transmission of voice and data services over an existing copper telephone wire. In conjunction with this acquisition, approximately $0.7 million of the purchase price has been assigned to acquired in-process research and development. This amount was written-off subsequent to the purchase price allocation.

                               RELTEC CORPORATION

2. ACQUISITIONS (CONTINUED)
    BALLYNAHINCH MANUFACTURING OPERATIONS

    In June 1997, the Company acquired the assets of the Ballynahinch manufacturing operations ("Bally"), located in County Down, Northern Ireland. The cost of this acquisition was $4.1 million. Bally specializes in electrical manufacturing capabilities and complements the Company's other operations that provide integrated outdoor mobile radio base station enclosures for wireless communications networks.

    RAINFORD GROUP PLC

    On September 3, 1996, the Company acquired substantially all of the outstanding shares of Rainford Group plc ("Rainford"), a European manufacturer of base station cabinet enclosure systems and supplier of electromagnetic protection equipment and systems to the telecommunications equipment industry for $134.3 million, including $6.7 million of acquisition fees (the "Rainford Acquisition"). The Rainford Acquisition was consummated with $97.5 million of cash, $34.4 million (2,991,388 shares) of RELTEC common stock and $2.4 million of Rainford stock options converted into RELTEC stock options. Approximately $101.2 million of the purchase price was assigned to goodwill, which is being amortized over 15 years, and $8.9 million of the purchase price was allocated to acquired in-process research and development and immediately written-off. As required by current accounting standards, no provision for deferred income taxes was established for the acquired in-process research and development.

    In connection with the Rainford Acquisition, 2,951,044 shares of Common Stock were issued in exchange for certain shares of Rainford Common Stock held for the benefit of Barry Houghton and his family (the "Settlements") pursuant to certain settlement agreements. Subject to certain limitations, upon Barry Houghton ceasing for any reason to be employed by the Company or any of its subsidiaries the Settlements shall be entitled to sell to the Company, and the Company shall be required to purchase, up to 10% of the shares of Common Stock held by the Settlements at fair market value on the date of his termination. Related to this agreement, the Company has reclassified the fair market value of 295,104 shares of Common Stock to redeemable Common Stock. However, the Company does not consider the redemption of Common Stock pursuant to the put agreement described above to be probable (refer to Note 18 for further discussion). At December 31, 1997 the fair market value of the redeemable Common Stock was $5.5 million.

    The following pro forma financial information has been prepared assuming that the RELTEC and Rainford Acquisitions (collectively, the "Acquisitions") occurred on January 1, 1995 and excludes the effects of the Rockwell Acquisition. One-time nonrecurring charges for the write-off of acquired in-process research and development costs and inventory acquisition step-up write-off have also been excluded:

                                                                             YEAR ENDED DECEMBER
                                                                                     31,
                                                                             --------------------
                                                                               1995       1996
                                                                             ---------  ---------

                                                                                (IN MILLIONS)
Net sales..................................................................  $   641.2  $   742.2
Operating income...........................................................       17.5       49.8
Net income (loss) before extraordinary charge..............................      (18.9)       8.8

    The pro forma financial information is unaudited and not necessarily indicative of the operating results that would have occurred had the Acquisitions been consummated as of January 1, 1995, nor is it necessarily indicative of future operating results.

                               RELTEC CORPORATION

3. GEOGRAPHIC AND MARKET DATA

    The Company operates in a single industry segment, the global telecommunications equipment market. This segment includes integrated systems, products and services used for voice, video and data communications.

    For the year ended December 31, 1997, two customers represented approximately 16.5% and 11.0%, respectively, of RELTEC's net sales. For the year ended December 31, 1996, one customer represented approximately 16.2% of RELTEC's net sales. Export sales were less than 10.0% of RELTEC's net sales for the year ended December 31, 1997 and approximately 11.5% of RELTEC's net sales for the year ended December 31, 1996.

    The following tables summarize financial information of the Company by groupings and geographic region:

                                SEVEN MONTHS    FIVE MONTHS      YEAR ENDED DECEMBER
                                    ENDED          ENDED                 31,
                                  JULY 31,      DECEMBER 31,    ---------------------
                                    1995            1995           1996       1997
                                -------------  --------------   ----------  ---------
                                                    (IN MILLIONS)
Net Sales:
    Access Systems............    $    53.8          $ 44.7         $192.3  $   283.6
    Integrated Wireless
Solutions.....................         43.9            33.8          140.4      195.3
    Network Components and
Services......................        190.6           147.0          356.7      408.3
                                     ------          ------     ----------  ---------
Total.........................    $   288.3          $225.5         $689.4  $   887.2
                                     ------          ------     ----------  ---------
                                     ------          ------     ----------  ---------

                                SEVEN MONTHS    FIVE MONTHS      YEAR ENDED DECEMBER
                                    ENDED          ENDED                 31,
                                  JULY 31,      DECEMBER 31,    ---------------------
                                    1995            1995           1996       1997
                                -------------  --------------   ----------  ---------
                                                    (IN MILLIONS)
Net Sales:
U.S.:
    Sales to customers........    $   279.7          $219.6         $621.0  $   714.1
    Sales to affiliates.......          7.9             5.9            8.4       10.9
Europe:
    Sales to customers........       --             --                38.4      129.4
    Sales to affiliates.......       --             --              --         --
Other International:
    Sales to customers........          8.6             5.9           30.0       43.7
    Sales to affiliates.......          4.8             3.5           10.0        5.5
Eliminations..................        (12.7)           (9.4)         (18.4)     (16.4)
                                     ------          ------     ----------  ---------
Total.........................    $   288.3          $225.5         $689.4  $   887.2
                                     ------          ------     ----------  ---------
                                     ------          ------     ----------  ---------

                               RELTEC CORPORATION

3. GEOGRAPHIC AND MARKET DATA (CONTINUED)
    Sales between geographic regions are generally priced to recover cost plus an appropriate markup for profit.

                                                                                 AS OF
                                                                              DECEMBER 31,
                                                                          --------------------
                                                                            1996       1997
                                                                          ---------  ---------

                                                                             (IN MILLIONS)
Identifiable Assets:
    U.S.................................................................  $   536.8  $   589.1
    Europe..............................................................      174.5      170.9
    Other International.................................................       29.0       44.6
                                                                          ---------  ---------
Total...................................................................  $   740.3  $   804.6
                                                                          ---------  ---------
                                                                          ---------  ---------

                                               FIVE MONTHS
                                SEVEN MONTHS      ENDED          YEAR ENDED
                                    ENDED       DECEMBER        DECEMBER 31,
                                  JULY 31,         31,      --------------------
                                    1995          1995        1996       1997
                                -------------  -----------  ---------  ---------
                                                 (IN MILLIONS)
Operating Profit (Loss):
    U.S.......................    $   (27.1)    $   (32.2)  $    46.5  $    71.1
    Europe....................       --            --             0.1        1.5
    Other International.......         (0.6)          0.4         4.5        0.6
                                     ------    -----------  ---------  ---------
Total.........................    $   (27.7)    $   (31.8)  $    51.1  $    73.2
                                     ------    -----------  ---------  ---------
                                     ------    -----------  ---------  ---------

4. EXTRAORDINARY CHARGE

    During 1996, the Company recorded an extraordinary charge of $6.3 million, net of a $3.3 million tax benefit, related to the accelerated amortization of deferred financing fees. The Old Credit Facility entered into as part of the RELTEC Acquisition was extinguished and a New Credit Facility was established (refer to Note 9 for further discussion).

5. INVENTORIES

    Inventories consisted of the following:

                                                                                      AS OF
                                                                                   DECEMBER 31,
                                                                               --------------------
                                                                                 1996       1997
                                                                               ---------  ---------
                                                                                  (IN MILLIONS)
Raw materials................................................................  $    48.3  $    58.4
Work-in-process..............................................................       10.8       18.8
Finished goods...............................................................       18.5       17.5
                                                                               ---------  ---------
Total........................................................................  $    77.6  $    94.7
                                                                               ---------  ---------
                                                                               ---------  ---------

                               RELTEC CORPORATION

6. GOODWILL, INTANGIBLE ASSETS AND OTHER NONCURRENT ASSETS

    Goodwill, intangible assets and other noncurrent assets consisted of the following:

                                                                                    AS OF
                                                                                 DECEMBER 31,
                                                                             --------------------
                                                                               1996       1997
                                                                             ---------  ---------
                                                                                (IN MILLIONS)
Goodwill, net..............................................................  $   353.9  $   355.0
Intangible assets, net.....................................................       40.8       29.0
                                                                             ---------  ---------
Total......................................................................  $   394.7  $   384.0
                                                                             ---------  ---------
                                                                             ---------  ---------

Capitalized software.......................................................  $  --      $     8.7
Investments in affiliates..................................................        2.7        3.2
Deferred financing fees....................................................        1.6        1.3
Construction funds in escrow...............................................        5.2     --
Other......................................................................        1.4        2.9
                                                                             ---------  ---------
Total......................................................................  $    10.9  $    16.1
                                                                             ---------  ---------
                                                                             ---------  ---------

    Capitalized software represents costs associated with the Company's implementation of new business systems, which is currently in process. Amortization of these costs will begin at the in-service date and be computed by the straight-line method over an estimated useful life ranging from three to five years. Deferred financing fees are amortized over the term of the related financing and are classified as interest expense in the accompanying consolidated statements of operations.

7. MISCELLANEOUS FINANCIAL INFORMATION

                                                                                     AS OF
                                                                                  DECEMBER 31,
                                                                              --------------------
                                                                                1996       1997
                                                                              ---------  ---------
                                                                                 (IN MILLIONS)
Allowance for doubtful accounts.............................................  $     2.4  $     3.1
Goodwill--accumulated amortization..........................................       17.4       35.1
Intangible assets--accumulated amortization.................................       16.1       30.3

                               RELTEC CORPORATION

8. OTHER CURRENT LIABILITIES

    Other current liabilities consisted of the following:

                                                                                      AS OF
                                                                                   DECEMBER 31,
                                                                               --------------------
                                                                                 1996       1997
                                                                               ---------  ---------
                                                                                  (IN MILLIONS)
Accrued warranty.............................................................  $     7.0  $     9.0
CDTS acquisition payment.....................................................     --            6.0
Contract termination.........................................................     --            4.2
Income taxes payable.........................................................        5.2        2.2
Interest payable.............................................................        1.5        1.8
License termination..........................................................       11.0     --
Other........................................................................       12.4       14.7
                                                                               ---------  ---------
Total........................................................................  $    37.1  $    37.9
                                                                               ---------  ---------
                                                                               ---------  ---------

    The CDTS acquisition payment represents the estimated remaining portion of the purchase price which the Company expects to pay in 1998. The contract termination represents estimated costs for the settlement of a contract assumed with the Rainford Acquisition. The license termination liability represents the settlement of a license agreement with a third party and was paid in 1997.

9. DEBT

    In connection with the RELTEC Acquisition, the Company entered into the $325.0 million Old Credit Facility (the "Old Credit Facility"), providing $195.0 million of term loans and $130.0 million of revolving credit and a $135.0 million bridge loan ("Bridge Loan") with a limited partnership in which KKR Associates, L.P. is the general partner (the "KKR Partnership") (refer to Note 16 for further discussion). In September 1995, the Company converted $35.0 million of the Bridge Loan into common equity and repaid $25.0 million of the Bridge Loan from proceeds of borrowings under the Old Credit Facility. During August, 1996, the KKR Partnership exchanged the Bridge Loan for $74.0 million of Common Stock and $1.0 million of redeemable Preferred Stock. The redeemable Preferred Stock was immediately sold to an unrelated third party.

    In September 1996, the Company extinguished outstanding amounts under the Old Credit Facility and refinanced its borrowings under a new $450.0 million credit facility with a new bank syndicate (the "New Credit Facility") which matures on September 30, 2003. The New Credit Facility consists of a $350.0 million domestic revolving facility ("DRF") and a $100.0 million multi-currency revolving facility ("MCRF"). DRF loans are denominated in U.S. dollars and maintained at the Base Rate or the Euro Rate plus percentage margins as specified in the New Credit Facility. MCRF loans are denominated in U.S. dollars, pounds sterling, deutsche marks and yen and are maintained at the Base Rate or the Euro Rate plus percentage margins as specified in the New Credit Facility. At December 31, 1997 the Base Rate was 8.5% and the Euro Rate ranged from 5.8% to 6.0%. The percentage margins range up to 0.125% for the Base Rate and from 0.325% to 1.375% for the Euro Rate. The New Credit Facility contains provisions to reduce the interest rates and commitment fees if certain leverage ratios are achieved. At December 31, 1997, the weighted average interest rate on the New Credit Facility was 6.92%.

    The New Credit Facility contains provisions for a $30.0 million (or a pound sterling equivalent) short-term credit line as well as letters of credit. The aggregate facility borrowing availability is reduced for

                               RELTEC CORPORATION

9. DEBT (CONTINUED)
amounts outstanding under the short-term credit lines and letters of credit. Amounts outstanding under the short-term credit lines bear interest at the Base Rate plus percentage margins as specified in the Credit Agreement. At December 31, 1997, the New Credit Facility has a facility fee of 0.175% per annum on the total commitment and a letter of credit facility fee of 0.325% per annum on outstanding letters of credit. At December 31, 1997, the aggregate availability under the New Credit Facility was $175.9 million. Interest and commitment fees are payable quarterly. During 1997, interest accrued on the debt obligations at a weighted average interest rate of 7.05% per annum.

    The New Credit Facility contains covenants and provisions that restrict, among other things, the Company's ability to change its business, declare dividends, grant liens, incur additional indebtedness, exceed a leverage ratio, meet or exceed a minimum interest coverage ratio and make certain capital expenditures. The Company was in compliance with these covenants at December 31, 1997. The New Credit Facility is secured by the capital stock of RELTEC's subsidiaries and guaranteed by certain subsidiaries.

    Pursuant to the terms of the New Credit Facility, the available commitment under the New Credit Facility will be reduced from $450.0 million on September 30, 1999 by $35.0 million, and by $35.0 million per year on each September 30 thereafter until balance matures on September 30, 2003. Principal payments are not otherwise required unless the New Credit Facility is required to be reduced for certain changes in the Company's business activities as defined in the Credit Agreement.

    In October 1996, the Company entered into an interest rate swap agreement to reduce its variable interest rate exposure on borrowings under the New Credit Facility. The swap fixes the interest rate at 6.11% on a notional amount of $100.0 million for two years. Interest is payable quarterly beginning January 28, 1997 and is recorded in interest expense. Under the prevailing market rates at December 31, 1997 and 1996, the fair value of the swap agreement was a liability of $0.3 million and $0.5 million, respectively.

    In May 1997, the Company entered into promissory notes with several banks ("Money Market Lines of Credit") for $40.0 million of unsecured and uncommitted credit lines, outside the New Credit Facility. At December 31, 1997, $3.7 million was outstanding at a weighted average interest rate of 7.18%. Borrowings under the Money Market Lines of Credit mature at specified dates less than one year after incurrence.

    The Company also maintains several lines of credit for its non-U.S. affiliates. At December 31, 1997, aggregate borrowings outstanding under these facilities were $3.7 million with interest rates ranging from 6.25% to 9.18%

                               RELTEC CORPORATION

9. DEBT (CONTINUED)
    At December 31, 1997, the Company is also contingently liable for $1.3 million of outstanding letters of credit issued prior to the RELTEC Acquisition.

                                                                                    AS OF
                                                                                 DECEMBER 31,
                                                                             --------------------
                                                                               1996       1997
                                                                             ---------  ---------
                                                                                (IN MILLIONS)
New Credit Facility........................................................  $   275.4  $   254.8
Money Market Lines of Credit...............................................     --            3.7
Capital lease obligation...................................................        9.0        9.0
Other debt.................................................................        4.3        3.7
                                                                             ---------  ---------
Total debt.................................................................      288.7      271.2
Current maturities.........................................................       12.6       20.9
                                                                             ---------  ---------
Total long-term debt.......................................................  $   276.1  $   250.3
                                                                             ---------  ---------
                                                                             ---------  ---------

    Borrowings denominated in British pounds sterling outstanding under the New Credit Facility at December 31, 1997 and 1996 were $79.8 million and $68.4 million, respectively.

    As of December 31, 1997, aggregate maturities of debt obligations in each of the next five years are as follows (in millions):

1998................................................................  $    20.9
1999................................................................        0.3
2000................................................................     --
2001................................................................     --
2002................................................................     --
Thereafter..........................................................      250.0

    Predecessor A's financial statements for the period ended July 31, 1995 include interest expense to the parent company on an inter-company note which carried an interest rate of 4.3%.

    Interest paid was $18.0 million, $26.9 million and $7.8 million for the years ended December 31, 1997 and 1996, and the five months ended December 31, 1995, respectively.

10. LEASES

    RELTEC leases certain facilities and equipment under operating leases, many of which contain renewal options and escalation clauses. Total rental expense was $10.1 million and $6.6 million for the years ended December 31, 1997 and 1996, and $3.1 million and $4.5 million for the five months ended December 31, 1995 and seven months ended July 31, 1995, respectively.

                               RELTEC CORPORATION

10. LEASES (CONTINUED)

    Minimum future rental commitments under operating leases having non-cancelable lease terms in excess of one year are as follows (in millions):

1998...............................................................   $     5.7

1999...............................................................         4.3

2000...............................................................         3.1

2001...............................................................         2.2

2002...............................................................         2.1

Thereafter.........................................................         8.1
                                                                          -----

    Total..........................................................   $    25.5
                                                                          -----
                                                                          -----

    During 1996, the Company entered into a capital lease agreement which requires variable lease payments based on a variable market rate. As of December 31, 1997, the variable rate was 4.3%. As of December 31, 1997, obligations under this capital lease are $0.4 million annually through 2002 and $16.3 million thereafter and include $9.3 million of interest expense.

11. REDEEMABLE PREFERRED STOCK

    During 1996, the Company issued 1,000 shares of Series A Redeemable Preferred Stock (the "Preferred Stock"). The Preferred Stock has annual dividend requirements of $105 per share for each of the years ending December 31, 1996, 1997 and 1998; $115 per share for the year ending December 31, 1999; $125 per share for the year ending December 31, 2000; and $130 per share for each year ending December 31 thereafter. Dividends are cumulative and payable quarterly beginning January 1, 1997. The Company can redeem the Preferred Stock at any time at a redemption price of $1,000 per share plus accrued dividends (the "Redemption Price"). The holders of Preferred Stock can cause the redemption of the Preferred Stock at any time after July 1, 2003 or earlier in the occurrence of a triggering event, as defined in the Preferred Stock Certificate of Designation, at the Redemption Price. The Preferred Stock has no general voting rights.

12. COMMON STOCK AND STOCK OPTION PLAN

    Holders of shares of common stock of RELTEC Corporation ("Common Stock") are entitled to one vote per share on matters to be voted on by the stockholders, and to receive dividends when and as declared by the Board of Directors. Holders of Common Stock are not entitled to preemptive rights and have no subscription, redemption or conversion privileges. The Common Stock does not have cumulative voting rights. The rights, preferences and privileges of holders of Common Stock are subject to the rights of the holders of shares of any series of preferred stock issued or that may be issued in the future. At December 31, 1997 and 1996, loans to employees for the purchase of Common Stock were $0.9 million and $0.6 million, respectively. These amounts have been presented as a reduction of additional paid-in capital.

    On August 1, 1995, RELTEC Corporation adopted the 1995 Stock Purchase and Option Plan for Employees of RELTEC Corporation and Subsidiaries (the "Equity Plan") under which employees of RELTEC may be permitted to purchase common stock and/or be granted options to purchase shares of common stock of RELTEC. In 1996 and 1997, the plan was amended to increase the number of shares which could be issued under the Equity Plan to 5,000,000 and 5,725,000, respectively. At December 31, 1997, 5,148,789 shares were issued under the Equity Plan.

                               RELTEC CORPORATION

12. COMMON STOCK AND STOCK OPTION PLAN (CONTINUED)
    Common Stock options expire in periods ranging from seven to ten years from the date of grant. Approximately sixty percent of the options granted vest proratably over periods of up to five years ("Term Options"). Vesting of the remaining options is dependent on RELTEC achieving certain financial objectives, but in no event later than terms ranging from six years and eleven months to seven years and eleven months ("Performance Options").

    A summary of the changes in the stock options granted under the Equity Plan is as follows:

                                                                              WEIGHTED AVERAGE
                                                                  OPTIONS      EXERCISE PRICE
                                                                ------------  -----------------
Outstanding, August 1, 1995...................................       --           $  --
  Granted.....................................................     1,875,600           5.00
                                                                ------------
Outstanding, December 31, 1995................................     1,875,600           5.00
  Granted.....................................................     1,211,021           9.56
  Forfeited...................................................       (38,000)          5.00
                                                                ------------
Outstanding, December 31, 1996................................     3,048,621           6.81
  Granted.....................................................       897,247          12.50
  Forfeited...................................................      (297,428)          7.53
  Exercised...................................................          (400)          5.00
                                                                ------------
Outstanding, December 31, 1997................................     3,648,040           8.14
                                                                ------------
                                                                ------------

Options exercisable at December 31,:
1995..............................................     --         $  --
1996..............................................    413,639          4.52
1997..............................................  1,128,818          6.19

    Stock options outstanding at December 31, 1997 are as follows:

                                                 OPTIONS OUTSTANDING                      OPTIONS EXERCISABLE
                                   ------------------------------------------------  -----------------------------
                                                WEIGHTED AVERAGE  WEIGHTED AVERAGE               WEIGHTED AVERAGE
                                     NUMBER        REMAINING          EXERCISE         NUMBER        EXERCISE
    RANGE OF EXERCISE PRICES       OUTSTANDING  CONTRACTUAL LIFE        PRICE        EXERCISABLE       PRICE
---------------------------------  -----------  ----------------  -----------------  ----------  -----------------
          $ 2.83-$ 5.00             1,951,053         7.4             $    4.76         880,107      $    4.54
          $10.56-$11.50               807,907         6.2                 11.46         123,294          11.50
          $12.50-$14.97               889,080         8.8                 12.53         125,417          12.50
                                   -----------                                       ----------
                                    3,648,040         7.5                  8.14       1,128,818           6.19

    The Company accounts for the Equity Plan under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," under which no compensation cost has been recognized for all common stock and common stock options issued with a price equal to fair market value. The Company has recognized compensation cost for all common stock and common stock options issued with a price below fair market value. For common stock options, such expense is recognized over the vesting period of the options. In 1997, the Company recognized compensation expense of approximately $0.7 million related to common stock and common stock options issued below fair market value. At December 31, 1997, unrecognized deferred compensation was approximately $0.9 million. Had compensation cost for the Equity Plan been determined consistent with the fair value methodology of Statement of Financial

                               RELTEC CORPORATION

12. COMMON STOCK AND STOCK OPTION PLAN (CONTINUED)
Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), the Company's net income (loss) would have been the following pro forma amounts:

                                                                                  YEAR ENDED
                                                                                 DECEMBER 31,
                                                         FIVE MONTHS ENDED   --------------------
                                                         DECEMBER 31, 1995     1996       1997
                                                        -------------------  ---------  ---------
                                                            (IN MILLIONS, EXCEPT SHARE DATA)
Net income (loss) as reported.........................       $   (30.4)      $     1.8  $    25.0
Pro forma net income (loss)...........................           (30.6)            1.2       24.2
Pro forma earnings (loss) per share:
  Basic...............................................       $   (0.89)      $    0.03  $    0.49
  Diluted.............................................           (0.89)           0.03       0.48

    The pro forma earnings (loss) per share amounts for the year ended December 31, 1996 include the effect of an extraordinary charge of $6.3 million or $(0.16) per share. Refer to Note 4 for further discussion.

    Under SFAS 123, the fair value of each option is estimated on the date of grant using the Minimum Value option pricing model with the following weighted average assumptions:

                                                1995 ISSUANCES   1996 ISSUANCES   1997 ISSUANCES
                                                ---------------  ---------------  ---------------
Risk-free interest rate.......................          6.35%            6.18%            5.84%
Expected life (years).........................          10.0              7.5              9.5
Expected volatility...........................        --               --               --
Expected dividends............................     $  --            $  --            $  --

    The weighted average fair market values of options granted during 1995, 1996 and 1997 was $2.35, $4.33 and $5.43, respectively.

13. INCOME TAXES

    Income tax provision (benefit) includes:

                                                             FIVE MONTHS        YEAR ENDED
                                                                ENDED          DECEMBER 31,
                                                            DECEMBER 31,   --------------------
                                                                1995         1996       1997
                                                            -------------  ---------  ---------
                                                                       (IN MILLIONS)
Current taxes:
U.S. federal..............................................    $     3.5    $    23.9  $    27.8
State and local...........................................          0.5          3.8        4.7
Non-U.S...................................................          0.5          1.7        4.6
                                                                 ------    ---------  ---------
Total.....................................................    $     4.5    $    29.4  $    37.1
                                                                 ------    ---------  ---------
Deferred taxes:
Federal and state                                             $   (18.2)   $   (10.8) $    (5.8)
Non-U.S...................................................         (0.2)        (1.2)      (1.7)
                                                                 ------    ---------  ---------
Total.....................................................        (18.4)       (12.0)      (7.5)
                                                                 ------    ---------  ---------
Total income tax provision (benefit)                          $   (13.9)   $    17.4  $    29.6
                                                                 ------    ---------  ---------
                                                                 ------    ---------  ---------

                               RELTEC CORPORATION

13. INCOME TAXES (CONTINUED)
    Income taxes differ from amounts computed at the U.S. statutory rate due to:

                                                              FIVE MONTHS        YEAR ENDED
                                                                 ENDED          DECEMBER 31,
                                                             DECEMBER 31,   --------------------
                                                                 1995         1996       1997
                                                             -------------  ---------  ---------
                                                                        (IN MILLIONS)
Expected income tax provision (benefit) at statutory
  rates....................................................    $   (15.5)   $     8.9  $    19.1
Nondeductible amortization.................................          1.5          7.6        6.2
State, local taxes and other...............................          0.1          0.9        4.3
                                                                  ------    ---------  ---------
Total income tax provision (benefit).......................    $   (13.9)   $    17.4  $    29.6
                                                                  ------    ---------  ---------
                                                                  ------    ---------  ---------

    Temporary differences and loss carryforwards which gave rise to deferred tax assets and (liabilities) consisted of the following:

                                                                                 AS OF
                                                                              DECEMBER 31,
                                                                          --------------------
                                                                            1996       1997
                                                                          ---------  ---------

                                                                             (IN MILLIONS)
Deferred income tax assets (liabilities):
Inventory...............................................................  $    13.0  $    14.2
Pension, postretirement and postemployment benefits.....................       11.0       10.2
Capital lease obligation................................................        3.6        3.6
Self-insurance reserves.................................................        3.3        3.5
Accrued warranty........................................................        2.2        3.5
Tax loss carryforwards..................................................        1.7        0.7
Intangible assets.......................................................      (14.5)     (12.1)
Property and equipment..................................................      (17.1)     (16.7)
Construction funds in escrow............................................       (2.1)    --
Other...................................................................        7.5       10.0
                                                                          ---------  ---------
Net deferred taxes......................................................  $     8.6  $    16.9
                                                                          ---------  ---------
                                                                          ---------  ---------

    For income tax reporting purposes, the Company has state net operating loss carryforwards that aggregate approximately $10.8 million at December 31, 1997. Such carryforwards have various expiration dates beginning in the year 2000.

    RELTEC has not provided for U.S. income and foreign withholding taxes on undistributed earnings of its non-U.S. subsidiaries because management intends to permanently reinvest those earnings. Undistributed earnings of non-U.S. subsidiaries were not significant at December 31, 1997.

    Income taxes paid were $43.0 million and $20.5 million for the years ended December 31, 1997 and 1996, respectively, and $6.5 million during the five months ended December 31, 1995.

    For Predecessor A, the results of RELTEC's domestic operations were included in the consolidated U.S. return of its parent. The actual tax benefit generated by RELTEC was settled through an intercompany account with the parent. On a stand-alone basis, RELTEC would not have recognized any income tax benefit in its statement of operations; as such, the benefit has been credited to the parent company investment. The actual amount credited to the parent company investment for the seven months ended July 31, 1995 was $1.0 million.

                               RELTEC CORPORATION

13. INCOME TAXES (CONTINUED)
    For the seven month period ended July 31, 1995, the provision (benefit) for income taxes consisted of a current tax provision of $0.4 million and a deferred tax provision (benefit) of $(14.5) million. The current provision for income taxes relates to non-U.S. taxes. The deferred provision relates to the write-off of acquired in-process research and development costs.

14. PENSION PLANS

    RELTEC maintains pension plans which cover certain employees and provide for monthly pension payments to eligible employees upon retirement. Plans covering salaried employees provide benefits based on years of credited service and compensation. Pension benefits for certain hourly employees are based on years of service and specified benefits amounts. RELTEC's funding policy in the United States is to contribute amounts necessary to meet or exceed ERISA funding requirements, and elsewhere to fund amounts in accordance with local regulations. Pension plan assets consist primarily of United States government obligations, fixed income investments and equity securities whose values are subject to fluctuations of the securities market.

    As part of the RELTEC Acquisition, the Company's employee benefit plan obligations and related plan assets were determined on a stand-alone basis and recorded in the consolidated balance sheet as part of the allocation of the purchase price. A pension asset valuation and transfer from the seller's trust accounts into RELTEC's trust accounts was completed in August 1996.

    SPECIAL RETIREMENT PROGRAM FOR ELECTED OFFICERS

    The Special Retirement Program applies to principal officers who have served as such for at least two years and, upon retirement, must have at least ten years of service with the Company. An individual will not be eligible to participate in the Special Retirement Program in the event of retirement prior to reaching age 55 without the approval of the Board of Directors.

    The maximum retirement allowance will be 50% of the average of the three best years of total "compensation" less pension attributable to the Company contributions under the Company Pension Plan, the Supplemental Retirement Plan and any retirement plan of a prior employer following retirement from the Company, and less 50% of primary Social Security benefit. The maximum retirement allowance of 50% will be payable to the person holding, on retirement, the office of Chief Executive Officer of the Company, and to any other participant with 15 years of service with the Company upon retirement. Under the Special Retirement Program, the group life and medical insurance coverage (other than salary continuation) in effect for a participant at the time of early retirement will be continued until normal retirement.

    DEFERRED COMPENSATION PLAN

    Under the Deferred Compensation Plan, the Company may elect to award deferred compensation to any elected officer or other key employee. In addition, the Company contributes to the Deferred Compensation Plan for each participant the amount of matching employer contributions to which the participant would be entitled under the 401(k) savings plan and/or the defined contribution retirement plan but for federal law limitations on Company contributions. Book entry accounts for each participant are credited quarterly with interest at the rate specified by the Board of Directors from time to time. The amounts credited to participants' accounts will become distributable at age 65 or earlier at the approval of the Board of Directors. In addition, in the event of a "change of control" payment of all accounts shall be accelerated and payable in a lump sum within 30 days of such event.

                               RELTEC CORPORATION

14. PENSION PLANS (CONTINUED)
    Effective December 31, 1997, benefit accruals under the U.S. defined benefit pension plans were frozen. Pursuant to the provisions of SFAS No. 88 "Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," the benefit plan freeze resulted in the recognition of $6.5 million of curtailment gains in 1997. This amount has been presented as other income in the statement of operations. Beginning in 1998, the Company will implement a new defined contribution retirement benefit plan for its U.S. employees.

    The following table reconciles the funded status of the Company's defined benefit plans:

                                                  AS OF                         AS OF
                                            DECEMBER 31, 1996             DECEMBER 31, 1997
                                       ----------------------------  ----------------------------
STATUS OF PLAN(S)                       OVER-FUNDED   UNDER-FUNDED    OVER-FUNDED   UNDER-FUNDED
-------------------------------------  -------------  -------------  -------------  -------------
                                                             (IN MILLIONS)
Accumulated benefit obligation,
  principally vested.................    $    16.1      $    26.6      $    18.3      $    36.9
Effect of projected salary
  increases..........................          0.5            5.5            0.6            0.3
                                             -----         ------          -----         ------
Projected benefit obligation.........         16.6           32.1           18.9           37.2
Fair value of plan assets............         18.6           22.2           23.0           28.1
                                             -----         ------          -----         ------
Plan assets greater/ (less) than
  projected benefit obligation.......          2.0           (9.9)           4.1           (9.1)
Unrecognized cumulative net gain.....         (1.0)          (2.3)          (3.0)          (0.1)
                                             -----         ------          -----         ------
Prepaid (accrued) pension costs......    $     1.0      $   (12.2)     $     1.1      $    (9.2)
                                             -----         ------          -----         ------
                                             -----         ------          -----         ------

    Net periodic pension costs included in the accompanying consolidated statements of operations consisted of the following:

                                                                                   YEAR ENDED
                                                             FIVE MONTHS          DECEMBER 31,
                                                                ENDED         --------------------
                                                          DECEMBER 31, 1995     1996       1997
                                                         -------------------  ---------  ---------
                                                                       (IN MILLIONS)
Service cost--benefits earned..........................       $     1.7       $     4.1  $     4.6
Interest accrued on accumulated benefit obligation.....             1.3             3.2        3.8
Actual return on plan assets...........................            (1.8)           (4.2)      (9.2)
Net amortization and deferrals.........................             0.6             1.2        5.3
                                                                  -----       ---------  ---------
Net periodic pension cost..............................       $     1.8       $     4.3  $     4.5
                                                                  -----       ---------  ---------
                                                                  -----       ---------  ---------

    Net periodic pension cost included in Predecessor A's financial statements for the period ended July 31, 1995 was $2.1 million.

                               RELTEC CORPORATION

14. PENSION PLANS (CONTINUED)
    The following assumptions were used for determining the Company's defined benefit plan obligations and net periodic pension cost:

                                                                                     AS OF
                                                                                 DECEMBER 31,
                                                                     -------------------------------------
                                                                        1995         1996         1997
                                                                        -----        -----        -----
Weighted average discount rate.....................................         7.5%         7.5%         7.0%
Salary increase....................................................         4.5%         4.5%         4.5%
Asset return.......................................................         9.0%         9.0%         9.0%

    The Company sponsors a defined contribution savings and investment plan covering substantially all U.S. RELTEC salaried employees. Employer contributions to the plan are 50% of employee contributions, up to 6% of each covered employee's salary. RELTEC's contributions were $2.4 million for each of the years ended December 31, 1997 and 1996, and $0.9 million and $1.3 million for the five month period ended December 31, 1995 and the seven month ended July 31, 1995, respectively.

15. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

    The Company provides postretirement benefits other than pensions, primarily health care and life insurance, for certain eligible U.S. retirees. Postretirement benefits are unfunded. Effective December 31, 1997, the Company amended certain provisions of its postretirement benefit plan for U.S. employees primarily to require minimum eligibility at age 55 and 10 years of service with credited service beginning at age 45. The effect of these amendments resulted in unrecognized prior service costs of $7.8 million which will be amortized to future net periodic postretirement cost.

    Net periodic postretirement benefit costs consisted of the following:

                                                                                          YEAR ENDED
                                              SEVEN MONTHS         FIVE MONTHS           DECEMBER 31,
                                                  ENDED               ENDED          --------------------
                                              JULY 31, 1995     DECEMBER 31, 1995      1996       1997
                                             ---------------  ---------------------  ---------  ---------
                                                                    (IN MILLIONS)
Service cost...............................     $     0.5           $     0.2        $     0.6  $     0.6
Interest cost..............................           0.9                 0.4              0.9        0.9
                                                      ---                 ---              ---        ---
Net periodic postretirement benefit cost...     $     1.4           $     0.6        $     1.5  $     1.5
                                                      ---                 ---              ---        ---
                                                      ---                 ---              ---        ---

    The following table reconciles the funded status of the Company's postretirement benefit obligation:

                                                                                  AS OF
                                                                               DECEMBER 31,
                                                                           --------------------
                                                                             1996       1997
                                                                           ---------  ---------

                                                                              (IN MILLIONS)
Accumulated postretirement benefit obligation:
Retired participants.....................................................  $     2.5  $     3.4
Fully eligible active plan participants..................................        3.4        1.8
Other active plan participants...........................................        7.1        2.3
Unrecognized prior service costs.........................................     --            7.8
Unrecognized cumulative net gain (loss)..................................     --           (1.0)
                                                                           ---------  ---------
Accrued postretirement benefit obligation................................  $    13.0  $    14.3
                                                                           ---------  ---------
                                                                           ---------  ---------

                               RELTEC CORPORATION

15. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS (CONTINUED)
    The actuarial present value of the accumulated postretirement benefit obligation was determined using a discount rate of 7.0% and 7.5% at December 31, 1997 and 1996, respectively. Health care cost inflation is assumed to be 8.5%, declining gradually to 5.5% in 2017 and thereafter. A 1.0% increase in the assumed health care cost rates would increase the service and interest cost components, in aggregate, by approximately $0.2 million and increase the accumulated postretirement benefit obligation by approximately $0.3 million.

16. RELATED PARTY TRANSACTIONS

    On April 1, 1997, the Company's largest stockholder, a limited partnership in which KKR Associates, L.P. is the general partner, invested an additional $50.0 million in RELTEC in exchange for 4,000,000 shares of common stock. The cash proceeds were used to repay borrowings under the New Credit Facility.

    At December 31, 1997, two limited partnerships in which KKR Associates, L.P. is a general partner owned 90.8% of the Company's outstanding Common Stock. The remaining 9.2% of outstanding Common Stock is owned by management investors, an employee savings plan and other third parties.

    Kohlberg Kravis Roberts & Co., L.P. ("KKR") provides certain management, consulting and financial services to the Company for an annual fee. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning and financing of the Company. During the years ended December 31, 1997 and 1996, and the five months ended December 31, 1995, the Company paid $0.8 million, $0.8 million and $0.4 million, respectively, to KKR for management fees and reimbursement of expenses.

    During 1996, RELTEC paid $2.0 million to KKR for consulting services related to the Rainford Acquisition and $7.5 million in 1995 for services rendered in connection with the RELTEC Acquisition.

    Predecessor A's financial statements include charges for certain direct expenses which were administered centrally by Reliance including insurance, pensions and certain other items. Annual allocations were also made for common services provided by Reliance such as cash management and other treasury, legal, patent, tax, corporate accounting, audit and communication services. Administrative expense includes $3.9 million for the seven months ended July 31, 1995 for such allocated expenses. Settlement of RELTEC's related receivable/payable resulting from these transactions was done through an intercompany account which has been included in the parent company investment.

17. CONTINGENCIES

    Various lawsuits, claims and proceedings have been or may be instituted or asserted against the Company relating to the conduct of its business, including those pertaining to environmental, safety and health, employment and contract matters. Although the outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to the Company, management believes the disposition of matters which are pending or asserted will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

18. SUBSEQUENT EVENTS (UNAUDITED)

    Prior to the Offering, the 1998 Equity Participation Plan of RELTEC Corporation (the "Equity Plan") was approved by the Board of Directors and the stockholders of the Company. The principal purpose of the Equity Plan is to provide incentives for officers, employees and consultants of the Company through granting of options, restricted stock and other awards (collectively, "Awards"), thereby stimulating their personal and active interest in the Company's development and financial success, and inducing them to

                               RELTEC CORPORATION

18. SUBSEQUENT EVENTS (UNAUDITED) (CONTINUED) remain in the Company's employment. The Equity Plan is also intended to assist the Company in attracting and retaining qualified non-employee directors ("Non-Employee Directors") by providing for the automatic grant of options to Non-Employee Directors.

    Under the Equity Plan, not more than 5,076,211 shares of Common Stock (or the equivalent in other equity securities) are authorized for issuance upon exercise of options, stock appreciation rights ("SARs"), and other Awards, or upon vesting of restricted or deferred stock awards. No amounts have been issued under the Equity Plan as of January 31, 1998.

    On January 14, 1998, the Company increased its authorized shares of common stock to 150,000,000 and its authorized shares of preferred stock to 20,000,000.

    In connection with the Offering, the Settlements have forfeited their right to put 10% of the shares held by them to the Company.

                                 [LOGO]

PROSPECTUS

                                5,500,000 SHARES

                                [LOGO]

                                  COMMON STOCK
                               -----------------

OF THE 5,500,000 SHARES OF COMMON STOCK OFFERED, 1,000,000 SHARES ARE BEING OFFERED INITIALLY OUTSIDE THE UNITED STATES AND CANADA BY THE INTERNATIONAL
  UNDERWRITERS AND 4,500,000 SHARES ARE BEING OFFERED INITIALLY IN THE UNITED STATES AND CANADA BY THE U.S. UNDERWRITERS. SEE "UNDERWRITERS." ALL OF
     THE SHARES OF COMMON STOCK BEING OFFERED HEREBY ARE BEING SOLD BY THE
      COMPANY. SHARES OF COMMON STOCK ARE BEING RESERVED FOR SALE TO DIRECTORS, OFFICERS, EMPLOYEES, BUSINESS ASSOCIATES AND RELATED
        PERSONS OF THE COMPANY AT THE INITIAL PUBLIC OFFERING PRICE.
        SUCH PERSONS ARE EXPECTED TO PURCHASE, IN THE AGGREGATE, UP TO
         19% OF THE COMMON STOCK OFFERED. PRIOR TO THIS OFFERING, THERE
         HAS BEEN NO PUBLIC MARKET FOR THE COMMON STOCK OF THE
           COMPANY. SEE "UNDERWRITERS" FOR A DISCUSSION OF THE
             FACTORS CONSIDERED IN DETERMINING THE INITIAL PUBLIC
             OFFERING PRICE.
                            ------------------------

 THE COMMON STOCK HAS BEEN APPROVED FOR LISTING, SUBJECT TO NOTICE OF ISSUANCE,
                             ON THE NEW YORK STOCK
                        EXCHANGE UNDER THE SYMBOL "RLT."
                            ------------------------

          SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR INFORMATION THAT

                 SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                               -----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
          REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                              -------------------

                               PRICE $29 A SHARE
                              -------------------

                                                                       UNDERWRITING
                                                  PRICE TO             DISCOUNTS AND           PROCEEDS TO
                                                   PUBLIC             COMMISSIONS (1)          COMPANY (2)
                                            ---------------------  ---------------------  ---------------------
PER SHARE.................................         $29.00                  $1.89                 $27.12
TOTAL (3).................................      $159,500,000            $10,367,500           $149,132,500

------------------------
(1) THE COMPANY HAS AGREED TO INDEMNIFY THE UNDERWRITERS AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED.
(2) BEFORE DEDUCTING EXPENSES PAYABLE BY THE COMPANY ESTIMATED AT $1,200,000.
(3) THE COMPANY HAS GRANTED THE U.S. UNDERWRITERS AN OPTION, EXERCISABLE WITHIN 30 DAYS OF THE DATE HEREOF, TO PURCHASE UP TO AN AGGREGATE OF 825,000 ADDITIONAL SHARES AT THE PRICE TO PUBLIC LESS UNDERWRITING DISCOUNTS AND COMMISSIONS FOR THE PURPOSE OF COVERING OVER-ALLOTMENTS, IF ANY. IF THE U.S. UNDERWRITERS EXERCISE SUCH OPTION IN FULL, THE TOTAL PRICE TO PUBLIC, UNDERWRITING DISCOUNTS AND COMMISSIONS AND PROCEEDS TO COMPANY WILL BE $183,425,000, $11,922,625 AND $171,502,375, RESPECTIVELY. SEE
    "UNDERWRITERS."
                            ------------------------

    THE SHARES ARE OFFERED, SUBJECT TO PRIOR SALE, WHEN, AS AND IF ACCEPTED BY THE UNDERWRITERS NAMED HEREIN AND SUBJECT TO APPROVAL OF CERTAIN LEGAL MATTERS BY SIMPSON THACHER & BARTLETT, COUNSEL FOR THE UNDERWRITERS. IT IS EXPECTED THAT DELIVERY OF THE SHARES WILL BE MADE ON OR ABOUT MARCH 18, 1998 AT THE OFFICE OF MORGAN STANLEY & CO. INCORPORATED, NEW YORK, NEW YORK, AGAINST PAYMENT THEREFOR IN IMMEDIATELY AVAILABLE FUNDS.
                              -------------------

MORGAN STANLEY DEAN WITTER                    SALOMON SMITH BARNEY INTERNATIONAL

GOLDMAN SACHS INTERNATIONAL
                 DEUTSCHE MORGAN GRENFELL
                                   LEHMAN BROTHERS
                                                   J.P. MORGAN SECURITIES LTD.

MARCH 12, 1998